Orion Properties Inc. 2398 E. Camelback Road, Suite 1060, Phoenix, AZ 85016 New York Stock Exchange Symbol "ONL" March 14, 2025 Dear Shareholders, 2024 was a year of tremendous challenges and progress for Orion. The highlight of the year was leasing. During the year the overall market tone finally began to improve which was reflected in our leasing performance that totaled about 1.1 million square feet. This was more than four times the leasing we delivered in 2023. A great example of this positive momentum was our approximately 136,000 square foot Hasbro property in downtown Providence, Rhode Island. Early in the year, Hasbro notified us that they were moving out of this Class A building, and after a brief but intensive marketing effort, we were able to sign a lease in December to backfill the entire building almost immediately with a long-term, 11- year lease to Brown University Health. Encouragingly, this year has started with a robust pipeline of potential new and renewal leasing transactions. Another key accomplishment I want to highlight is that Orion has weathered the intensive lease rollover of the past three years, particularly in 2024 when we had about 1.9 million square feet or close to $40 million in annualized base rent scheduled to expire. Looking ahead, while we will still face significant lease expirations and rollover risk, we anticipate the combined pace of lease up and disposition of vacant properties will exceed the pace of tenant moveouts and our portfolio occupancy will begin to gradually rise after this year. The combination of these factors allowed us to exit 2024 with a portfolio weighted average lease term, or WALT, that now stands at 5.2 years, up from 4.0 years at the same time last year, which reflects our stabilizing portfolio. We have made significant progress in reorienting our portfolio since our spin, and we believe that 2025 and into 2026 will be the nadir for our revenue and Core FFO earnings declines. This is a critical inflection point for us as a company. As we have continued to communicate, we inherited a portfolio of short lease term office properties where many tenants were moving out. We have aggressively managed the portfolio selling 19 mostly vacant properties so far totaling 1.9 million square feet. Our tenant move outs and subsequent vacancies and increased property carry costs have had a dramatic negative impact on our earnings over the past three years. We now believe that period of quickly declining earnings is behind us and that in a year or two we should begin to see earnings begin to grow, slowly at first, then at a rising pace in subsequent years as we fill vacancy. Overall, we have delivered against our strategic plan even as the broader office markets have seen a historic collapse in demand. However, as we have observed the events of the past three years and their impacts on our portfolio, we have noted a significant trend that we believe we can capitalize on over time to build a more stable long duration property mix. During this period, we have experienced historically high non-renewals in many of our “traditional” or “generic” office properties, as tenant space needs have shrunk due to the work from home and other phenomena, while at the same time we have had good success renewing tenants who occupy our "dedicated use" assets that have an office component. We believe that owning properties where our tenants conduct business that cannot be replicated from home or other generic office locations will have higher usage, stronger rents and higher likelihood of lease renewal thus stabilizing cash flows and increasing our growth profile. These dedicated use assets, or DUA, have other attractive features that we believe enhance tenant stability, such as significant tenant investment in FF&E, and strategic placement near dedicated work forces, in addition to other attributes.

Orion Properties Inc. 2398 E. Camelback Road, Suite 1060, Phoenix, AZ 85016 New York Stock Exchange Symbol "ONL" 2 Our DUA property focus will include medical office, flex/laboratory, flex/industrial, and non-central business district government -- all property types we already own. A good example of this property type is the lab and office property that we added in San Ramon, California during the third quarter, leased to Valent U.S.A., a wholly-owned subsidiary of Sumitomo Chemical Company Ltd. As we execute on this shift in strategy, we intend to continue our move away from generic office properties. This effort is already well underway, as we have aggressively sold these type of properties as they have become vacant. At year end, approximately 32% of our properties measured by annualized base rent, or 25% as measured by total rentable square feet, are “dedicated use”. As we move ahead, we intend to gradually increase this percentage over time, through property sales of traditional office, including both vacant and stabilized assets, and selectively adding DUA properties in their place. In connection with this strategy shift, we rebranded the company name to Orion Properties which we believe better reflects the Company’s current portfolio mix and the direction away from traditional office toward our focus on dedicated use assets as we move forward. While the leasing environment is improving, it is from a very low base and there remain a myriad of challenges ahead for all suburban office property owners including Orion. We expect tenant concessions to remain high and rents to remain pressured on both renewals and re-tenanting. Additionally, it remains to be seen how objectives of the new Presidential administration will impact our GSA portfolio, though we remain cautiously optimistic as nearly our entire portfolio is in the firm term and none is in the immediate Washington D.C. area. Accordingly, as we have been communicating for more than three years, Orion needs to maintain liquidity and we will inevitably see debt levels rising on both an absolute and debt/EBITDA basis in coming years offset, as mentioned above, by anticipated earnings growth in the out years. As part of our ongoing efforts to retain capital to execute on the business plan and accelerate our pathway to earnings growth, in the first quarter of 2025 the Board voted to cut the dividend. This was a painful decision and the right decision. The change to the dividend payout is consistent with the strategic change we are making as we seek the lowest cost of funds to help us maintain and grow existing tenancy, continue the shift towards more dedicated use assets and efficiently refinance our debt obligations as they come due in 2026 and 2027. We continue to maintain a prudent leverage profile in contemplation of increased expenditures on our portfolio in the years ahead. We ended 2024 with total liquidity of $247.0 million, comprised of $16.0 million cash and cash equivalents, including our proportionate share of cash from the Arch Street Joint Venture, and $231.0 million of available capacity on Orion’s credit facility revolver. At the same time, we had $518.3 million of outstanding debt, including a $355.0 million CMBS loan that is a securitized mortgage loan collateralized by 19 properties, $119.0 million of floating rate debt on the credit facility revolver, $18.0 million under the mortgage loan for the San Ramon property and $26.3 million representing our share of the Arch Street Joint Venture mortgage debt. During 2024, the Company elected its option to extend the maturity date on the credit facility revolver for an additional 18 months until May 12, 2026. At year-end, our Net Debt to Adjusted EBITDA was 6.06x1 and since the spin, we have repaid $146 million of the outstanding balance of the credit facility revolver. 1 See Orion’s Supplemental Information Package for the Fourth Quarter and Full Year of 2024 for how we define Net Debt and Adjusted EBITDA, which are non-GAAP financial measures, and a reconciliation to the most directly comparable GAAP measure.

Orion Properties Inc. 2398 E. Camelback Road, Suite 1060, Phoenix, AZ 85016 New York Stock Exchange Symbol "ONL" 3 Managing a public company in a tough asset class is a challenge in and of itself and we are fortunate to have assembled a very seasoned leadership team that has decades of experience in the net lease space and many years of public REIT experience. Most of our team at Orion has worked together for years and in some cases much longer. This accomplished team has managed public companies through the inevitable cycles in the real estate industry before and we are well positioned to do so again as we continue to transform our portfolio. I want to take a moment to thank the team at Orion for all the hard work this year and to thank you, our shareholders, for your continued faith in us. In particular, I want to thank Gary Landriau our Chief Investment Officer who is retiring this year. Gary and I have worked together for more than 28 years and we will all miss him as he heads into life’s next chapter. We look forward to continuing to provide you with updates on Orion’s progress throughout the year. Sincerely, Paul McDowell CEO, President

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to __________

Commission file number: 001-40873

Orion Properties Inc.

(Exact name of registrant as specified in its charter)

Maryland	**87-1656425**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2398 E. Camelback Road, Suite 1060	**Phoenix**	**AZ**	**85016**
(Address of principal executive offices)			(Zip Code)

(602) 698-1002

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class:		*Trading Symbol(s):*	*Name of each exchange on which registered:*
Common Stock	$0.001 par value per share	ONL	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Securities Act of 1934: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's shares of common stock, $0.001 par value per share, held by non-affiliates of the registrant was $199.6 million based upon the shares outstanding and the last reported sale price of $3.59 per share on the New York Stock Exchange on June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter.

There were 56,109,281 shares of common stock of the registrant outstanding as of February 28, 2025.

DOCUMENTS INCORPORATED BY REFERENCE Portions of the registrant’s definitive proxy statement to be delivered to stockholders in connection with the registrant’s 2025 Annual Meeting of Stockholders (the “Proxy Statement”) are incorporated by reference into Part III of this Annual Report on Form 10-K. The registrant intends to file the Proxy Statement within 120 days after its fiscal year end. Only those portions of the Proxy Statement which are specifically incorporated by reference herein shall constitute a part of this Annual Report on Form 10-K.

Page Forward-Looking Statements 2 PART I Item 1. Business 4 Item 1A. Risk Factors 8 Item 1B. Unresolved Staff Comments 25 Item 1C. Cybersecurity 25 Item 2. Properties 26 Item 3. Legal Proceedings 30 Item 4. Mine Safety Disclosures 30 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 31 Item 6. [Reserved] 32 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 32 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 54 Item 8. Financial Statements and Supplementary Data 55 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 55 Item 9A. Controls and Procedures 55 Item 9B. Other Information 56 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 56 PART III Item 10. Directors, Executive Officers and Corporate Governance 56 Item 11. Executive Compensation 56 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 56 Item 13. Certain Relationships and Related Transactions, and Director Independence 57 Item 14. Principal Accounting Fees and Services 57 PART IV Item 15. Exhibits and Financial Statement Schedules 58 Item 16. Form 10-K Summary 60 Signatures 61 Index to Consolidated Financial Statements F-1 ORION PROPERTIES INC. For the fiscal year ended December 31, 2024 1

Forward-Looking Statements This Annual Report on Form 10-K includes “forward-looking statements” which reflect Orion Properties Inc.’s (the “Company”, “Orion”, “we”, or “us”) expectations and projections regarding future events and plans, future financial condition, results of operations, liquidity and business, including leasing and occupancy, acquisitions, dispositions, rent receipts, expected borrowings and financing costs and the payment of future dividends. Generally, the words “anticipates,” “assumes,” “believes,” “continues,” “could,” “estimates,” “expects,” “goals,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “targets,” “will,” “guidance,” variations of such words and similar expressions identify forward-looking statements. These forward- looking statements are based on information currently available to us and involve a number of known and unknown assumptions and risks, uncertainties and other factors, which may be difficult to predict and beyond the Company’s control, that could cause actual events and plans or could cause our business, financial condition, liquidity and results of operations to differ materially from those expressed or implied in the forward-looking statements. These factors include, among other things, those discussed below. Information regarding historical rent collections should not serve as an indication of future rent collections. We disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of changes in underlying assumptions or factors, new information, future events or otherwise, except as may be required by law. The following are some, but not all, of the assumptions, risks, uncertainties and other factors that could cause our actual results to differ materially from those presented in our forward-looking statements: • the risk of rising interest rates, including that our borrowing costs may increase and we may be unable to extend or refinance our debt obligations on favorable terms and in a timely manner, or at all; • the risk of inflation, including that our operating costs, such as insurance premiums, utilities, real estate taxes, capital expenditures and repair and maintenance costs, may rise; • conditions associated with the global market, including an oversupply of office space, tenant credit risk and general economic conditions and geopolitical conditions; • the extent to which changes in workplace practices and office space utilization, including remote and hybrid work arrangements, will continue and the impact that may have on demand for office space at our properties; • our ability to acquire new properties, convert certain vacant properties to multi-tenant use and sell non-core assets on favorable terms and in a timely manner, or at all; • risks associated with acquisitions, including the risk that we may not be in a position, or have the opportunity in the future, to make suitable property acquisitions on advantageous terms and/or that such acquisitions will fail to perform as expected; • our assumption concerning tenant utilization and renewal probability of dedicated use assets, and our ability to successfully execute on our strategy to shift our portfolio concentration over time away from traditional office properties, towards more dedicated use assets; • our ability to comply with the terms of our credit agreements or to meet the debt obligations on our properties; • our ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms and in a timely manner, or at all; • changes in the real estate industry and in performance of the financial markets and interest rates and our ability to effectively hedge against interest rate changes; • the risk of tenants defaulting on their lease obligations, which is heightened due to our focus on single tenant properties; • our ability to renew leases with existing tenants or re-let vacant space to new tenants on favorable terms and in a timely manner, or at all; • uncertainty as to whether the new Department of Government Efficiency, or DOGE, will lead to efforts by the General Services Administration to exercise termination options under or otherwise seek to terminate our leases with the United States Government or make it more likely the United States Government terminates the applicable lease at lease expiration; • the cost of rent concessions, tenant improvement allowances and leasing commissions; • the potential for termination of existing leases pursuant to tenant termination rights; • the amount, growth and relative inelasticity of our expenses; • risks associated with the ownership and development of real property; 2

• risks accompanying our investment in and the management of OAP/VER Venture, LLC (the “Arch Street Joint Venture”), our unconsolidated joint venture, in which we hold a non-controlling ownership interest, including that our joint venture partner may not be able to contribute its share of capital requirements; • our ability to close pending real estate transactions, which may be subject to conditions that are outside of our control; • we may change our dividend policy at any time, and therefore the amount, timing and continued payment of dividends are not assured; • our properties may be subject to impairment charges; • risks resulting from losses in excess of insured limits or uninsured losses; • risks associated with the potential volatility of our common stock; • the risk that we may fail to maintain our income tax qualification as a real estate investment trust; and • other risks and uncertainties detailed from time to time in our SEC filings. All forward-looking statements should be read in light of the risks identified in Part I, Item 1A. Risk Factors within this Annual Report on Form 10-K. We use certain defined terms throughout this Annual Report on Form 10-K that have the following meanings: When we refer to “annualized base rent,” we mean the monthly aggregate cash amount charged to tenants under our leases (including monthly base rent receivables and certain fixed contractually obligated reimbursements by our tenants), as of December 31, 2024, multiplied by 12, including the Company’s proportionate share of such amounts related to the Arch Street Joint Venture, the Company’s unconsolidated joint venture with an affiliate of Arch Street Capital Partners, LLC (“Arch Street Capital Partners”). Annualized base rent is not indicative of future performance. Under a “net lease”, the tenant occupying the leased property (usually as a single tenant) does so in much the same manner as if the tenant were the owner of the property. There are various forms of net leases, most typically classified as triple net or double net. Triple net leases typically require that the tenant pay all expenses associated with the property (e.g., real estate taxes, insurance, maintenance and repairs in accordance with the lease terms). Double net leases typically require that the tenant pay all operating expenses associated with the property (e.g., real estate taxes, insurance and maintenance), but excludes some or all major repairs (e.g., roof, structure and parking lot, in each case, as further defined in the applicable lease). Accordingly, the owner receives the rent “net” of these expenses, rendering the cash flow associated with the lease predictable for the term of the lease. 3

PART I Item 1. Business. Overview Orion Properties Inc. is an internally managed real estate investment trust (“REIT”) engaged in the ownership, acquisition, and management of a diversified portfolio of office properties located in high-quality suburban markets across the United States and leased primarily on a single-tenant net lease basis to creditworthy tenants. Our portfolio is comprised of traditional office properties, as well as governmental, medical office, flex/laboratory and R&D and flex/industrial properties. On March 5, 2025, we changed our name from Orion Office REIT Inc. to Orion Properties Inc. to better describe our broader investment strategy to shift our portfolio concentration over time away from traditional office properties, towards more dedicated use assets that have an office component. We define dedicated use assets as those that include a substantial specialized use component such as government, medical, laboratory and research and development, and flex operations, and would therefore not be considered traditional office properties. Orion was initially formed as a wholly-owned subsidiary of Realty Income Corporation (“Realty Income”). Following completion of the merger transaction involving Realty Income and VEREIT, Inc. (“VEREIT”) on November 1, 2021, Realty Income contributed the combined business comprising certain office real properties and related assets previously owned by subsidiaries of Realty Income, and certain office real properties and related assets previously owned by subsidiaries of VEREIT (the “Separation”), to the Company and its operating partnership, Orion Properties LP (“Orion OP”), and on November 12, 2021, effected a special distribution to the Company’s stockholders of all the outstanding shares of common stock of the Company (the “Distribution”). Following the Distribution, we became an independent and publicly traded company, and our common stock, par value $0.001 per share, trades on the New York Stock Exchange (the “NYSE”) under the symbol “ONL.” The Company has elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with its initial taxable year ended December 31, 2021. As of December 31, 2024, we owned and operated 69 operating properties with an aggregate of 7.9 million leasable square feet located in 29 states with an occupancy rate of 73.0% and a weighted-average remaining lease term of 5.2 years. We also owned a 20% equity interest in the Arch Street Joint Venture which, as of December 31, 2024, owned a portfolio of six properties with an aggregate of 1.0 million leasable square feet located in six states with an occupancy rate of 100% and a weighted-average remaining lease term of 5.2 years. Including our proportionate share of leasable square feet and annualized base rent from the Arch Street Joint Venture, we owned an aggregate of 8.1 million leasable square feet with an occupancy rate of 73.7%, or 73.1% adjusted for two operating properties that are currently under agreements to be sold, and a weighted- average remaining lease term of 5.2 years as of December 31, 2024. As of December 31, 2024, one tenant exceeded 10% of our annualized base rent: the General Services Administration at 16.3%. As of December 31, 2024, we had a total of 15 leases with the General Services Administration with a weighted average remaining lease term of 4.7 years. As of December 31, 2024, properties located in the following states accounted for over 10% of our annualized base rent: Geographic Concentration % of Total Annualized Base Rent Texas 16.5% New Jersey 12.5% As of December 31, 2024, tenants in the following industries accounted for over 10% of our annualized base rent: Tenant Industry Concentration % of Total Annualized Base Rent Government & Public Services 16.8% Health Care Equipment & Services 13.4% Financial Institutions 11.4% Capital Goods 11.0% 4

Investment Strategy We employ a proven, cycle-tested investment evaluation framework which serves as the lens through which we make capital allocation decisions. This framework prescribes that investments are evaluated along the following parameters: Asset Management. We employ active asset management strategies and work to leverage our tenant relationships to attract and retain high-quality creditworthy tenants, drive re-leasing and renewal activity and maximize our tenant retention rates. As part of our asset management efforts, we assess each property in our portfolio, including with respect to its existing leases, property type and tenant utilization, future leasing opportunities, geographic market, and marketability for sale, as well as how each property contributes to the portfolio as a whole, to determine the appropriate strategy, including potential disposition opportunities. Additionally, we may seek to address any lease roll or vacancy in our portfolio by converting the space to multi- tenant office or other use if our management team considers conversion to be the value-maximizing alternative for the subject property. Capital Recycling. We intend to shift our portfolio concentration over time away from traditional office properties, towards more dedicated use assets that have an office component. We expect to continue to selectively dispose of properties in our current portfolio if we determine that they do not fit our investment strategies. Proceeds from the sale of real estate assets are expected to be redeployed to fund capital investment into our existing portfolio to further enhance the quality of our portfolio and stability of our cash flows, selective acquisitions and other general corporate purposes. As part of our capital recycling efforts, we are seeking opportunities to invest in properties featuring, among other uses, government, medical, laboratory and research and development, and flex operations. Our experience is that these properties have greater tenant utilization and higher renewal probability, given their generally specialized uses and general inability for the tenant’s employees to conduct business at these sites on a remote or hybrid basis. Consistent with the foregoing capital recycling strategy, during the year ended December 31, 2024, we acquired an approximately 97,000 square foot flex/laboratory and R&D facility in San Ramon, California for a gross purchase price of $34.6 million. The property is fully leased to a high credit quality tenant through August 2039. As of December 31, 2024, approximately 31.8% of our annualized base rent was derived from properties we deemed dedicated use assets. We will continue to invest in the properties we own today when we believe those properties will produce attractive risk-adjusted yields on our investment plus any incremental capital we must invest and we will consider adding traditional office properties to the portfolio when we expect those properties to produce attractive, risk adjusted yields during our hold period through disposition but we intend to increase our focus on and exposure to dedicated use assets. Suburban Market Features. We primarily own commercial real properties located in suburban markets and seek to capitalize on de-urbanization trends amplified by the migration of millennials to the suburbs in the post-COVID environment. 39.2% of our annualized base rent as of December 31, 2024 was from Sun Belt markets. We believe these markets will continue to benefit from an increasing number of corporate relocations from urban coastal markets to inland secondary markets, as companies and employees alike seek a lower cost of living, business-friendly tax and regulatory environments, less density, and better weather. Additionally, we believe there are a variety of markets outside the Sun Belt which possess similar attractive characteristics and will benefit from similar trends. We will look to opportunistically emphasize both Sun Belt and other similar high-quality markets to the extent we are able to grow our portfolio. Net Lease Investment Characteristics. We seek to invest in stable cash flow from primarily long-term leases with high credit quality tenants and inflation protection from embedded rent growth. Net leases can enhance stability of cash flows by shifting some or all operating expense burden to the tenant. Tenant Credit Underwriting. We primarily own commercial real properties leased to investment-grade rated tenants and creditworthy non-investment-grade rated or unrated tenants. To the extent we are able to continue to grow our portfolio, we intend to utilize our credit underwriting and real estate expertise to underwrite creditworthy investment-grade and non- investment-grade tenants that we believe will offer enhanced yield and attractive risk-adjusted returns. Real Estate Attributes. Our portfolio includes regional and corporate headquarters office locations and other properties that are well-located with easy access to commuting routes and on-site amenities that enhance the tenant’s propensity to renew. As part of our asset management efforts, we expect to increase the quality and desirability of our portfolio by continuing to make capital investments in our properties to add amenities and to create more modern floor plans configured to optimize collaboration and enhance employee productivity. External Growth. We intend to grow our portfolio by acquiring properties that fit the characteristics defined in our investment evaluation framework, including dedicated use assets that have an office component, through multiple sourcing channels, leveraging our management team’s extensive relationship network with an average of over 25 years of experience 5 transacting in the single-tenant net lease market. We intend to pursue both individual assets as well as portfolio opportunities sourced from a wide range of marketed and off-market transactions. As described in more detail in the section in this report entitled “Risk Factors”, our acquisition strategy is subject to risks, including that we may not be in a position or have the opportunity in the future, to make suitable property acquisitions on advantageous terms and/or that such acquisitions will fail to perform as expected. Financing We employ prudent amounts of leverage and use debt as a means of providing additional funds for asset management and other general corporate purposes. We expect to use leverage prudently, assessing the appropriateness of new equity or debt capital based on market conditions, including reasonable assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. If our Board of Directors determines to seek additional capital, we may raise such capital by offering equity or debt securities, creating joint ventures with existing ownership interests in properties, entering into joint venture arrangements for new development projects, retaining cash flows or a combination of any of these methods. Borrowings may be in the form of bank borrowings, publicly and privately placed debt instruments or purchase money obligations to the sellers of properties. Any such indebtedness may be secured or unsecured. Any such indebtedness may also have full or limited recourse to the borrower or be cross-collateralized with other debt, or may be fully or partially guaranteed by us. We believe we are positioned to enable access to multiple forms of capital. If the Board of Directors determines to raise equity capital, it may, without stockholder approval, authorize us to issue additional shares of common stock or other capital stock. Our Board of Directors may authorize us to issue a number of shares up to the amount of our authorized capital in any manner and on such terms and for such consideration as it deems appropriate. Such securities may be senior to the outstanding class of common stock. In November 2022, we established an “at the market” offering program for our common stock (the “ATM Program”), although we have not utilized this program to sell any shares of our common stock to date. Pursuant to the ATM Program, we may from time to time offer and sell shares of our common stock, having an aggregate offering price of up to $100.0 million. Such offers or sales of shares of our common stock may be made in privately negotiated transactions, including block trades, brokers’ transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on the NYSE, or through forward transactions under separate master forward sale confirmations and related supplemental confirmations for the sale of shares of our common stock on a forward basis. As of December 31, 2024, we had $492.0 million of total consolidated debt outstanding, consisting of a $355.0 million fixed rate securitized mortgage note collateralized by 19 properties (the “CMBS Loan”), $119.0 million borrowed under our $350.0 million senior revolving credit facility (the “Revolving Facility”) and an $18.0 million fixed rate mortgage note on the San Ramon, California property we acquired in September 2024 (the “San Ramon Loan”). In May 2024, in connection with the election of our option to extend the maturity of the Revolving Facility to May 12, 2026, we agreed to reduce the borrowing capacity of the Revolving Facility to $350.0 million from $425.0 million and to certain financial covenant changes. Additionally, our proportionate share of the non-recourse mortgage notes associated with the Arch Street Joint Venture was $26.3 million as of December 31, 2024. We believe our prudent leverage and liquidity will enable us to continue to make the capital investments needed to enhance the quality of our existing portfolio and stability of our cash flows, as well as opportunistically take advantage of high-quality acquisition opportunities as market conditions permit. Competitive Strengths Our portfolio consists of high-quality, diversified properties with favorable exposure to investment-grade credit and is located in attractive suburban markets across the United States and leased primarily on a single-tenant net lease basis. We have a strong management team with a wide-ranging network of industry relationships and an average of over 25 years of experience transacting in the single-tenant net lease market. Our platform is vertically integrated across functions, including investment, finance, property management, leasing and legal. Our integrated structure enables us to identify value creation opportunities and realize significant operating efficiencies. Our organization includes property managers and leasing professionals who maintain direct relationships and dialogue with our tenants and broker communities. We believe proactive, in-house property management and leasing allows us to exercise greater control of operating and capital expenditures while improving propensity to renew and maximizing re-leasing spreads. 6

Regulations Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings and competitive position, which can be material. We incur costs to monitor and take actions to comply with governmental regulations that are applicable to our business, which include, among others, federal securities laws and regulations, applicable stock exchange requirements, REIT and other tax laws and regulations, environmental and health and safety laws and regulations, local zoning, usage and other regulations relating to real property, and the Americans with Disabilities Act of 1990 (“ADA”). Human Capital As of December 31, 2024, we had 40 employees. We value our employees and their individual and collective contributions to Orion in the furtherance of our corporate, operational, social, environmental and governance initiatives. Our corporate culture is based on treating others the way we would like to be treated and we strive to foster a work environment that is inclusive, fair and engaged. Available Information We electronically file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, and proxy statements, with the SEC. You may access any materials we file with the SEC through the EDGAR database at the SEC’s website at www.sec.gov. In addition, copies of our filings with the SEC may be obtained free of charge from our website at www.onlreit.com. We are providing our website address solely for the information of investors. We do not intend for the information contained on our website to be incorporated into this Annual Report on Form 10-K or other filings with the SEC. Summary of Risk Factors The following section sets forth a summary of principal risk factors that we believe are material to our investors, and could adversely affect our business, financial condition, results of operations, our ability to pay distributions and the value of an investment in our common stock. For a more extensive discussion of these factors, as well as other risks related to the Company, see “1A. Risk Factors” contained in this Annual Report on Form 10-K. • If global market and economic conditions deteriorate, our business, financial condition and results of operations could be materially adversely affected. • Changes in workplace practices and office space utilization, including remote and hybrid work arrangements, have reduced the demand for office space at our properties and may continue to do so. • Leases representing approximately 13.5% of our annualized base rent are scheduled to expire in 2025, and we could experience difficulties or delays renewing leases or re-leasing vacant space, which will increase our costs to operate and maintain such properties without receiving income. • Most of our properties depend upon a single tenant for all or a majority of their rental income; therefore, our financial condition, including our ability to make distributions to stockholders, may be adversely affected by the bankruptcy or insolvency, a downturn in the business, or a lease termination of such a single tenant. • We expect to continue to convert certain vacant properties to multi-tenant use, and cannot provide any assurance that the investments we make of time and capital to do so will increase the value of the subject properties. • Government budgetary pressures and priorities, and trends in government employment and office leasing may adversely impact our business. • Our partner in the Arch Street Joint Venture has not had access to sufficient liquidity to contribute its share of the capital requirements that have recently arisen, thereby exposing us to liabilities in excess of our share of the joint venture and other risks. • We may be unable to successfully execute on our strategy to shift our portfolio concentration over time away from traditional office properties, towards more dedicated use assets. • Competition for acquisitions may reduce the number of acquisition opportunities available to us and increase the costs of those acquisitions. • We may suffer adverse effects from acquisitions of commercial real estate properties. 7

• We face considerable competition in the leasing market and may be unable to renew existing leases or re-let space on terms similar to our existing leases, or we may expend significant capital in our efforts to re-lease space, which may adversely affect our business, financial condition and results of operations. • Tenant payment defaults may have a material adverse effect on our business, financial condition and results of operations. • Some of our leases provide tenants with the right to terminate their leases early, which may have a material adverse effect on our business, financial condition and results of operations. • We have a significant amount of indebtedness and may need to incur more in the future. • We have existing debt and refinancing risks that could have a material adverse effect on our business, financial condition and results of operations, including the risk that we will be unable to extend or refinance some or all of our debt. • Financial covenants could materially adversely affect our ability to conduct our business. • We depend on external sources of capital that are outside of our control, which may affect our ability to achieve our business strategies. • Our expenses may remain constant or increase, even if our revenues decrease, which may have a material adverse effect on our business, financial condition and results of operations. • Real estate property investments are illiquid. We may not be able to dispose of properties when desired or on favorable terms. • Our assets may be subject to impairment charges. • Uninsured and underinsured losses may adversely affect our operations. • The obligations and requirements to which we are subject as a public company are extensive and will increase when we no longer qualify as an “emerging growth company.” • Our failure to maintain our qualification as a REIT for U.S. federal income tax purposes could have a material adverse effect on us. Item 1A. Risk Factors. You should carefully consider the following risks and other information in this Annual Report on Form 10-K in evaluating our company and our common stock. Any of the following risks could materially and adversely affect our business, financial condition and results of operations. Risks Related to Our Properties and Business If global market and economic conditions deteriorate, our business, financial condition and results of operations could be materially adversely affected. Weak economic conditions generally, sustained uncertainty about global economic conditions, a tightening of credit markets, business layoffs, downsizing, industry slowdowns and other similar factors that affect our tenants have negatively impacted commercial real estate fundamentals and may continue to do so, which has resulted and may continue to result in lower occupancy, lower rental rates and declining values in our real estate portfolio. Additionally, these factors and conditions have had and may continue to have an impact on our lenders or tenants, which could cause them to reduce their business with us or fail to meet their obligations to us. We are subject to the risk of rising interest rates, including that our borrowing costs may increase and we may be unable to extend or refinance our debt obligations on favorable terms or at all. We are also subject to the risk of inflation, including that our operating costs, such as insurance premiums, utilities, real estate taxes and capital expenditures and repair and maintenance costs, may rise. We also may be unable to offset any increases in our borrowing costs or operating costs by increases in our rental revenues which are generally fixed. No assurances can be given regarding such macroeconomic factors or conditions, and our ability to lease our properties and increase or maintain rental rates or the profitability of our properties may be negatively impacted, which may have a material adverse effect on our business, financial condition and results of operations. Changes in workplace practices and office space utilization, including remote and hybrid work arrangements, have reduced the demand for office space at our properties and may continue to do so. Changes in workplace practices and office space utilization, including remote and hybrid work arrangements, have negatively impacted our company and these factors may continue and worsen. For example, the increased adoption of and 8 familiarity with remote and hybrid work practices has resulted in decreased demand for and utilization of office space. These trends have impacted our leasing efforts as certain of our tenants have elected to not renew their leases, or to renew them for less space than they were occupying, resulting in increases in vacancy rates at our properties and decreases in rental income. Remote and hybrid work practices may continue to persist, which may cause the trends impacting our leasing efforts to continue or even accelerate. Tenants’ evolving preferences regarding office space configuration either in response to the COVID-19 pandemic or for other reasons, may impact their space requirements and also has required and may continue to require us to spend increased amounts for tenant improvements. If substantial office space reconfiguration is required, a tenant may explore other office space and find it more advantageous to relocate than to renew its lease and renovate the existing space. Less successful leasing efforts, lower rents and increased leasing costs have caused our business, operating results, financial condition and prospects to be materially adversely impacted, and may continue to do so. Leases representing approximately 13.5% of our annualized base rent are scheduled to expire in 2025 and we could experience difficulties or delays renewing leases or re-leasing vacant space, which will increase our costs to operate and maintain such properties without receiving income. We derive nearly all of our net income from rent received from our tenants, and our profitability is significantly dependent upon our ability to minimize vacancies in our properties and ensure our tenants timely pay rent at an attractive rate. If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments. If lease defaults occur, we may experience delays in enforcing our rights as landlord. Leases representing approximately 13.5% of our annualized base rent are scheduled to expire in 2025, and as of December 31, 2024, our portfolio, including our proportionate share of properties owned by the Arch Street Joint Venture, had a weighted average lease term of 5.2 years, and had 11 vacant operating properties, with an aggregate 1.7 million square feet, including six properties, with an aggregate of 0.6 million square feet, that have remained vacant for over one year. If our tenants decide not to renew their leases, terminate their leases early or default on their leases, we will experience a loss in the associated rental revenue and will incur property operating costs that will no longer be reimbursed by the vacating tenant. When tenant leases expire, we confirm the condition of the premises and will seek to enforce the performance of any outstanding tenant obligations, such as repair and maintenance and lease surrender obligations. These efforts can lead to disputes with the tenants, and we cannot provide any assurance we will be successful in enforcing the tenant’s obligations. Accordingly, we may incur enforcement and property operating and capital costs in connection with expired leases that may not be recoverable. Tenant lease expirations, delays in re-leasing vacant space and tenant defaults could have a material adverse effect on our financial condition, results of operations and ability to pay dividends to stockholders. Most of our properties depend upon a single tenant for all or a majority of their rental income; therefore, our financial condition, including our ability to make distributions to stockholders, may be adversely affected by the bankruptcy or insolvency, a downturn in the business, or a lease termination of such a single tenant. During the year ended December 31, 2024, most of our rental revenue was from our properties leased to single tenants. The value of our single tenant properties is materially dependent on the performance of those tenants under their respective leases. These tenants face competition within their industries and other factors that could reduce their ability to pay us rent. Lease payment defaults by such tenants could cause us to reduce the amount of distributions that we pay to our stockholders. A default by a single or major tenant, the failure of a guarantor to fulfill its obligations or premature termination of a lease to such a tenant or such tenant’s election not to extend a lease upon its expiration could have an adverse effect on our financial condition, results of operations, liquidity and ability to pay distributions to our stockholders. We expect to continue to convert certain vacant properties to multi-tenant use, and cannot provide any assurance that the investments we make of time and capital to do so will increase the value of the subject properties. Where we determine it will maximize the value of the subject property, we have converted certain vacant properties to multi-tenant use and expect we will continue to do so. Our multi-tenant properties are subject to a variety of risks not typically encountered in real estate properties that are operated by or for a single tenant, which could materially adversely affect the value of our investment, including: • conversion to multi-tenant use will require us to make significant investment in the subject property, such as to create common areas, separate building systems, construct new demising walls and corridors and install restrooms and access points; • in order to attract high quality anchor tenants, we may be required to install and guarantee the full operation of significant amenities like cafeterias and gyms and the cost to operate these amenities may not be recoverable particularly if the building is not fully occupied; and 9

• multi-tenant properties generally require greater landlord responsibility to manage and operate the properties and bear the associated costs, which will place added burden on our property management team and will result in costs that may not be recoverable from the tenants. We may incur costs to convert properties to multi-tenant use and to operate multi-tenant properties that may not be recoverable and we cannot provide any assurance that our decision to convert properties to multi-tenant will increase the value of the subject properties. Government budgetary pressures and priorities, and trends in government employment and office leasing may adversely impact our business. We believe that recent government budgetary and spending priorities and enhancements in technology have resulted in a decrease in government office use for employees. Furthermore, over the past several years, government tenants have reduced their space utilization per employee and consolidated government tenants into existing government owned properties. Persistent remote and hybrid work practices have also reduced space utilization at many of our government properties. These factors have reduced the demand for government leased space, and may continue to do so. The Trump Administration’s initiative to dramatically cut government spending introduces additional uncertainty for our portfolio of properties leased to the United States Government. The Department of Government Efficiency (“DOGE”) has begun to look at ways to increase government office utilization and shrink the federal government’s real estate portfolio. This could lead to the General Services Administration (“GSA”) exercising termination options under or otherwise seeking to terminate our leases with the United States Government or make it more likely the United States Government terminates the applicable lease at lease expiration. As of December 31, 2024, approximately 94,000 of our occupied square feet leased to the GSA were within periods during which the tenant has the right to terminate their space without a termination fee, or “non-firm terms.” The GSA recently announced a suspension of the execution of substantially all GSA funded obligations, including new leases and lease amendments. This action by the GSA has resulted in delays of the GSA authorizing us to proceed with landlord work at our property in Lincoln, Nebraska and that is a condition to lease commencement of our lease with the United States Government at this property, as well as delays in lease negotiations at certain other properties leased to the United States Government. We do not know how long the suspension will continue and cannot provide any assurance as to how ongoing developments with respect to DOGE and the Trump Administration’s efforts to reduce government spending may impact our portfolio of properties leased to the United States Government. Efforts to manage space utilization rates and reduce government spending may result in the government tenants exercising early termination rights under our leases, vacating our properties upon expiration of our leases in order to relocate, or renewing their leases for less space than they currently occupy. Also, our government tenants’ desire to reconfigure leased office space to manage utilization per employee may require us to spend significant amounts for tenant improvements, and tenant relocations are often more prevalent in those circumstances. Compared to our historical experience with government tenants, the government tenants’ leasing decisions and strategies may be less predictable. Additionally, the COVID-19 pandemic and its aftermath have had negative impacts on government budgets and resources, and it is unclear what the effect of these impacts will be on government demand for leasing office space. Our partner in the Arch Street Joint Venture has not had access to sufficient liquidity to contribute its share of the capital requirements that have recently arisen, thereby exposing us to liabilities in excess of our share of the joint venture and other risks. We are invested in the Arch Street Joint Venture where we own a 20% minority, non-controlling interest and our partner owns the remaining 80% interest. Our partner in the Arch Street Joint Venture did not have access to sufficient liquidity to contribute its share of capital call obligations that have recently arisen, and this issue may continue to the extent additional partner capital is required in the future. During November 2024, our joint venture partner was unable to contribute its proportionate share of the capital required to pay down $3.4 million of principal on the Arch Street Joint Venture non-recourse mortgage notes to satisfy the 60% loan-to-value condition to extend the maturity date of such debt. As a result, we made a member loan to the Arch Street Joint Venture in the amount of $1.4 million. As of December 31, 2024, the outstanding principal associated with the Arch Street Joint Venture mortgage notes was $131.6 million, and our proportionate share was $26.3 million. During February 2025, we made an additional member loan of $8.3 million when our partner was unable to contribute its share of leasing costs related to a lease extension that was completed for one of the properties in the Arch Street Joint Venture portfolio. As part of the terms of the recent extension of the Arch Street Joint Venture mortgage notes, the mortgage lender is expected to re-appraise the property where the lease was extended in February 2025, and we are also committed to make an additional member loan as and if needed to repay principal on the mortgage notes to continue to satisfy the 60% loan-to-value extension condition. Our member loan to the Arch Street Joint Venture, which had $9.2 million receivable as of March 5, 2025, earns interest at 15% per annum and is non-recourse and unsecured, and structurally subordinate to the Arch Street Joint Venture mortgage notes. Interest and principal are payable monthly solely out of the excess 10 cash from the joint venture after payment of property operating expenses, interest and principal on the Arch Street mortgage notes and other joint venture expenses and excess proceeds from the sale of any of the joint venture properties. Our partner’s failure to meet capital call obligations exposes us to certain risks, including: • we may have insufficient liquidity or decide it is no longer in our best interest to continue to make member loan or other investments to fund the joint venture’s capital requirements, which could expose us to loss of all or substantially all of our investment in the joint venture; • we may be unable to recover our member loan or other investments in the joint venture in a timely manner or at all; and • the investments we have recently made or may make in the future in the joint venture reduce our available liquidity and therefore may limit our ability to grow or make other investments in our portfolio. The Arch Street Joint Venture and any other joint venture investments we make could be adversely affected by the lack of sole decision-making authority, reliance on joint venture partners’ financial condition and any disputes that may arise between us and our joint venture partners. We are invested in the Arch Street Joint Venture and have co-invested and may in the future co-invest with third parties through partnerships, joint ventures or other structures in which we acquire non-controlling interests in, or share responsibility for, managing the affairs of a property, partnership, co-tenancy or other entity. Our ability to determine the strategy with respect to properties we own through the Arch Street Joint Venture is materially limited compared to acquisitions we make directly, including with respect to leasing, disposition and joint venture opportunities (including if such actions are necessary to maintain compliance with our debt commitments). We also may enter into future joint ventures pursuant to which we will not be able to exercise sole decision-making authority regarding the properties owned through such joint ventures or similar ownership structure. In addition, investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including potential deadlocks in making major decisions, restrictions on our ability to exit the joint venture, reliance on joint venture partners and the possibility that a joint venture partner might become bankrupt or fail to fund its share of required capital contributions, thus exposing us to liabilities in excess of our share of the joint venture or jeopardizing our REIT status. The funding of our capital contributions to such joint ventures may be dependent on proceeds from the sale of real estate assets, credit facility advances or sales of equity securities. Joint venture partners, including Arch Street Capital Partners, may have business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our best interests. We may, in specific circumstances, be liable for the actions of our joint venture partners. In addition, any disputes that may arise between us and joint venture partners, including Arch Street Capital Partners, may result in litigation or arbitration that would increase our expenses. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations. The United States Government’s “green lease” policies may adversely affect us. In recent years, the United States Government has instituted “green lease” policies which allow a government tenant to require Leadership in Energy and Environmental Design for commercial interiors, or LEED®-CI, designation in selecting new premises or renewing leases at existing premises, and these policies have and may continue to be expanded to cover additional enhanced requirements. In addition, the Energy Independence and Security Act of 2007 allows the United States Government to give preference to buildings for lease that have received an “Energy Star” label. Complying with enhanced requirements may be costly and time consuming, but our failure to do so may result in our competitive disadvantage in acquiring new or retaining existing government tenants. We may be unable to successfully execute on our strategy to shift our portfolio concentration over time away from traditional office properties, towards more dedicated use assets. As part of our investment strategy, we intend to shift our portfolio concentration over time away from traditional office properties, towards more dedicated use assets that have an office component. We believe that by doing so we will increase that value of our portfolio, as it is our experience that dedicated use assets have greater tenant utilization and higher renewal probability. As of December 31, 2024, our portfolio was comprised of 75.0% and 68.2% traditional office properties, calculated based on rentable square feet and annualized base rent, respectively. In order to increase the percentage of dedicated use assets in our portfolio, we will need to acquire additional dedicated use assets and/or dispose of traditional office properties. Our ability to acquire new properties and dispose of existing properties in our portfolio is dependent upon competitive and market conditions, which may not be favorable to us at any given time, as well as other factors outside of our control. We may not be 11 successful in executing our strategy of shifting our portfolio concentration over time towards more dedicated use assets, and whether or not we are successful in executing such strategy, we may not achieve our objective of increasing the value of our portfolio. Competition for acquisitions may reduce the number of acquisition opportunities available to us and increase the costs of those acquisitions. We may acquire properties if market conditions permit and we are presented with an attractive opportunity to do so. We may face competition for such acquisition opportunities from other investors, and such competition may adversely affect us by subjecting us to the following risks: • an inability to acquire a desired property because of competition from other well-capitalized real estate investors, including publicly traded and privately held REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, sovereign wealth funds, pension trusts, partnerships and individual investors; • we may incur costs on unsuccessful acquisitions that we will not be able to recover; and • an increase in the purchase price for such acquisition property in the event we are able to acquire such desired property. Accordingly, competition for acquisitions may limit our opportunities to grow our business, which may have a material adverse effect on our business, financial condition and results of operations. We may suffer adverse effects from acquisitions of commercial real estate properties. We intend to pursue acquisitions of additional commercial real estate properties as part of our business strategy. Acquisitions of commercial properties entail risks, such as the risk that we may not be in a position, or have the opportunity in the future, to make suitable property acquisitions on advantageous terms and/or that such acquisitions fail to perform as expected. We may pursue selective acquisitions of properties in regions where we have not previously owned properties. These acquisitions may entail risks in addition to those we face with acquisitions in more familiar regions, such as our not sufficiently anticipating conditions or trends in a new market and therefore not being able to operate the acquired property profitably. In addition, we may acquire properties that are subject to liabilities in situations where we have no recourse, or only limited recourse, against the prior owners or other third parties with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle or contest it. Examples of unknown liabilities with respect to acquired properties include, but are not limited to: • liabilities for remediation of disclosed or undisclosed environmental contamination; • claims by tenants, vendors or other persons dealing with the former owners of the properties; • liabilities incurred in the ordinary course of business; and • claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties. Our performance is subject to risks inherent in owning real estate investments. We are generally subject to risks incidental to the ownership of real estate. These risks include: • changes in supply of or demand for office properties in our market or sub-markets; • competition for tenants in our market or sub-markets; • the ongoing need for capital improvements; • increased operating costs, which may not necessarily be offset by increased rents, including insurance premiums, utilities, real estate taxes, capital expenditures and repair and maintenance costs, due to inflation and other factors; • changes in tax, real estate and zoning laws; • changes in governmental rules and fiscal policies; • inability of tenants to pay rent; 12

• competition from the development of new space in our market or sub-markets and the quality of competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates, amenities and safety record; and • civil unrest, acts of war, terrorism, adverse political conditions, acts of God, including earthquakes, hurricanes and other natural disasters (which may result in uninsured losses) and other factors beyond our control. Should any of the foregoing occur, it may have a material adverse effect on our business, financial condition and results of operations. We face considerable competition in the leasing market and may be unable to renew existing leases or re-let space on terms similar to our existing leases, or we may expend significant capital in our efforts to re-lease space, which may adversely affect our business, financial condition and results of operations. We compete with a number of other owners and operators of office properties to renew leases with our existing tenants and to attract new tenants. If our properties are not as attractive to existing or new tenants as properties owned by our competitors due to the age of the buildings, physical condition, lack of amenities or other similar factors, we could lose tenants, it could take longer to re-lease our properties and we could suffer lower rental rates. To the extent that we are able to renew leases that are scheduled to expire in the short-term or re-let such space to new tenants, heightened competition may require us to give rent concessions or provide tenant improvements to a greater extent than we otherwise would have. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge, or may not be able to increase rates to market rates, in order to retain tenants upon expiration of their existing leases. Even if our tenants renew their leases or we can re-let the space, the terms and other costs of renewal or re-letting, including the cost of required renovations, increased tenant improvement allowances, leasing commissions, declining rental rates, and rent or other potential concessions, may be less favorable than the terms of our current leases and could require significant capital expenditures. Our inability to renew leases or re-let space in a reasonable time, a decline in rental rates or an increase in tenant improvement allowances, leasing commissions, rent concessions or other costs may have a material adverse effect on our business, financial condition and results of operations. Tenant payment defaults may have a material adverse effect on our business, financial condition and results of operations. Nearly all of our revenues and income comes from rental income from real property. As such, our business, financial condition and results of operations could be adversely affected if our tenants default on their lease payment obligations. Our ability to manage our assets is also subject to federal bankruptcy laws and state laws that limit creditors’ rights and remedies available to real property owners to collect delinquent rents. If a tenant becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the tenant promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to that tenant. We also cannot be sure that we would receive any rent in the proceeding sufficient to cover our expenses with respect to the premises. If a tenant becomes bankrupt, the federal bankruptcy code will apply and, in some instances, may restrict the amount and recoverability of our claims against the tenant. A tenant’s default on its payment obligations may have a material adverse effect on our business, financial condition and results of operations. Some of our leases provide tenants with the right to terminate their leases early, which may have a material adverse effect on our business, financial condition and results of operations. Certain of our leases permit our tenants to terminate their leases as to all or a portion of their leased premises prior to their stated lease expiration dates under certain circumstances, such as providing notice by a certain date and, in most cases, paying a termination fee. As of December 31, 2024, 11.2% of our occupied square footage was subject to early termination provisions. During the year ended December 31, 2024, one tenant exercised an early termination option which will result in the partial termination of approximately 30,000 square feet under an approximately 127,000 square foot lease in the year ending December 31, 2025. During the year ended December 31, 2023, one tenant exercised an early termination option, which resulted in the partial termination of approximately 30,000 square feet under an approximately 200,000 square foot lease in the year ended December 31, 2023. To the extent that our tenants exercise early termination rights, our cash flow and earnings will be adversely affected, and we can provide no assurances that we will be able to generate an equivalent amount of net effective rent by leasing the vacated space to new third-party tenants. If our tenants elect to terminate their leases early, it may have a material adverse effect on our business, financial condition and results of operations. 13

We have a significant amount of indebtedness and may need to incur more in the future. As of December 31, 2024, we had approximately $492.0 million of total outstanding consolidated indebtedness. In addition, in connection with executing our business strategies going forward, we expect to invest in our current portfolio and, as market conditions permit, intend to acquire additional properties and make strategic investments, and we may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for us, including: • hindering our ability to adjust to changing market, industry or economic conditions; • limiting our ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms to fund acquisitions, respond to competitive challenges or otherwise execute our business strategy; • limiting the amount of free cash flow available for future operations, reinvestment in our portfolio, acquisitions, dividends or other uses; • making us more vulnerable to economic or industry downturns, including interest rate increases; and • placing us at a competitive disadvantage compared to less leveraged competitors. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. If we are able to obtain additional financing, such financing could further raise our borrowing costs and adversely impact our ability to satisfy our obligations under our indebtedness, which may have a material adverse effect on our business, financial condition and results of operations. In addition, our charter and bylaws do not limit the amount of indebtedness we may incur. Accordingly, our Board of Directors may permit us to incur additional debt and would do so, for example, if it were necessary to maintain our status as a REIT. We might become more highly leveraged as a result, and our financial condition, results of operations and funds available for distribution to stockholders might be negatively affected, and the risk of default on our indebtedness could increase, which may have a material adverse effect on our business, financial condition and results of operations. We have existing debt and refinancing risks that could have a material adverse effect on our business, financial condition and results of operations, including the risk that we will be unable to extend or refinance some or all of our debt. We have both fixed and variable rate indebtedness and may incur additional indebtedness in the future, including borrowings under our Revolving Facility. Our Revolving Facility under which we had $119.0 million borrowed as of December 31, 2024 is scheduled to mature in May 2026, and our $355.0 million CMBS Loan is scheduled to mature in February 2027. We are dependent upon the Revolving Facility, which is a fully recourse borrowing facility guaranteed in full by us, for liquidity to execute our business strategies, and our CMBS Loan provides cross-collateralized financing for a total of 19 properties in our portfolio, and therefore the lender will have recourse to any and all of the assets that secure the debt in the event we default. We cannot provide assurance we will be able to extend, refinance or repay these debt obligations at maturity. Our ability to extend or refinance debt will be affected by our financial condition and various other factors existing at the relevant time, including factors beyond our control, such as capital and credit market conditions, the state of the national and regional economies, local real estate conditions and the equity in and value of the related collateral. We may be required to make significant principal repayments to extend or refinance our debt obligations. Following the Arch Street Joint Venture’s exercise of the first extension option and satisfaction of the related conditions in November 2024, the non-recourse mortgage notes associated with the Arch Street Joint Venture of $131.6 million as of December 31, 2024 are scheduled to mature on November 27, 2025, and the Arch Street Joint Venture has one remaining one- year option to extend the maturity until November 27, 2026. Our proportionate share of the mortgage notes was $26.3 million as of December 31, 2024. The extension option is subject to satisfaction of certain conditions, including satisfaction of certain financial and operating covenants. The Arch Street Joint Venture may be unable to satisfy the extension conditions, and we cannot provide any assurance the Arch Street Joint Venture will be able to satisfy the extension conditions or otherwise extend or refinance the mortgage notes. If the Arch Street Joint Venture is unable to extend or refinance the mortgage notes, our investment in the Arch Street Joint Venture could be materially adversely affected. As a result of the indebtedness we incur, we are, and expect to be, subject to the risks normally associated with debt financing including: • that we will be unable to extend, refinance or repay our debt as it becomes due or increase the availability of overall debt on terms as favorable as those of our existing debt, or at all; 14

• that interest rates may rise; • that our cash flow could be insufficient to make required payments of principal and interest; • that required payments on mortgages and on our other debt are not reduced if the economic performance of any property declines; • that debt service obligations will reduce funds available for distribution to our stockholders; • that any default on our debt, due to noncompliance with financial covenants or otherwise, could result in acceleration of those obligations; • that we may be unable to extend, refinance or repay the debt as it becomes due; and • that if our degree of leverage is viewed unfavorably by lenders or potential joint venture partners, it could affect our ability to obtain additional financing. If we are unable to extend, refinance or repay our indebtedness as it becomes due, we may need to sell assets or to seek protection from our creditors under applicable law, which may have a material adverse effect on our business, financial condition and results of operations. Financial covenants could materially adversely affect our ability to conduct our business. We have incurred debt pursuant to the Revolving Facility and the CMBS Loan. The credit agreement governing the Revolving Facility and the CMBS Loan each contain various financial and other covenants, including, with respect to the Revolving Facility, various financial covenants and other covenants restricting, subject to certain exceptions, liens, investments, mergers, asset sales, and the payment of certain dividends and share repurchases. The financial covenants under the Revolving Facility are discussed in the section in this report entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources – Credit Agreements – Revolving Facility Covenants”. The CMBS Loan includes a minimum debt yield test of 8.0%. Failure to satisfy this test, although not an event of default under the indebtedness, could cause cash flows from the 19 properties financed, after debt service, and certain property operating expenses and loan reserves, to be diverted to the lender, as additional collateral until the minimum debt yield test has been satisfied. Under the CMBS Loan agreement, we are permitted to prepay outstanding principal under the indebtedness to satisfy the debt yield test. As of September 30, 2024 (most recent reporting period available and confirmed with lender) the minimum debt yield was satisfied. Our ability to continue to meet the debt yield test will be dependent upon whether leases that are scheduled to expire in the collateral pool are extended and if they do not the pace at which we re-lease the properties following lease expiration. We cannot provide any assurance that we will continue to satisfy the minimum debt yield test under the CMBS Loan through maturity of the indebtedness in February 2027, and our failure to do so could have a material adverse effect on our liquidity. The financial and other covenants under our existing indebtedness, as well as any additional restrictions to which we may become subject in connection with additional financings or refinancings, could restrict our ability to pursue business initiatives, effect certain transactions or make other changes to our business that may otherwise be beneficial to us, which could adversely affect our business, financial condition and results of operations. In addition, violations of these covenants could cause declarations of default under, and acceleration of, any related indebtedness, which would result in material adverse consequences to our financial condition. The Revolving Facility contains cross-default provisions that give the lenders the right to declare a default if we are in default resulting in (or permitting the) acceleration of other debt under other loans in excess of certain amounts. In the event of a default, we may be required to repay such debt with capital from other sources, which may not be available to us on attractive terms, or at all, which may have a material adverse effect on our business, financial condition and results of operations. We depend on external sources of capital that are outside of our control, which may affect our ability to achieve our business strategies. We will be required to make significant capital investments in our existing portfolio, including tenant improvement allowances to attract and retain tenants, as well as normal building improvements to replace obsolete building components. As market conditions permit, we intend to acquire new properties which will similarly require us to make capital investments. We do not expect our cash flows from operations alone to be sufficient to fund our future capital investments and, therefore, we will be dependent upon our ability to access third-party sources of capital, including the Revolving Facility and other sources of debt and equity capital. Our access to third-party sources of capital depends on a number of factors, including general market conditions, the market’s view of the quality of our assets, the market’s perception of our growth potential, our current debt levels and our current and expected future earnings. There can be no assurance that we will be able to obtain the capital necessary to fund the investments we will be required to make in our existing portfolio or to acquire new properties on terms 15 favorable to us or at all. If we are unable to obtain a sufficient level of third-party financing to fund our capital needs, our ability to achieve our business strategies will be materially adversely affected. Our expenses may remain constant or increase, even if our revenues decrease, which may have a material adverse effect on our business, financial condition and results of operations. Costs associated with our business, such as debt repayments, real estate taxes, insurance premiums and maintenance costs, are relatively inelastic and generally do not decrease, and may increase, when a property is not fully occupied, rental rates decrease, a tenant fails to pay rent or other circumstances cause a reduction in property revenues. As a result, if revenues drop, we may not be able to reduce our expenses accordingly, which may have a material adverse effect on our business, financial condition and results of operations. Property taxes may increase without notice. The real property taxes on our properties may increase as property tax rates change and as those properties are assessed or reassessed by tax authorities. While the majority of our leases are under a net lease structure, some or all of such property taxes may not be collectible from our tenants, and for our vacant properties, we are unable to recover property taxes from any tenants. In such event, our financial condition, results of operations, cash flows, trading price of our common stock and our ability to satisfy our principal and interest obligations and to pay dividends to our stockholders could be adversely affected, which may have a material adverse effect on our business, financial condition and results of operations. Real estate property investments are illiquid. We may not be able to dispose of properties when desired or on favorable terms. Real estate investments are relatively illiquid. Our ability to quickly sell or exchange any of our properties in response to changes in economic and other conditions will be limited. No assurances can be given that we will recognize full value, at a price and at terms that are acceptable to us, for any property that we determine to sell. Our ability to successfully execute on our asset disposition and capital recycling sale program is dependent on market conditions, and such conditions have been and may continue to be unfavorable for commercial real estate generally and office assets in particular, as well as for buyer financing of these assets. In general, when we sell properties that are vacant or soon to be vacant, the valuation will be discounted if the new owner is required to make capital improvements and to reflect that the new owner will bear carrying costs until the property has been leased up and take the risk that the property may not be leased up on a timely basis, favorable terms or at all. As part of our asset disposition activities, we have sought and may continue to seek to sell properties to buyers who intend to re-develop the subject property. While these sale transactions can result in higher sale valuations, they also normally require us as seller to bear a portion of the buyer’s redevelopment risk through longer due diligence periods during which we remain responsible for carrying costs of the property and the buyer may terminate the transaction. Our inability to respond rapidly to changes in the performance of our investments could adversely affect our business, financial condition and results of operations. We could be exposed to losses on loans we have made to buyers of the properties we have sold. As part of our asset disposition activity, we have provided seller financing to certain buyers and may continue to do so. To date, these loans have been structured as first mortgage loans with an unsecured recourse guaranty from the buyer principal(s). The properties sold and that are collateral for the loans are currently vacant and not income producing, and therefore, payment of debt service is dependent upon the existence of independent assets or income of the buyer and the buyer principal(s), until the properties have been leased up and are generating income, or until the loan can be refinanced. These loans are subject to risk of default and delinquencies by buyers in paying debt service and foreclosure, and the risks of loss are greater than similar risks associated with mortgage loans made on income producing properties. Foreclosure of a mortgage loan and/or enforcing the recourse guaranty can be an expensive and lengthy process, and there can be no assurance we would be able to recover our investment and expected returns on the loans. The loans are subject to risks of a buyer’s inability to lease up the property or obtain permanent financing to repay the loan. In the event of any default under our loans, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the amounts we recover from the mortgaged collateral and the recourse guaranty, and the principal amount and unpaid interest of the loan. To the extent we suffer such losses with respect to these loans, it could adversely affect our business, financial condition and results of operations. We, our tenants and our properties are subject to various federal, state and local regulatory requirements, such as environmental laws, state and local fire and safety requirements, building codes and land use regulations. We, our tenants and our properties are subject to various federal, state and local regulatory requirements, such as environmental laws, state and local fire and safety requirements, building codes and land use regulations. Failure to comply with these requirements could subject us, or our tenants, to governmental fines or private litigant damage awards. In addition, 16 compliance with these requirements, including new requirements or stricter interpretation of existing requirements, may require us, or our tenants, to incur significant expenditures. We do not know whether existing requirements will change or whether future requirements, including any requirements that may emerge from pending or future climate change regulations or legislation, will develop. Environmental noncompliance liability also could impact a tenant’s ability to make rental payments to us. Furthermore, our reputation could be negatively affected if we violate environmental laws or regulations, which may have a material adverse effect on our business, financial condition and results of operations. In addition, as a current or former owner or operator of real property, we may be subject to liabilities resulting from the presence of hazardous substances, waste or petroleum products at, on, under or emanating from such property, including investigation and cleanup costs, natural resource damages, third-party liability for cleanup costs, personal injury or property damage and costs or losses arising from property use restrictions. In particular, some of our properties are adjacent to or near other properties that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of our properties are on, adjacent to or near sites upon which others, including former owners or tenants of our properties, have engaged, or may in the future engage, in activities that have released or may have released petroleum products or other hazardous or toxic substances. Cleanup liabilities are often imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. The presence of hazardous substances also may result in use restrictions on impacted properties or result in liens on contaminated sites in favor of the government for damages it incurs to address contamination. We also may be liable for the costs of removal or remediation of hazardous substances or waste disposal or treatment facilities if we arranged for disposal or treatment of hazardous substances at such facilities, whether or not we own such facilities. Moreover, buildings and other improvements on our properties may contain asbestos-containing material or other hazardous building materials or could have indoor air quality concerns (e.g., from airborne contaminants such as mold), which may subject us to costs, damages and other liabilities including abatement cleanup, personal injury, and property damage liabilities. The foregoing could adversely affect occupancy and our ability to develop, sell or borrow against any affected property and could require us to make significant unanticipated expenditures that may have a material adverse effect on our business, financial condition and results of operations. We are subject to risks associated with climate change. The physical effects of climate change could have a material adverse effect on our properties, operations and business. To the extent the physical effects of climate change impact our markets, over time, we could experience declining demand for leasing our buildings or increasing costs associated with remediation and adaptation. Climate change may also make property insurance unavailable or available only with less favorable terms and increase energy and other operating costs. In addition, we face risks associated with the transition to a lower-carbon economy related to, among other things, federal, state and local legislation and regulations that are being implemented or are under consideration to mitigate the effects of climate change as well as evolving tenant preferences. The operating costs and capital expenditures associated with meeting new and evolving regulatory and legal requirements and tenant preferences, including those related to reporting and managing greenhouse gas emissions, could negatively impact our financial results. Increased scrutiny and changing expectations from investors, tenants, employees, and others regarding our sustainability, social, and governance practices (“sustainability”) and reporting could cause us to incur additional costs, devote additional resources and expose us to additional risks. Companies across all industries are facing increasing scrutiny related to their sustainability practices and reporting. Investors, tenants, employees, and other stakeholders have begun to focus increasingly on sustainability practices and to place increasing importance on the implications and social costs of their investments, business decisions and consumer choices. Many investors, particularly institutional investors, may use sustainability practices and scores to benchmark companies against their peers and as a basis for making investment or voting decisions. Given this increased focus and demand as well as the potential for future legal or regulatory requirements, public reporting regarding sustainability practices is becoming more broadly expected. If our sustainability practices and reporting do not meet investor, tenant, or employee expectations, which continue to evolve, our reputation and investor interest and tenant and employee retention may be negatively impacted. Any disclosure we make may include our policies and practices on a variety of sustainability matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management and workforce inclusion and diversity. It is possible that investors and other stakeholders may not be satisfied with our sustainability reporting, our sustainability practices or the speed or comprehensiveness with which we adopt and implement them. In addition, the criteria by which we are benchmarked against our peers and scored may change. We could also incur additional costs and devote additional resources to monitoring, reporting and implementing various sustainability practices. Our failure, or perceived failure, to meet any goals and objectives we may set in any sustainability disclosure or the expectations of our various 17 stakeholders could negatively impact our reputation, investor interest and tenant and employee retention, as well as our cost of or access to capital. Compliance or failure to comply with the Americans with Disabilities Act could result in substantial costs. Our properties must comply with the Americans with Disabilities Act (the “ADA”) and any equivalent state or local laws, to the extent that our properties are public accommodations as defined under such laws. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. If one or more of our properties is not in compliance with the ADA or any equivalent state or local laws, we may be required to incur additional costs to bring such property into compliance with the ADA or similar state or local laws. Noncompliance with the ADA or similar state and local laws could also result in the imposition of fines or an award of damages to private litigants. We cannot predict the ultimate amount of the cost of compliance with the ADA or any equivalent state or local laws. If we incur substantial costs to comply with the ADA or any equivalent state or local laws, it may have a material adverse effect on our business, financial condition and results of operations. Our assets may be subject to impairment charges. We regularly review our real estate assets for impairment, and based on these reviews, we have recorded and may continue to record impairment losses on our properties. Negative or uncertain market and economic conditions, as well as market volatility, increase the likelihood of incurring impairment losses. Other factors that could increase the likelihood of incurring impairment include actual or expected tenant vacancies, identification of a property for potential sale and a tenant bankruptcy or default. Such impairment losses may have a material adverse effect on our business, financial condition and results of operations. Uninsured and underinsured losses may adversely affect our operations. We, or in certain instances, tenants at our properties, carry comprehensive commercial general liability, fire, extended coverage, business interruption, rental loss coverage, environmental and umbrella liability coverage on all of our properties. We also carry wind and flood coverage on properties in areas where we believe such coverage is warranted, in each case with limits of liability that we deem adequate. Similarly, we are insured against the risk of direct physical damage in amounts we believe to be adequate to reimburse us, on a replacement cost basis, for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. However, we may be subject to certain types of losses that are generally uninsured losses, including, but not limited to losses caused by riots, war or acts of God. In the event of substantial property loss, the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the property. In the event of an uninsured loss, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it not feasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under such circumstances, the insurance proceeds we receive might not be adequate to restore our economic position with respect to such property, which may have a material adverse effect on our business, financial condition and results of operations. Our business could be materially adversely affected by security breaches through cyber-attacks, cyber intrusions or otherwise. We face risks associated with security breaches, whether through cyber-attacks or cyber intrusions, malware, computer viruses, business email compromise, compromised vendor software, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization and other significant disruptions of our information technology networks and related systems, which are essential to the operation of our business. These risks include potential operational interruptions, fraudulent transfer of assets or unauthorized access to and exposure of valuable and confidential data, ransom costs, increased cybersecurity protection and insurance costs, litigation and remediation costs and damage to our relationships with our tenants, among other things. There can be no assurance that our efforts to maintain the security and integrity of our information technology networks and related systems will be effective. A security breach involving our information technology networks and related systems could disrupt our operations in numerous ways that may have a material adverse effect on our business, financial condition and results of operations. 18

The obligations and requirements to which we are subject as a public company are extensive and will increase when we no longer qualify as an “emerging growth company.” As a public company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and the Dodd-Frank Act and are required to prepare our financial statements in accordance with the rules and regulations promulgated by the SEC. These and other public company obligations and requirements place significant demands on our management, administrative and operational resources, including accounting and information technology resources. If we are unable to satisfy these compliance obligations in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and our business, prospects, financial condition and results of operations could be harmed. As of the date of filing of this Annual Report on Form 10-K, we qualify as an “emerging growth company.” As such, we are eligible to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies, including, but not limited to, compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the requirements to hold a non-binding advisory vote on executive compensation and any golden parachute payments not previously approved. These exemptions will expire no later than December 31, 2026 (the last day of the fiscal year following the fifth anniversary of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act), at which time our public company compliance demands and costs will increase. We cannot predict if investors will find our common stock less attractive because we will rely on the exemptions available to us as an emerging growth company. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. Our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting. The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no assurance that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Even if we continue to conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement or maintain required controls, or difficulties encountered in their implementation or maintenance, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness in our internal control, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 of the Sarbanes-Oxley Act could subject us to a variety of administrative sanctions, including ineligibility for short form resale registration, action by the SEC, the suspension or delisting of our common stock from and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business. The success of our business depends on retaining officers and employees. Our continued success depends to a significant degree upon the contributions of certain key personnel including, but not limited to, Paul H. McDowell, our Chief Executive Officer, who would be difficult to replace. We cannot provide any assurance that Mr. McDowell or any of our other key personnel will remain employed by us. Our ability to retain such individuals, or to attract a suitable replacement should he leave, is dependent on the competitive nature of the employment market. The loss of services of Mr. McDowell or other key personnel may have a material adverse effect on our business, financial condition and results of operations. No assurance can be given that we will be able to retain key employees, which may have a material adverse effect on our business, financial condition and results of operations. Failure to hedge effectively against interest rate changes may have a material adverse effect on our business, financial condition and results of operations. The interest rate hedge instruments we have used and may continue to use to manage some of our exposure to interest rate volatility involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements. Failure to hedge effectively against such interest rate changes may have a material adverse effect on our business, financial condition and results of operations. 19

We may amend our investment strategy and business policies without stockholder approval. Our Board of Directors may change our investment strategy or any of our investment guidelines, financing strategy or leverage policies with respect to investments, developments, acquisitions, growth, operations, indebtedness, capitalization and dividends at any time without the consent of our stockholders, which could result in an investment portfolio with a different risk profile. Such a change in our strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations, among other risks. These changes could adversely affect our ability to pay dividends to our stockholders and may have a material adverse effect on our business, financial condition and results of operations. The Revolving Facility may limit our ability to pay dividends on our common stock, including repurchasing shares of our common stock. Under the credit agreement governing the Revolving Facility, our dividends may not exceed the greater of (1) 100% of our adjusted funds available for distribution (as defined in the credit agreement), and (2) the amount required for us to maintain our qualification as a REIT. Any inability to pay dividends may negatively impact our REIT status or could cause stockholders to sell shares of our common stock, which may have a material adverse effect on our business, financial condition and results of operations. The market price of our common stock may vary substantially. The market price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside of our control. In addition, the stock market is subject to fluctuations in share prices and trading volumes that affect the market prices of the shares of many companies. These fluctuations in the stock market may adversely affect the market price of our common stock. Among the factors that could affect the market price of our common stock are: • actual or anticipated quarterly fluctuations in our business, financial condition and operating results; • changes in revenues or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs; • the ability of our tenants to pay rent to us and meet their other obligations to us under current lease terms; • our ability to re-lease spaces as leases expire; • our ability to extend or refinance our indebtedness as it matures; • any changes in our dividend policy; • any future issuances of equity securities; • strategic actions by us or our competitors, such as acquisitions or restructurings; • general economic, political and financial market conditions and, in particular, developments related to market conditions for the real estate industry; and • domestic and international economic factors unrelated to our performance. Risks Related to Our Status as a REIT Our failure to maintain our qualification as a REIT for U.S. federal income tax purposes could have a material adverse effect on us. We have elected to be taxed as a REIT and believe we have been organized and have operated in a manner that has allowed us to qualify and to remain qualified as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ended December 31, 2021. We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT and the statements in this Annual Report on Form 10-K are not binding on the IRS or any court. Therefore, we cannot guarantee that we have qualified as a REIT or that we will remain qualified as such in the future. If we fail to maintain our qualification as a REIT or lose our REIT status, we will face significant tax consequences that would substantially reduce our cash available for distribution to our stockholders for each of the years involved because: • we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to regular U.S. federal corporate income tax; • we could be subject to increased state and local taxes; and • unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified. 20

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to stockholders. In addition, if we fail to maintain our qualification as a REIT, we will not be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital and could materially and adversely affect the trading price of our common stock. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to maintain our qualification as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our common stock, requirements regarding the composition of our assets and a requirement that at least 95% of our gross income in any year must be derived from qualifying sources, such as “rents from real property.” Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may materially and adversely affect our investors, our ability to maintain our qualification as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments. Even if we remain qualified as a REIT for federal income tax purposes, we may be subject to some federal, state and local income, property and excise taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. In addition, our taxable REIT subsidiaries will be subject to income tax as regular corporations in the jurisdictions in which they operate. If either Realty Income or VEREIT failed to qualify as a REIT during certain periods prior to the Distribution, we would be prevented from electing to qualify as a REIT. Under applicable Treasury Regulations, if Realty Income or VEREIT failed to qualify as a REIT during certain periods prior to the Distribution, unless Realty Income’s or VEREIT’s failure was subject to relief under U.S. federal income tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Realty Income or VEREIT failed to qualify. If certain of our subsidiaries, including our operating partnership, fail to qualify as partnerships or disregarded entities for federal income tax purposes, we would cease to qualify as a REIT and would suffer other adverse consequences. One or more of our subsidiaries may be treated as a partnership or disregarded entity for federal income tax purposes and, therefore, will not be subject to federal income tax on its income. Instead, each of its partners or its members, as applicable, which may include us, will be allocated, and may be required to pay tax with respect to, such partner’s or member’s share of its income. We cannot assure you that the IRS will not challenge the status of any subsidiary partnership or limited liability company in which we own an interest as a disregarded entity or partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating any subsidiary partnership or limited liability company as an entity taxable as a corporation for federal income tax purposes, we could fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of any subsidiary partnerships or limited liability company to qualify as a disregarded entity or partnership for applicable income tax purposes could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners or members, including us. Any taxable REIT subsidiaries owned by us are subject to corporate-level taxes and our dealings with our taxable REIT subsidiaries may be subject to 100% excise tax. A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 20% of the gross value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. In addition, the taxable REIT subsidiary rules limit the deductibility of amounts paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s length basis. Taxable REIT subsidiaries that we own or may form will pay federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but will not be required to be distributed to us, unless 21 necessary to maintain our REIT qualification. In certain circumstances, the ability of our taxable REIT subsidiaries to deduct interest expenses for U.S. federal income tax purposes may be limited. While we plan to monitor the aggregate value of the securities of our taxable REIT subsidiaries and intend to conduct our affairs so that such securities will represent less than 20% of the value of our total assets, there can be no assurance that we will be able to comply with the taxable REIT subsidiary limitation or avoid the application of the 100% excise tax discussed above in all market conditions. Distribution requirements imposed by law limit our flexibility. To maintain our status as a REIT for federal income tax purposes, we generally are required to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, each year. We also are subject to tax at regular corporate rates to the extent that we distribute less than 100% of our taxable income (including net capital gains) each year. In addition, we are subject to a 4% non-deductible excise tax to the extent that we fail to distribute during any calendar year at least the sum of 85% of our ordinary income for that calendar year, 95% of our capital gain net income for the calendar year, and any amount of that income that was not distributed in prior years. We intend to continue to make distributions to our stockholders to comply with the distribution requirements of the Code as well as to reduce our exposure to federal income taxes and the non-deductible excise tax. Differences in timing between the receipt of income and the payment of expenses to arrive at taxable income, along with the effect of required debt amortization payments, could require us to borrow funds to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We may make distributions on our common stock in common stock and/or cash. Our stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock. In order to satisfy our REIT distribution requirements, we are permitted, subject to certain conditions and limitations, to make distributions that are in part payable in shares of our common stock. Distributions of cash and common stock will be treated as dividends to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash received in the distribution. If a stockholder sells shares of our stock to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale. Moreover, if a significant number of our stockholders sell shares of our stock to pay such taxes, it may cause the stock distribution to be viewed as economically equivalent to a dividend reduction and put downward pressure on the market price of our stock. Furthermore, we may be required to withhold federal income tax with respect to dividends paid to certain non-U.S. stockholders, including dividends payable in our stock. The tax imposed on REITs engaging in “prohibited transactions” may limit our ability to engage in transactions which would be treated as sales for federal income tax purposes. A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held in inventory primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as inventory held for sale to customers in the ordinary course of our business, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors. Legislative or other actions affecting REITs could have a negative effect on us or our investors. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect us or our investors, including holders of our common stock or debt securities. We cannot predict how changes in the tax laws might affect us or our investors. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT, the federal income tax consequences of such qualification, or the federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT. 22

Risks Related to an Investment in Our Common Stock Limitations on the ownership of our common stock and other provisions of our charter may preclude the acquisition or change of control of our Company. Certain provisions contained in our charter and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change of control. Provisions of our charter are designed to assist us in maintaining our qualification as a REIT under the Code by preventing concentrated ownership of our capital stock that might jeopardize REIT qualification. Among other things, unless exempted by our Board of Directors, no person may actually or constructively own more than 9.8% of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, or 9.8% of the aggregate of the outstanding shares of all classes and series of our outstanding stock by value. Our Board of Directors may, in its sole discretion, grant exemptions to the stock ownership limits, subject to such conditions and the receipt by our Board of Directors of certain representations and undertakings. In addition to these ownership limits, our charter also prohibits any person from: • beneficially or constructively owning, as determined by applying certain attribution rules of the Code, shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Code; • transferring our capital stock if such transfer would result in our stock being owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code); • beneficially or constructively owning shares of our capital stock to the extent such ownership would result in us owning (directly or indirectly) an interest in a tenant if the income derived by us from that tenant for our taxable year during which such determination is being made would reasonably be expected to equal or exceed the lesser of one percent of our gross income or an amount that would cause us to fail to satisfy any of the REIT gross income requirements; and • beneficially or constructively owning shares of our capital stock that would cause us otherwise to fail to qualify as a REIT. If any transfer of our shares of stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess, or in violation, of the above transfer or ownership limitations (such person, a prohibited owner), then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause such person to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the prohibited owner will not acquire any rights in such shares. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares of our capital stock that otherwise would cause any person to violate the above limitations will be void. The prohibited owner will not benefit economically from ownership of any shares of our capital stock held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of our capital stock held in the charitable trust. Generally, the ownership limits imposed under the Code are based upon direct or indirect ownership by “individuals,” but only during the last half of a taxable year. The ownership limits contained in our charter are based upon direct or indirect ownership at any time by any “person,” which term includes entities. These ownership limitations in our charter are common in REIT governing documents and are intended to provide added assurance of compliance with the tax law requirements, and to minimize administrative burdens. However, the ownership limits on our common stock also might delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders. Furthermore, under our charter, our Board of Directors has the authority to classify and reclassify any of our unissued shares of capital stock into shares of capital stock with such preferences, rights, powers and restrictions as our Board of Directors may determine. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders’ best interests, which could have a material adverse effect on our business, financial condition and results of operations. 23

Maryland law may limit the ability of a third party to acquire control of us. The Maryland General Corporation Law (the “MGCL”) provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to: • accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation; • authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholder rights plan; • make a determination under the Maryland Business Combination Act; or • act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under the MGCL, the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. The MGCL also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under the MGCL. The MGCL also provides that unless exempted, certain Maryland corporations may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, certain issuances of shares of stock and other specified transactions, with an “interested stockholder” or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10% or more of the voting power of the outstanding stock of the Maryland corporation, unless the stock had been obtained in a transaction approved by its Board of Directors. These and other provisions of the MGCL could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on our business, financial condition and results of operations. Market interest rates may have an effect on the value of our common stock. One of the factors that will influence the price of our common stock will be its dividend yield, or the dividend per share as a percentage of the price of our common stock, relative to market interest rates. If market interest rates remain elevated or increase, prospective purchasers of our common stock may expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. If market interest rates increase and we are unable to increase our dividend in response, including due to an increase in borrowing costs, insufficient funds available for distribution or otherwise, investors may seek alternative investments with a higher dividend yield, which would result in selling pressure on, and a decrease in the market price of, our common stock. As a result, the price of our common stock may decrease as market interest rates increase, which may have a material adverse effect on our business, financial condition and results of operations. The number of shares of our common stock available for future issuance or sale could adversely affect the per share trading price of our common stock and may be dilutive to current stockholders. Our charter authorizes our Board of Directors to, among other things, issue additional shares of our common stock without stockholder approval. In addition, our Board of Directors has the power under our charter to amend our charter to increase (or decrease) the number of authorized shares of our stock of any class from time to time, without approval of our stockholders. We cannot predict whether future issuances or sales of shares of our common stock, or the availability of shares for resale in the open market, will decrease the per share trading price of our common stock. The issuance of a substantial number of shares of our common stock in the open market or the issuance of a substantial number of shares of our common stock upon the exercise of the warrants granted to affiliates of Arch Street Capital Partners in connection with the Distribution or the exchange of OP units or other securities exchangeable or convertible into shares of our common stock, or the perception that such issuances might occur, could adversely affect the per share trading price of our common stock. In addition, any such issuance could dilute our existing stockholders’ interests in our company. In addition, we have adopted an equity compensation plan, and we have issued and expect to continue to issue shares of our common stock or grant equity incentive awards exercisable for or convertible or exchangeable into shares of our common stock under the plan. Future issuances of shares of our common stock may be dilutive to existing stockholders, which may have a material adverse effect on our business, financial condition and results of operations. 24

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or preferred equity securities which may be senior to our common stock for purposes of dividends or upon liquidation, may materially adversely affect the per share trading price of our common stock. In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing Orion OP to issue such debt securities), including medium-term notes, senior or subordinated notes and additional classes or series of preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock or preferred units and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution of such assets to holders of our common stock. Additionally, any convertible or exchangeable securities that we may issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Any shares of preferred stock or preferred units that we issue in the future could have a preference on liquidating distributions or a preference on dividends that could limit our ability to pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Any such future offerings may reduce the per share trading price of our common stock, which may have a material adverse effect on our business, financial condition and results of operations. Our ability to pay dividends is limited by the requirements of Maryland law. Our ability to pay dividends on our common stock is limited by Maryland law. Under the MGCL, a Maryland corporation, including Orion, generally may not pay a dividend if, after giving effect to the dividend, the corporation would not be able to pay its debts as such debts become due in the ordinary course of business or the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount that would be needed, if the corporation were dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the dividend. If we are unable to pay dividends, or our ability to pay dividends is limited, investors may seek alternative investments, which would result in selling pressure on, and a decrease in the market price of, our common stock. As a result, the price of our common stock may decrease, which may have a material adverse effect on our business, financial condition and results of operations. We may change our dividend policy. Future dividends will be declared and paid at the discretion of our Board of Directors, and the amount and timing of dividends will depend upon cash generated by operating activities, our business, financial condition, results of operations, capital requirements, annual distribution requirements under the REIT provisions of the Code, and such other factors as our Board of Directors deems relevant. Our Board of Directors may change our dividend policy at any time, and there can be no assurance as to the manner in which future dividends will be paid or that the current dividend level will be maintained in future periods. Any reduction in our dividends may cause investors to seek alternative investments, which would result in selling pressure on, and a decrease in the market price of, our common stock. As a result, the price of our common stock may decrease, which may have a material adverse effect on our business, financial condition and results of operations. Item 1B. Unresolved Staff Comments. None. Item 1C. Cybersecurity. Our Board of Directors is responsible for the Company’s cyber risk oversight. We have established a risk committee (the “Risk Committee”) comprised of members of senior management whose responsibilities include identifying, assessing, and managing enterprise-level and material risks to the Company, including strategic, financial, credit, market, liquidity, security, property, information technology (“IT”), cyber, legal, regulatory, and reputational risks. As described in greater detail below, the Risk Committee also assesses and makes the final determination as to whether a cybersecurity incident is material. The Risk Committee is comprised of members of our senior management, who have managed and overseen cybersecurity risk at numerous public companies. Our Vice President and Head of IT leads our operational oversight of cybersecurity and IT strategy, policy, standards and processes. He has served in this role since our inception in November 2021 and has more than 16 years of experience overseeing cybersecurity strategy, cybersecurity and technology risk management, engineering of security technology, overseeing managed security service providers and IT governance at other publicly traded companies and holds industry-standard certifications with respect to cybersecurity risk management. 25

Company management, including members of the Risk Committee, provides regular updates to the Board of Directors regarding material matters with respect to the Company, including cyber matters. These updates include quarterly updates to the board with respect to material cyber events and a twice per annum cybersecurity program review covering topics such as cybersecurity strategy, assessment, risks, notable events and governance. We also conduct an annual enterprise risk assessment through which it identifies and assesses material risks to the Company, including both cyber and non-cyber risks. This assessment is reviewed and discussed with the Board of Directors. We have developed policies and procedures with regard to cyber incident responses which policies and procedures are based on key components of the National Institute of Standards and Technology Cybersecurity Framework, together with other best practices. Since completion of the Separation and the Distribution, we have not had any risks of cybersecurity threats or cybersecurity incidents that have materially affected or, to our knowledge, are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. However, if such a material cybersecurity incident is identified or were to occur, Company management would report it to the Board of Directors immediately. Our IT department is responsible for day-to-day management of potential cybersecurity risks. As part of its management of cybersecurity risks, the IT department conducts regular cybersecurity training of our employees, which includes an annual training given to all employees and internal contractors, targeted trainings for employees and internal contractors with specific roles within the Company and simulated cyber threats, including phishing exercises that spoof common and novel tactics used by threat actors. The IT department, through our head of IT, provides regular updates and reports to our executive officers and the Risk Committee regarding cybersecurity threats, risks from such threats, strategies and recommendations to mitigate risk from such threats, cybersecurity incidents that have occurred, industry updates, and policy and process recommendations. Our executive officers and the Risk Committee provide guidance and approval of such items to ensure that such risks are mitigated and in line with our overall risk management systems and processes. If our IT department identifies a cybersecurity incident, the IT department assesses such incident and its materiality. If the IT department makes a preliminary determination that a cybersecurity incident may be material, the IT department brings the incident to the attention of the Risk Committee. The Risk Committee then continues its assessment and makes the final determination whether the cybersecurity incident is material. The IT department, the Risk Committee, and any necessary third parties, including managed security service providers, forensic investigators, and internal auditors, collaborate in the response and management with respect to cyber incidents. We utilize an independent external firm that provides services to detect cybersecurity risks and makes recommendations to us regarding ways the Company can better protect itself from threats and improve internal processes based on cyber threats and risks that are impacting other companies. Additionally, as part of its processes for assessing, identifying and managing risks from cybersecurity threats, we intend to periodically conduct maturity and other external cybersecurity assessments to evaluate its cybersecurity maturity and enhance its cybersecurity capabilities. Our internal auditors also perform annual inquiries and risk assessments into cybersecurity practices and potential incidents. We have processes to oversee and identify material risks from cybersecurity threats associated with its use of third-party service providers. Such processes include evaluating service providers to ensure coverage of key cybersecurity risks have appropriate mitigations. We also monitor for threats impacting key service providers and assesses identified threats for potential impacts to services, data, and systems. Item 2. Properties. The Company leases its corporate office space, including its corporate headquarters, which is located in Phoenix, Arizona. As of December 31, 2024, the Company owned 69 operating properties with an aggregate of 7.9 million leasable square feet located in 29 states, with an occupancy rate of 73.0% and a weighted-average remaining lease term of 5.2 years. Including the Company’s proportionate share of leasable square feet and annualized base rent from the Arch Street Joint Venture, it owned an aggregate of 8.1 million leasable square feet, with an occupancy rate of 73.7%, or 73.1% adjusted for two operating properties that are currently under agreements to be sold, and a weighted-average remaining lease term of 5.2 years as of December 31, 2024. See Schedule III – Real Estate and Accumulated Depreciation for more information about the Company’s properties and see Note 6 – Debt, Net for more information about mortgages and other indebtedness related to the Company’s properties. 26

During the year ended December 31, 2024, we split the properties located in Amherst, New York and Denver, Colorado, each containing two buildings, into four separate properties for reporting purposes. Also during the year ended December 31, 2024, we commenced classifying certain of our properties which are being repositioned, redeveloped, developed or held for sale as non-operating properties rather than operating properties, resulting in seven properties being removed from the presentation of the Company's portfolio of operating properties as of December 31, 2024.

Tenant Industry Diversification

The following table sets forth certain information regarding the tenant industry concentrations in our operating property portfolio, including our proportionate share of square feet and annualized base rent from properties owned by the Arch Street Joint Venture, as of December 31, 2024 (dollars and square feet in thousands):

Industry	Number of Leases (1)	Occupied Square Feet	% of Total Rentable Square Feet	Annualized Base Rent	% of Total Annualized Base Rent
Government & Public Services	17	769	9.5 %	$ 20,179	16.8 %
Health Care Equipment & Services	10	846	10.4 %	16,158	13.4 %
Financial Institutions	2	546	6.7 %	13,772	11.4 %
Capital Goods	10	846	10.4 %	13,207	11.0 %
Consumer Durables & Apparel	3	375	4.6 %	8,971	7.5 %
Materials	5	462	5.7 %	8,378	7.0 %
Telecommunication Services	5	420	5.2 %	7,202	6.0 %
Energy	1	309	3.8 %	5,866	4.9 %
Commercial & Professional Services	10	281	3.5 %	5,516	4.6 %
Software & Services	3	263	3.3 %	5,056	4.2 %
Top Ten Tenant Industries	66	5,117	63.1 %	104,305	86.8 %
Remaining Tenant Industries:					
Transportation	4	279	3.5 %	4,536	3.8 %
Media & Entertainment	2	264	3.3 %	3,803	3.2 %
Insurance	1	116	1.4 %	3,671	3.0 %
Retailing	3	157	1.9 %	3,368	2.8 %
Utilities	1	25	0.3 %	394	0.3 %
Restaurant	4	15	0.2 %	168	0.1 %
Real Estate	1	2	— %	48	— %
Total	82	5,975	73.7 %	$ 120,293	100.0 %

(1) The Company has certain operating properties that are subject to multiple leases.

27

Geographic Diversification The following table sets forth certain information regarding the geographic concentrations (by state) in our operating property portfolio, including our proportionate share of square feet and annualized base rent from properties owned by the Arch Street Joint Venture, as of December 31, 2024 (dollars and square feet in thousands): Texas 15 1,352 16.7% $ 19,910 16.5 % New Jersey 3 714 8.8% 15,023 12.5 % Kentucky 2 458 5.6% 10,470 8.7 % Colorado 4 452 5.6% 8,581 7.1 % California 4 341 4.2% 8,144 6.8 % Oklahoma 3 585 7.2% 7,017 5.8 % New York 6 781 9.6% 6,151 5.1 % Maryland 2 236 2.9% 4,756 4.0 % Tennessee 4 240 3.0% 4,708 3.9 % Georgia 3 284 3.5% 4,669 3.9 % Top Ten States 46 5,443 67.1% 89,429 74.3 % Remaining States: Virginia 2 240 3.0% 4,623 3.8 % Missouri 2 207 2.5% 2,981 2.5 % South Carolina 1 64 0.8% 2,513 2.1 % Ohio 2 169 2.1% 2,463 2.0 % Rhode Island 2 206 2.5% 2,446 2.0 % Wisconsin 1 155 1.9% 2,357 2.0 % Illinois 2 163 2.0% 2,240 1.9 % Iowa 2 92 1.1% 2,001 1.7 % West Virginia 1 63 0.8% 1,457 1.2 % Nebraska 2 180 2.2% 1,411 1.2 % Pennsylvania 2 233 2.9% 1,345 1.1 % Oregon 1 69 0.9% 1,165 1.0 % Kansas 2 196 2.4% 1,075 0.9 % Massachusetts 2 378 4.7% 742 0.6 % Idaho 1 35 0.4% 741 0.6 % Indiana 1 83 1.0% 581 0.5 % Minnesota 1 39 0.5% 493 0.4 % Florida 1 6 0.1% 230 0.2 % Arizona 1 91 1.1% — — % Total 75 8,112 100.0% $ 120,293 100.0 % Location Number of Properties Rentable Square Feet % of Total Rentable Square Feet Annualized Base Rent % of Total Annualized Base Rent 28

Tenant Diversification

The following table sets forth certain information regarding tenants comprising over one percent of annualized base rent in our operating property portfolio, including our proportionate share of square feet and annualized base rent from properties owned by the Arch Street Joint Venture, as of December 31, 2024 (dollars and square feet in thousands):

Tenant	Number of Leases	Occupied Square Feet	% of Total Rentable Square Feet	Annualized Base Rent	% of Total Annualized Base Rent
General Services Administration	15	725	8.9 %	$ 19,631	16.3 %
Bank of America	1	482	5.9 %	11,260	9.4 %
Coterra Energy	1	309	3.8 %	5,866	4.9 %
Cigna/Express Scripts	2	274	3.4 %	4,770	4.0 %
MDC Holdings Inc.	1	144	1.8 %	4,473	3.7 %
T-Mobile	3	217	2.7 %	4,065	3.4 %
Charter Communications	2	264	3.3 %	3,803	3.2 %
Banner Life Insurance	1	116	1.4 %	3,670	3.1 %
Encompass Health	1	65	0.8 %	3,575	3.0 %
Collins Aerospace	1	207	2.6 %	3,440	2.9 %
Top Ten Tenants	28	2,803	34.6 %	64,553	53.9 %
Remaining Tenants:					
Home Depot/HD Supply	2	153	1.9 %	3,292	2.7 %
AT&T	1	203	2.5 %	3,137	2.6 %
Ingram Micro	1	170	2.1 %	2,985	2.5 %
Linde	1	175	2.2 %	2,800	2.3 %
Maximus	2	168	2.1 %	2,610	2.2 %
Citigroup	1	64	0.8 %	2,513	2.1 %
Hasbro	1	136	1.7 %	2,446	2.0 %
Valent U.S.A.	1	97	1.2 %	2,417	2.0 %
CVS/Aetna	1	127	1.6 %	2,403	2.0 %
GE Vernova	1	152	1.9 %	2,055	1.7 %
Pulte Mortgage	1	95	1.2 %	2,053	1.7 %
NetJets	1	140	1.7 %	2,015	1.7 %
Elementis	1	66	0.8 %	1,980	1.6 %
Day Pitney	1	56	0.7 %	1,783	1.5 %
FedEx	1	90	1.1 %	1,744	1.4 %
AGCO	1	126	1.6 %	1,607	1.3 %
Intermec	1	81	1.0 %	1,503	1.2 %
Abbott Laboratories	1	131	1.6 %	1,412	1.2 %
Becton Dickinson	1	72	0.9 %	1,397	1.2 %
Ifm Efector	1	45	0.6 %	1,345	1.1 %
Peraton	1	33	0.4 %	1,184	1.0 %
Total	51	5,183	64.2 %	$ 109,234	90.9 %

29

Lease Expirations

The following table sets forth certain information regarding scheduled lease expirations in our operating property portfolio, including our proportionate share of square feet and annualized base rent from properties owned by the Arch Street Joint Venture, as of December 31, 2024 (dollars and square feet in thousands):

Year of Expiration	Number of Leases Expiring [(1)]	Occupied Square Feet	% of Total Rentable Square Feet	Annualized Base Rent	% of Total Annualized Base Rent
2025	9	859	10.6 %	$ 16,200	13.5 %
2026	15	688	8.5 %	15,572	12.9 %
2027	13	973	12.0 %	16,524	13.7 %
2028	12	992	12.2 %	21,091	17.5 %
2029	5	398	4.9 %	6,174	5.1 %
2030	6	214	2.7 %	7,094	5.9 %
2031	1	11	0.1 %	431	0.4 %
2032	3	300	3.7 %	3,875	3.2 %
2033	3	358	4.4 %	6,364	5.3 %
2034	4	172	2.1 %	2,532	2.1 %
Thereafter	11	1,010	12.5 %	24,436	20.4 %
Total	82	5,975	73.7 %	$ 120,293	100.0 %

(1) The Company has certain operating properties that are subject to multiple leases.

Operating Property Type

The following table sets forth certain information regarding property types in our operating property portfolio, including our proportionate share of square feet and annualized base rent from properties owned by the Arch Street Joint Venture, as of December 31, 2024 (dollars and square feet in thousands):

Property Type	Number of Properties	Rentable Square Feet	% of Total Rentable Square Feet	Annualized Base Rent	% of Total Annualized Base Rent
Traditional Office	46	6,081	75.0 %	82,001	68.2 %
Governmental	16	789	9.7 %	20,269	16.8 %
Flex/Industrial	7	819	10.1 %	8,238	6.8 %
Flex/Laboratory and R&D	4	268	3.3 %	6,210	5.2 %
Medical Office	2	155	1.9 %	3,575	3.0 %
Total	75	8,112	100.0 %	120,293	100.0 %

Item 3. Legal Proceedings.

As of December 31, 2024, we are not a party to, and none of our properties are subject to, any material pending legal proceedings.

Item 4. Mine Safety Disclosures.

Not applicable.

30

PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. Market Information The Company’s common stock trades on the NYSE under the trading symbol “ONL”. The Company’s common stock began trading on the NYSE on November 15, 2021. Stock Price Performance Graph Set forth below is a line graph comparing the cumulative total stockholder return on the Company’s common stock, based on the market price of the common stock and assuming reinvestment of dividends, with the Russell 2000 Index and the FTSE National Association of Real Estate Investment Trusts All Equity Office REITs Index (“FTSE Nareit All Equity Office REITs Index”) for the period commencing November 15, 2021 and ending December 31, 2024. The graph assumes an investment of $100 on November 15, 2021. The graph above and the accompanying text are not “soliciting material,” are not deemed filed with the SEC and are not to be incorporated by reference in any filing by us under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. In addition, the stock price performance in the graph above is not indicative of future stock price performance. Distributions Our future distributions may vary and will be determined by the Company’s Board of Directors based upon the circumstances prevailing at the time, including our financial condition, operating results, estimated taxable income and REIT distribution requirements, and may be adjusted at the discretion of the Board of Directors. The Company’s Board of Directors declared and paid a quarterly cash dividend of $0.10 per share for each of the four quarters of 2024. On March 4, 2025, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share for the first quarter of 2025, payable on April 15, 2025 to stockholders of record as of March 31, 2025, representing a new annualized dividend rate of $0.08 per share. This change in dividend policy will enable us to retain approximately $17.9 million of cash annually. The new policy is also consistent with our strategy shift as we seek the lowest cost of funds to maintain and grow existing tenancy, continue to shift towards more dedicated use assets and efficiently refinance our debt obligations as they come due. As of February 28, 2025, the Company had approximately 8,986 stockholders of record of its common stock. Recent Sales of Unregistered Securities None. 31 Comparison to Cumulative Total Return ONL Russell 2000 FTSE Nareit All Equity Office REITs 11/15/2021 12/31/2021 3/31/2022 6/30/2022 9/30/2022 12/31/2022 3/31/2023 6/30/2023 9/30/2023 12/31/2023 3/31/2024 6/30/2024 9/30/2024 12/31/2024 $0 $20 $40 $60 $80 $100 $120

Issuer Repurchases of Equity Securities On November 1, 2022, the Company’s Board of Directors authorized the repurchase of up to $50.0 million of the Company’s outstanding common stock until December 31, 2025, as market conditions warrant (the “Share Repurchase Program”). Repurchases may be made through open market purchases, privately negotiated transactions, structured or derivative transactions, including accelerated stock repurchase transactions, or other methods of acquiring shares in accordance with applicable securities laws and other legal requirements. The Share Repurchase Program does not obligate the Company to make any repurchases at a specific time or in a specific situation. Repurchases are subject to prevailing market conditions, the trading price of the Company’s common stock, the Company’s liquidity and anticipated liquidity needs, financial performance and other conditions. Shares of common stock repurchased by the Company under the Share Repurchase Program, if any, will be returned to the status of authorized but unissued shares of common stock. The Company did not purchase any shares under the Share Repurchase Program during the three months ended December 31, 2024. Since inception of the Share Repurchase Program, the Company has repurchased approximately 0.9 million shares of common stock, at a weighted average price of $5.46 for an aggregate purchase price of $5.0 million. As of December 31, 2024, the approximate dollar value of shares that remain available for repurchase under the Share Repurchase Program was $45.0 million. Item 6. [Reserved] Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. Orion Properties Inc. (the “Company,” “Orion,” “we,” or “us”) makes statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this report entitled “Forward- Looking Statements”. Certain risks may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a complete discussion of such risk factors, see the section in this report entitled “Risk Factors”. Overview Orion is an internally managed real estate investment trust (“REIT”) engaged in the ownership, acquisition, and management of a diversified portfolio of office properties located in high-quality suburban markets across the United States and leased primarily on a single-tenant net lease basis to creditworthy tenants. Our portfolio is comprised of traditional office properties, as well as governmental, medical office, flex/laboratory and R&D and flex/industrial properties. On March 5, 2025, we changed our name from Orion Office REIT Inc. to Orion Properties Inc. to better describe our broader investment strategy to shift our portfolio concentration over time away from traditional office properties, towards more dedicated use assets that have an office component. We define dedicated use assets as those that include a substantial specialized use component such as government, medical, laboratory and research and development, and flex operations, and would therefore not be considered traditional office properties. The Company was initially formed as a wholly-owned subsidiary of Realty Income Corporation (“Realty Income”). Following completion of the merger transaction involving Realty Income and VEREIT, Inc. (“VEREIT”) on November 1, 2021, Realty Income contributed the combined business comprising certain office real properties and related assets previously owned by subsidiaries of Realty Income, and certain office real properties and related assets previously owned by subsidiaries of VEREIT (the “Separation”), to the Company and its operating partnership, Orion Properties LP (“Orion OP”), and on November 12, 2021, effected a special distribution to its stockholders of all the outstanding shares of common stock of the Company (the “Distribution”). Following the Distribution, we became an independent and publicly traded company, and our common stock, par value $0.001, trades on the New York Stock Exchange (the “NYSE”) under the symbol “ONL.” The Company has elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with its initial taxable year ended December 31, 2021. During the year ended December 31, 2024, we split the properties located in Amherst, New York and Denver, Colorado, each containing two buildings, into four separate properties for reporting purposes. Also during the year ended December 31, 2024, we commenced classifying certain of our properties which are being repositioned, redeveloped, developed or held for sale as non-operating properties rather than operating properties, resulting in seven properties being removed from the presentation of the Company’s portfolio of operating properties as of December 31, 2024. 32

As of December 31, 2024, we owned and operated 69 operating properties with an aggregate of 7.9 million leasable square feet located in 29 states with an occupancy rate of 73.0% and a weighted-average remaining lease term of 5.2 years. We also owned a 20% equity interest in the Arch Street Joint Venture, which as of December 31, 2024, owned a portfolio of six properties with an aggregate of 1.0 million leasable square feet located in six states with an occupancy rate of 100% and a weighted-average remaining lease term of 5.2 years. Including our proportionate share of leasable square feet and annualized base rent from the Arch Street Joint Venture, we owned an aggregate of 8.1 million leasable square feet with an occupancy rate of 73.7%, or 73.1% adjusted for two operating properties that are currently under agreements to be sold, and a weighted- average remaining lease term of 5.2 years, as of December 31, 2024. Executive Summary The Company is a real estate investment trust that owns and operates primarily single tenant office properties in suburban locations leased to high credit quality tenants. Our largest tenant as measured by annualized base rent is the United States Government, representing 16.3% of our annualized base rent as of December 31, 2024. We were formed in 2021 and spun-off as an independent publicly traded company in November 2021, by our former parent company, Realty Income Corporation. We continue to be significantly impacted by declining demand for office space which began with the onset of the COVID-19 pandemic in 2020. We have experienced significant lease expirations over the last few years, including 1.3 million square feet during the year ended December 31, 2024. This has resulted in declines in both our revenues and earnings since our spin-off from Realty Income. During the year ended December 31, 2024, our total revenues decreased $30.2 million, or 15.5%, versus the prior year, primarily driven by the impact of lease expirations. At the same time, our property operating expenses, which include taxes, insurance, utilities and repair and maintenance costs, have been increasing, primarily due to the impact of vacant property carrying costs. During the year ended December 31, 2024, our property operating expenses increased $4.4 million, or 7.2%, versus the prior year. As of December 31, 2024, we owned a total of 18 fully vacant properties, including seven non-operating properties, compared to 12 fully vacant properties owned as of December 31, 2023. During the year ended December 31, 2024, office leasing market conditions began to improve and we completed the highest volume of lease renewals and new leases since our inception with approximately 1.1 million square feet, compared to approximately 0.3 million square feet during the year ended December 31, 2023, and 0.8 million during the year ended December 31, 2022. We have agreed to provide rent concessions to tenants and incur leasing costs with respect to our properties, including amounts paid directly to tenants to improve their space and/or building systems, or tenant improvement allowances, landlord agreements to perform and pay for certain improvements, and leasing commissions. During year ended December 31, 2024, we made aggregate commitments for tenant improvement allowances and base building allowances, leasing commissions and free rent of $46.9 million, or $43.14 per rentable square foot leased. As of December 31, 2024, we had total outstanding commitments for rent concessions and leasing costs of approximately $95.9 million, including $64.3 million of tenant improvement allowances. The actual amount we pay for tenant improvement allowances may be lower than the amount agreed upon in the applicable lease and will depend upon the tenant’s use of the capital on the agreed upon timeline. We anticipate that we will continue to agree to tenant improvement allowances and to pay leasing commissions, the amount of which may increase in future periods. During the year ended December 31, 2024, we completed our first property acquisition. We acquired the fee simple interest in one property and the improvements thereon comprised of a 97,000 square foot flex/laboratory/R&D facility in San Ramon, California for a gross purchase price of $34.6 million. This property is fully leased to a single tenant and had a remaining lease term of 15.0 years as of the acquisition date in September 2024. We financed this property with an $18.0 million, seven-year, 5.90% per annum fixed rate mortgage loan. We intend to shift our portfolio concentration over time away from traditional office properties, towards more dedicated use assets that have an office component. Our experience is that dedicated use assets have greater tenant utilization and higher renewal probability, given their generally specialized uses and general inability for the tenant’s employees to conduct business at these sites on a remote or hybrid basis. We define dedicated use assets as those that include a substantial specialized use component such as government, medical, laboratory and research and development, and flex operations, and would therefore not be considered traditional office properties. As of December 31, 2024, approximately 31.8% of our annualized base rent was derived from properties we deemed dedicated use assets, compared to 27.7% as of December 31, 2023. We continued our efforts to divest of vacancies by closing on the sale of two properties totaling approximately 164,000 square feet for an aggregate gross sales price of $5.3 million during the year ended December 31, 2024. As of March 5, 2025, we had pending agreements in place to sell three additional vacant or soon to be vacant traditional office properties for an 33 aggregate gross sales price of $35.9 million. We expect to continue to selectively dispose of properties in our current portfolio if we determine that they do not fit our investment strategies. The sale of these assets will allow us to both reduce carry costs and avoid the uncertainty and significant capital expenditures associated with re-tenanting. Proceeds from the sale of real estate assets are expected to be redeployed to fund capital investment into our existing portfolio to further enhance the quality of our portfolio and stability of our cash flows, selective acquisitions and other general corporate purposes. During the year ended December 31, 2024, we took certain steps to strengthen our balance sheet. This included rightsizing our revolving credit facility (“Revolving Facility”) to $350.0 million, through a $75.0 million capacity reduction, and exercising our option to extend the maturity date for 18 months, from November 12, 2024 to May 12, 2026. We have also maintained prudent leverage and liquidity. As of December 31, 2024, we had $492.0 million of consolidated debt outstanding, compared to $471.0 million as of December 31, 2023. As of December 31, 2024, we had $15.6 million of cash and cash equivalents and $231.0 million of borrowing capacity under our Revolving Facility. General and administrative expenses increased $1.4 million during the year ended December 31, 2024 as compared to the prior year, primarily due to increased stock compensation expense. Beginning in 2025, we have made and intend to continue making various changes to our general and administrative costs such as restructuring the composition of the team and responsibilities to streamline operations and more efficiently managing general and administrative expenses. One of these changes is the retirement of Gary Landriau, our Chief Investment Officer, effective June 30, 2025. It is our intention to reallocate his responsibilities with the team already in place and we do not plan to replace the position. In order to allow for a smooth transition, Mr. Landriau will remain in a consulting role until January 31, 2026. Mr. Landriau’s retirement is estimated to result in approximately $1.0 million in annualized general and administrative expense savings. However, we cannot provide any assurance we will be successful in achieving this or any level of general and administrative expense savings. Interest expense, net increased $3.0 million during the year ended December 31, 2024, as compared to the prior year, primarily due to higher interest rates, partially offset by lower outstanding debt. We expect our overall debt levels to increase as we continue to re-invest in our property portfolio and execute on our shift in portfolio concentration away from traditional office properties. We are also exposed to changes in market interest rates on our floating rate borrowings, including those under our Revolving Facility. On March 4, 2025, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share for the first quarter of 2025, payable on April 15, 2025 to stockholders of record as of March 31, 2025, representing a new annualized dividend rate of $0.08 per share. This change in dividend policy will enable us to retain approximately $17.9 million of cash annually. The new policy is also consistent with our strategy shift as we seek the lowest cost of funds to maintain and grow existing tenancy, continue to shift towards more dedicated use assets and efficiently refinance our debt obligations as they come due. Factors That May Influence Our Operating Results and Financial Condition Rental Revenues Our operating results depend primarily upon generating rental revenue from the properties in our portfolio. The amount of rental revenue generated by these properties is affected by our ability to maintain or increase occupancy levels, which will depend upon our ability to re-lease expiring space at favorable rates (see “Economic Environment and Tenant Retention” below). In addition, we have agreed to provide rent concessions to tenants and incur leasing costs with respect to our properties, including amounts paid directly to tenants to improve their space and/or building systems, or tenant improvement allowances, landlord agreements to perform and pay for certain improvements, and leasing commissions, and we anticipate we will continue to do so in future periods (see “Leasing Activity and Capital Expenditures” below). Economic Environment and Tenant Retention Our portfolio comprises primarily single-tenant leases, and tenant retention remains a significant challenge, as we have faced and will continue to face significant lease expirations the next few years. For example, leases representing approximately 13.5% and 12.9% of our annualized base rent are scheduled to expire during 2025 and 2026, respectively, and we may be unable to renew leases or find replacement tenants. Certain changes in office space utilization, including increased remote and hybrid work arrangements and tenants consolidating their real estate footprint, continue to impact the office leasing market. The utilization and demand for office space continue to face headwinds and the duration and ultimate impact of current trends on the demands for office space at our properties remains uncertain and subject to change. Accordingly, we do not yet know what the full extent of the impacts will be on our or our tenants’ businesses and operations or the long-term outlook for leasing our properties. Higher interest rates, inflationary pressures, geopolitical hostilities and tensions, and concerns that the United States 34 economy may enter an economic recession have caused disruptions in the financial markets and these factors could adversely affect our and our tenants’ financial condition and the ability or willingness of our tenants to renew their leases or pay rent to us. Our leasing and asset disposition activity since the completion of our distribution from Realty Income continues to be adversely impacted by a variety of market and property specific conditions. Since the onset of the COVID-19 pandemic, the office leasing market has experienced significantly reduced demand for space and changes in space usage as tenants seek to attract employees back to the office, in newer, renovated properties with more amenities. As of December 31, 2024, 63.3%, 31.6% and 5.1% of our properties by rentable square feet were classified as class A, class B and class C, respectively, as determined primarily by the most recent appraisals of the properties. As of December 31, 2024, our class B and class C properties collectively included the following 10% or greater geographic concentrations as measured by rentable square feet: Texas (17.6%) and California (11.5%); and the following 10% or greater property type concentrations as measured by rentable square feet: traditional office (64.4%) and flex/industrial (20.6%). In the current office environment, class B and class C properties generally have been experiencing reduced demand and lease or sell at discounts to class A properties and our tenants and prospective new tenants across our portfolio sometimes compare the cost and the value of leasing space in our property to the value of newer space with more amenities asking higher rent in other properties in the market. The class of buildings we own may be negatively impacting our leasing velocity and pushing our leasing costs higher and may also be negatively impacting our sales price on non-core asset sales. Indebtedness We have incurred significant amounts of indebtedness and, therefore, are subject to the risks normally associated with debt financing, including that we may be unable to extend, refinance or repay our debt obligations as they come due. Deteriorating office fundamentals, high interest rates and market sentiment towards the office sector may restrict our access to, and increase our cost of, capital as we seek to extend, refinance or repay our debts. On May 16, 2024, we exercised our option to extend the maturity date of our senior revolving credit facility (the “Revolving Facility”) for 18 months from November 12, 2024 to May 12, 2026. Our nearest debt maturity is the non-recourse mortgage notes associated with the Arch Street Joint Venture, which are scheduled to mature on November 27, 2025. As of December 31, 2024, our proportionate share of the non-recourse mortgage notes associated with the Arch Street Joint Venture was $26.3 million. The Arch Street Joint Venture has one remaining one- year option to extend the maturity date until November 27, 2026, subject to satisfaction of certain conditions, including satisfaction of certain financial and operating covenants. We cannot provide any assurance the Arch Street Joint Venture will be able to satisfy the extension conditions for the second loan extension or otherwise extend or refinance this debt obligation prior to maturity. If the Arch Street Joint Venture is unable to extend or refinance the mortgage notes, our investment in the Arch Street Joint Venture could be materially adversely affected. See “Item 1A. Risk Factors – Our partner in the Arch Street Joint Venture has not had access to sufficient liquidity to contribute its share of the capital requirements that have recently arisen, thereby exposing us to liabilities in excess of our share of the joint venture and other risks” in this Annual Report on Form 10-K for additional information related to the mortgage note associated with the Arch Street Joint Venture. Property Acquisitions and Dispositions We intend to shift our portfolio concentration over time away from traditional office properties, towards more dedicated use assets that have an office component. We expect to continue to selectively dispose of properties in our current portfolio if we determine that they do not fit our investment strategies. Proceeds from the sale of real estate assets are expected to be redeployed to fund capital investment into our existing portfolio to further enhance the quality of our portfolio and stability of our cash flows, selective acquisitions and other general corporate purposes. As part of our capital recycling efforts, we are seeking opportunities to invest in properties featuring, among other uses, government, medical, laboratory and research and development, and flex operations. We cannot provide any assurance as to whether we will be able to acquire new properties or sell non-core assets on favorable terms and in a timely manner, or at all. See “Item 1A. Risk Factors – We may be unable to successfully execute on our strategy to shift our portfolio concentration over time away from traditional office properties, towards more dedicated use assets” in this Annual Report on Form 10-K for risks related to property acquisitions and dispositions. Emerging Growth Company Status We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that apply to other public 35 companies that are not emerging growth companies, including compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the requirements to hold a non-binding advisory vote on executive compensation and any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we rely on the exemptions available to us as an emerging growth company. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, Section 107 of the JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies until we can no longer avail ourselves of the exemptions applicable to emerging growth companies or until we affirmatively and irrevocably opt out of the extended transition period. We will remain an emerging growth company until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur on the last day of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period. As of June 30, 2024, the market value of our common stock held by non-affiliates was less than $700.0 million, and therefore, we expect to remain an “emerging growth company” at least until the next measuring date, which is June 30, 2025. Basis of Presentation The consolidated financial statements of the Company for the years ended December 31, 2024, 2023 and 2022, include the accounts of the Company and its consolidated subsidiaries, including Orion OP, and a consolidated joint venture. All intercompany transactions have been eliminated upon consolidation. Election as a REIT The Company elected to be taxed as a REIT for U.S. federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 2021. To maintain our qualification as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, to stockholders. As a REIT, except as discussed below, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the deduction for dividends paid and excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if we maintain our qualification for taxation as a REIT, we may become subject to certain state and local taxes on our income and property, and federal income taxes on certain income and excise taxes on our undistributed income. Critical Accounting Estimates Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, expectations and projections regarding future events and plans, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different accounting estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different assumptions or estimates that may impact comparability of our 36 results of operations to those of companies in similar businesses. We believe the critical accounting policies described below involve significant judgments and estimates used in the preparation of our financial statements, which should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 – Summary of Significant Accounting Policies to our consolidated financial statements. Real Estate Impairment We invest in real estate assets and subsequently monitor those investments quarterly for impairment. The risks and uncertainties involved in applying the principles related to real estate impairment include, but are not limited to, the following: • The review of impairment indicators and subsequent determination of the undiscounted future cash flows could require us to reduce the carrying value of assets and recognize an impairment loss. • The evaluation of real estate assets for potential impairment requires our management to exercise significant judgment and make certain key assumptions, including the following: (1) capitalization rate; (2) discount rate; (3) number of years the property will be held; (4) property operating expenses; and (5) re-leasing assumptions including the number of months to re-lease, market rental revenue and required tenant improvements. There are inherent uncertainties in making these estimates such as market conditions and performance and sustainability of our tenants. • Changes related to management’s intent to sell or lease the real estate assets used to develop the forecasted cash flows may have a material impact on our financial results. Allocation of Purchase Price of Real Estate Assets We generally account for acquisitions of properties as asset acquisitions and we measure the real estate assets acquired based on the purchase price or total consideration exchanged, inclusive of acquisition costs, and allocate the total consideration exchanged to tangible and intangible assets and liabilities based on their respective estimated fair values. Tangible assets consist of land, buildings, fixtures and improvements. Intangible assets and liabilities consist of any above-market and below-market leases, acquired in-place leases and other identified intangible assets and assumed liabilities (including ground leases, if applicable). Our purchase price allocations are developed utilizing third-party appraisal reports, industry standards and management experience. The risks and uncertainties involved in applying the principles related to purchase price allocations include, but are not limited to, the following: • The value allocated to land, as opposed to buildings, fixtures and improvements, affects the amount and timing of depreciation expense we record. If more value is attributed to land, depreciation expense is lower than if more value is attributed to buildings, fixtures and improvements. • Intangible lease assets and liabilities can be significantly affected by estimates, including market rent, lease term (including renewal options at rental rates below estimated market rental rates), carrying costs of the property during a hypothetical expected lease-up period, and current market conditions and costs, including tenant improvement allowances and rent concessions. • If any financing is assumed, we determine whether such financing is above-market or below-market based upon comparison to similar financing terms for similar investment properties. Recently Issued Accounting Pronouncements Recently issued accounting pronouncements are described in Note 2 – Summary of Significant Accounting Policies to our consolidated financial statements. Significant Transactions Summary Activity during the year ended December 31, 2024 Real Estate Operations • On September 11, 2024, we acquired fee simple interest in one real property and the improvements thereon including a 97,000 square foot flex/laboratory/R&D facility in San Ramon, California for a gross purchase price of $34.6 million. This property is fully leased to a single tenant and had a remaining lease term of 15.0 years as of the acquisition date. 37

• During the year ended December 31, 2024, we closed on the sale of two vacant properties totaling approximately 164,000 square feet for an aggregate gross sales price of $5.3 million. As of March 5, 2025, we had pending agreements in place to sell three vacant or soon to be vacant traditional office properties for an aggregate gross sales price of $35.9 million. Our pending sale agreements are subject to a variety of conditions outside of our control, such as the buyer’s satisfactory completion of its due diligence and receipt of governmental approvals, and therefore, we cannot provide any assurance the transaction will close on the agreed upon price or other terms, or at all. • During the year ended December 31, 2024, we completed approximately 1.1 million square feet of lease renewals and new leases across 12 different properties with a weighted average lease term of 7.9 years. • During the year ended December 31, 2024, 11 leases expired consisting of 1.3 million square feet. As of December 31, 2024, we had a total of 11 fully vacant operating properties. Debt • On May 3, 2024, we entered into an amendment to the Credit Agreement (the “Third Amendment”), pursuant to which we have rightsized the Revolving Facility to $350.0 million through a $75.0 million-capacity reduction. • On May 16, 2024, we exercised our option to extend the maturity date of our Revolving Facility for 18 months from November 12, 2024 to May 12, 2026. • As of December 31, 2024, we had $231.0 million of borrowing capacity under the Revolving Facility and $119.0 million of outstanding borrowings thereunder. Our interest rate collar agreements with an aggregate notional amount of $60.0 million remain in effect until May 12, 2025. • On November 7, 2024, we financed the San Ramon, California property with an $18.0 million, seven-year, 5.90% per annum fixed rate mortgage note. • During the year ended December 31, 2024, the Arch Street Joint Venture elected its first option to extend the maturity date on its non-recourse mortgage notes for an additional 12 months from November 27, 2024 to November 27, 2025. • On November 27, 2024, in connection with the extension, the Arch Street Joint Venture repaid $3.4 million of principal on its mortgage notes to satisfy the 60% maximum loan-to-value extension condition. We provided a member loan to the Arch Street Joint Venture of $1.4 million in connection with the partial repayment of the Arch Street Joint Venture mortgage notes. As of December 31, 2024, the outstanding principal associated with the Arch Street Joint Venture mortgage notes was $131.6 million, and our proportionate share was $26.3 million. • During February 2025, we made an additional member loan of $8.3 million to fund leasing costs related to a lease extension that was completed for one of the properties in the Arch Street Joint Venture portfolio. As part of the terms of the recent extension of the Arch Street Joint Venture mortgage notes, the mortgage lender is expected to re-appraise the property where the lease was extended in February 2025, and we are also committed to make an additional member loan as and if needed to repay principal on the mortgage notes to continue to satisfy the 60% loan-to-value extension condition. Our member loan to the Arch Street Joint Venture, which had $9.2 million receivable as of March 5, 2025, earns interest at 15% per annum and is non-recourse and unsecured, and structurally subordinate to the Arch Street Joint Venture mortgage notes. Equity • The Company’s Board of Directors declared quarterly cash dividends of $0.10 per share for each of the four quarters of 2024, which were paid on April 15, 2024, July 15, 2024, October 15, 2024 and January 15, 2025. • On March 4, 2025, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share for the first quarter of 2025, payable on April 15, 2025 to stockholders of record as of March 31, 2025, representing a new annualized dividend rate of $0.08 per share. This change in dividend policy will enable us to retain approximately $17.9 million of cash annually. The new policy is also consistent with our strategy shift as we seek the lowest cost of funds to maintain and grow existing tenancy, continue to shift towards more dedicated use assets and efficiently refinance our debt obligations as they come due. 38

Portfolio Overview

Real Estate Portfolio Metrics

Our financial performance is impacted by the timing of acquisitions and dispositions and the operating performance of our properties. The following table shows the property statistics of our operating properties as of the periods indicated below, including our proportionate share of the applicable statistics of the properties owned by the Arch Street Joint Venture:

	December 31, 2024	December 31, 2023
Portfolio Metrics		
Operating properties (1)	69	75
Arch Street Joint Venture properties	6	6
Rentable square feet (in thousands) (1) (2)	8,112	8,884
Annualized base rent (in thousands)	$120,293	$141,293
Occupancy rate (3)	73.7%	80.4%
Leased rate (4)	74.7%	80.4%
Investment-grade tenants (5)	74.4%	70.6%
Weighted-average remaining lease term (in years)	5.2	4.0

(1) During the year ended December 31, 2024, we split the properties located in Amherst, New York and Denver, Colorado, each containing two buildings, into four separate properties for reporting purposes. Also during the year ended December 31, 2024, we commenced classifying certain of our properties which are being repositioned, redeveloped, developed or held for sale as non-operating properties rather than operating properties, resulting in seven properties being removed from the presentation of the Company's portfolio of operating properties and the associated rentable square feet as of December 31, 2024.

(2) Represents leasable square feet of operating properties and the Company's proportionate share of leasable square feet of properties owned by the Arch Street Joint Venture.

(3) Occupancy rate equals the sum of occupied square feet divided by rentable square feet of operating properties. Adjusting for two operating properties that are currently under agreements to be sold, the occupancy rate as of December 31, 2024 equals 73.1%.

(4) Leased rate equals the sum of leased square feet divided by rentable square feet of operating properties.

(5) Based on annualized base rent of our real estate portfolio, including the Company's proportionate share of annualized base rent for properties owned by the Arch Street Joint Venture, as of December 31, 2024. Investment-grade tenants are those with a credit rating of BBB- or higher by Standard & Poor's Financial Services LLC or a credit rating of Baa3 or higher by Moody's Investor Service, Inc. The ratings may reflect those assigned by Standard & Poor's Financial Services LLC or Moody's Investor Service, Inc. to the lease guarantor or the parent company, as applicable.

Operating Performance

In addition, management uses the following financial metrics to assess our operating performance (in thousands, except per share amounts):

	Year Ended December 31,		
	2024	2023	2022
Financial Metrics			
Total revenues	$ 164,862	$ 195,041	$ 208,118
Net loss attributable to common stockholders	$ (103,012)	$ (57,302)	$ (97,494)
Basic and diluted net loss per share attributable to common stockholders	$ (1.84)	$ (1.02)	$ (1.72)
FFO attributable to common stockholders (1)	$ 47,078	$ 86,641	$ 99,657
FFO attributable to common stockholders per diluted share (1)	$ 0.84	$ 1.54	$ 1.76
Core FFO attributable to common stockholders (1)	$ 56,755	$ 94,770	$ 108,178
Core FFO attributable to common stockholders per diluted share (1)	$ 1.01	$ 1.68	$ 1.91

(1) See the Non-GAAP Measures section below for descriptions of our non-GAAP measures and reconciliations to the most comparable U.S. GAAP measure.

39

Leasing Activity and Capital Expenditures

We remain highly focused on leasing activity, given the 5.2 year weighted-average remaining lease term and the significant lease maturities which will occur across the portfolio over the next few years. If our tenants decide not to renew their leases, terminate their leases early or default on their leases, we will seek to re-lease the space to new tenants. We may not, however, be able to re-lease the space to suitable replacement tenants on a timely basis, or at all. Our properties may not be as attractive to existing or new tenants as properties owned by our competitors due to age of buildings, physical condition, lack of amenities or other similar factors. Even if we are able to renew leases with existing tenants or enter into new leases with replacement tenants, the terms of renewals or new leases, including the cost of required renovations, improvements or concessions to tenants, may be less favorable to us than current lease terms. As a result, our net income and ability to pay dividends to stockholders could be materially adversely affected. Further, if any of our properties cannot be leased on terms and conditions favorable to us, we may seek to dispose of the property; however, such property may not be marketable at a suitable price without substantial capital improvements, alterations, or at all, which could inhibit our ability to effectively dispose of those properties and could require us to expend capital to fund necessary capital improvements or alterations. In general, when we sell properties that are vacant or soon to be vacant, the valuation will be discounted to reflect that the new owner will bear carrying costs until the property has been leased up and take the risk that the property may not be leased up on a timely basis, favorable terms or at all.

As an owner of commercial real estate, we are required to make capital expenditures with respect to our portfolio, which include normal building improvements to replace obsolete building components and expenditures to extend the useful life of existing assets and lease related expenditures to retain existing tenants or attract new tenants to our properties. We have agreed to provide rent concessions to tenants and incur leasing costs with respect to our properties, including amounts paid directly to tenants to improve their space and/or building systems, or tenant improvement allowances, landlord agreements to perform and pay for certain improvements, and leasing commissions. We anticipate that we will continue to agree to tenant improvement allowances, the amount of which may increase in future periods. These rent concessions and leasing costs could be significant and are expected to vary due to factors such as competitive market conditions for leasing of commercial office space and the volume of square footage subject to re-leasing by us.

As of December 31, 2024, we had the following estimated total outstanding rent concessions and leasing costs commitments (in thousands, except per square foot amounts):

	Outstanding Amount	Leased Square Feet (1)	Outstanding Amount Per Square Foot (1)
Rent concessions (2)	$ 17,275	971	$ 17.79
Tenant improvement allowances	64,274	1,785	$ 36.01
Reimbursable landlord work (3)	6,478	128	$ 50.61
Non-reimbursable landlord work (3)	7,577	482	$ 15.72
Leasing commissions	323	170	$ 1.90
Total	$ 95,927	2,166	$ 44.29

(1) Certain leases may contain more than one of the above rent concessions and leasing costs. The total leased square feet associated with our outstanding rent concessions and leasing costs excludes any duplicate square footage for the purpose of calculating the total outstanding amount per square foot.

(2) Rent concessions include free rent for future periods under our executed leases which include certain leases for which the lease term has yet to commence, and include estimates of property operating expenses, where applicable.

(3) Landlord work represents specific improvements agreed to within the lease agreement to be performed by us, as landlord, as a new non-recurring obligation and in order to induce the tenant to enter into a new lease or lease renewal or extension. Outstanding commitments for reimbursable and non-reimbursable landlord work amounts include estimates and are subject to change.

The actual amount we pay for tenant improvement allowances may be lower than the amount agreed upon in the applicable lease and will depend upon the tenant's use of the capital on the agreed upon timeline. The timing of our cash outlay for tenant improvement allowances is significantly uncertain and will depend upon the applicable tenant's schedule for the improvements and corresponding use of capital, if any. We estimate that the foregoing rent concessions and leasing costs will be funded between 2025 and 2039.

We have funded and intend to continue to fund our outstanding leasing costs with cash on hand, which may include proceeds from dispositions. For assets financed on our CMBS Loan, we have funded reserves with the lender for tenant improvement allowances and rent concessions. As of December 31, 2024, total restricted cash of $41.5 million was reserved for

40

outstanding leasing costs, including $30.1 million for tenant improvement allowances and $11.4 million for rent concession commitments, and is included in other assets, net in our consolidated balance sheets.

During the periods indicated below, we entered into new and renewal leases as summarized in the following tables (dollars and square feet in thousands):

	Year Ended December 31, 2024		
	New Leases	Renewals	Total
Number of leases	6	9	15
Rentable square feet leased	287	799	1,086
Weighted average rental rate change (cash basis) (1) (2)	(9.7)%	(6.6)%	(7.0)%
Tenant rent concessions and leasing costs (3)	$ 27,268	$ 19,607	$ 46,875
Tenant rent concessions and leasing costs per rentable square foot (4)	$ 94.86	$ 24.54	$ 43.14
Weighted average lease term (by rentable square feet) (years) (5)	10.5	6.9	7.9
Tenant rent concessions and leasing costs per rentable square foot per year	$ 9.00	$ 3.55	$ 5.48

	Year Ended December 31, 2023		
	New Leases	Renewals	Total
Number of leases	4	5	9
Rentable square feet leased	21	240	261
Weighted average rental rate change (cash basis) (1) (2)	(19.8)%	6.8 %	5.3 %
Tenant rent concessions and leasing costs (3)	$ 932	$ 3,211	$ 4,143
Tenant rent concessions and leasing costs per rentable square foot (4)	$ 44.30	$ 13.36	$ 15.85
Weighted average lease term (by rentable square feet) (years) (5)	8.1	9.1	9.0
Tenant rent concessions and leasing costs per rentable square foot per year	$ 5.45	$ 1.47	$ 1.76

(1) Represents weighted average percentage increase or decrease in (i) the annualized monthly cash amount charged to the applicable tenants (including monthly base rent receivables and certain fixed contractually obligated reimbursements by the applicable tenants, which may include estimates) as of the commencement date of the new lease term (excluding any full or partial rent abatement period) compared to (ii) the annualized monthly cash amount charged to the applicable tenants (including the monthly base rent receivables and certain fixed contractually obligated reimbursements by the applicable tenants, which may include estimates) as of the expiration date of the prior lease term. Contractually obligated reimbursements include estimated amortization of certain landlord funded improvements under our United States Government leases. If a space has been or will be vacant for more than 12 months prior to the commencement of a new lease or was previously otherwise not generating full cash rental revenue, the lease will be excluded from the rental rate change calculation.

(2) Excludes four new leases for approximately 149,000 square feet and two new leases for approximately 7,000 square feet for the years ended December 31, 2024 and 2023, respectively, that had been or will be vacant for more than 12 months at the time the new lease commences.

(3) Includes tenant improvement allowances and base building allowances, leasing commissions and rent concessions (includes estimates of property operating expenses, where applicable). Beginning in 2024, we have updated this calculation to also include estimates for certain reimbursable and non-reimbursable landlord funded improvements, and have applied this change retrospectively for comparison purposes. For our multi-tenant properties, we have allocated the estimated cost of landlord funded improvements that benefit the property generally and/or the common areas and not the tenant's premises in particular, to the applicable lease based on square footage of the related tenant.

(4) Includes reimbursable landlord funded improvements and reimbursable tenant improvement allowances per rentable square foot of $23.43 for new leases, $0.34 for renewals and $4.65 in total for the year ended December 31, 2024. There were no reimbursable landlord funded improvements or reimbursable tenant improvement allowances for the year ended December 31, 2023.

(5) Weighted average lease term does not include specified periods of the stated lease term during which a tenant has the right to terminate their space without a termination fee, or "non-firm terms." The total weighted average lease term for new leases and renewals executed during the years ended December 31, 2024 and 2023 would be 8.6 years and 10.6 years, respectively, if such non-firm terms were included.

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During the year ended December 31, 2024, 11 leases expired consisting of approximately 1.3 million square feet across 10 properties. We closed on the sale of two of these properties totaling approximately 164,000 square feet during the year ended December 31, 2024. During the three months ended December 31, 2024, four leases expired consisting of approximately 215,000 square feet across four properties. We closed on the sale of one of the properties and executed one new lease for approximately 2,000 square feet during the three months ended December 31, 2024. We currently intend to re-let the remaining vacancies from the three months ended December 31, 2024. The expired base rent per square foot and our market rent estimates for these vacancies are as follows (square feet in thousands):

Vacancy Location	Rentable Square Feet	Expired Base Rent Per Square Foot	Estimated Market Rent Per Square Foot Range
Plano, Texas	54	$23.50	$18.50 - $20.50
Phoenix, Arizona	91	$25.25	$24.00 - $26.00

Our market rent estimates are based on a variety of assumptions which are subject to change and we cannot provide any assurance that we will be able to re-let vacant space to new tenants on these or any other terms, in a timely manner, or at all. Our plans with respect to vacant properties are subject to change.

During the periods indicated below, amounts capitalized by the Company for capital expenditures were as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Lease related costs (1)	$ 10,058	$ 1,405	$ 4,362
Lease incentives (2)	656	2,431	1,810
Building, fixtures and improvements (3)	13,354	17,476	8,452
Total capital expenditures	$ 24,068	$ 21,312	$ 14,624

(1) Lease related costs generally include lease commissions paid in connection with the execution of new and/or renewed leases.

(2) Lease incentives generally include expenses paid on behalf of the tenant or reimbursed to the tenant, including expenditures related to the construction of tenant-owned improvements.

(3) Building, fixtures and improvements generally include expenditures to replace obsolete building or land components, expenditures that extend the useful life of existing assets and expenditures to construct landlord owned improvements.

Future Lease Expirations

For a tabular summary of scheduled lease expirations in our property portfolio as of December 31, 2024, see the Lease Expirations table under "Item 2. Properties" in this Annual Report on Form 10-K.

Results of Operations

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023 (dollars in thousands)

The results of operations discussed in this section include the accounts of the Company and its consolidated subsidiaries for the years ended December 31, 2024 and 2023.

Revenues

The table below sets forth, for the periods presented, revenue information and the dollar amount change year over year (in thousands):

	Year Ended December 31,		
	2024	2023	2024 vs 2023 Increase/ (Decrease)
Rental	$ 164,055	$ 194,241	$ (30,186)
Fee income from unconsolidated joint venture	807	800	7
Total revenues	$ 164,862	$ 195,041	$ (30,179)

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Rental The decrease in rental revenue of $30.2 million during the year ended December 31, 2024 as compared to the same period in 2023 was primarily due to the decrease in our overall occupied square footage from scheduled expiration of leases totaling $26.8 million in rental revenues and the impact from property dispositions of $8.4 million during the year ended December 31, 2024. We had 69 operating properties with an aggregate of 7.9 million leasable square feet and an occupancy rate of 73.0% as of December 31, 2024, as compared to 75 properties with an aggregate of 8.7 million leasable square feet and an occupancy rate of 80.0% as of December 31, 2023. The decrease in revenues during the year ended December 31, 2024 was partially offset by $3.3 million of reimbursements from previous tenants for real estate taxes and $0.9 million of rental revenue from our acquired property. Fee income from unconsolidated joint venture Fee income from unconsolidated joint venture consists of fees earned for providing various services to the Arch Street Joint Venture. Fee income from unconsolidated joint venture remained consistent at $0.8 million during the years ended December 31, 2024 and 2023. Operating Expenses The table below sets forth, for the periods presented, certain operating expense information and the dollar amount change year over year (in thousands): 2024 2023 2024 vs 2023 Increase/ (Decrease) Property operating $ 65,151 $ 60,783 $ 4,368 General and administrative 20,094 18,720 1,374 Depreciation and amortization 100,820 109,111 (8,291) Impairments 47,552 33,112 14,440 Transaction related 539 504 35 Total operating expenses $ 234,156 $ 222,230 $ 11,926 Year Ended December 31, Property operating expenses Property operating expenses such as taxes, insurance, ground rent and maintenance include both reimbursable and non- reimbursable property expenses. Property operating expenses increased $4.4 million during the year ended December 31, 2024 as compared to the same period in 2023. The increase is the result of operating expenses from additional property vacancies of $4.4 million, the timing of certain operating expenses of $0.9 million and property operating expenses from our acquired property of $0.3 million, offset by decreases in property operating expenses resulting from property dispositions of $1.5 million. General and administrative expenses General and administrative expenses increased $1.4 million during the year ended December 31, 2024 as compared to the same period in 2023, primarily due to increased stock compensation expense of $1.2 million for additional equity award issuances. Beginning in 2025, we have made and intend to continue making various changes to our general and administrative costs such as restructuring the composition of the team and responsibilities to streamline operations and more efficiently managing general and administrative expenses. One of these changes is the retirement of Gary Landriau, our Chief Investment Officer, effective June 30, 2025. It is our intention to reallocate his responsibilities with the team already in place and we do not plan to replace the position. In order to allow for a smooth transition, Mr. Landriau will remain in a consulting role until January 31, 2026. Mr. Landriau’s retirement is estimated to result in approximately $1.0 million in annualized general and administrative expense savings. However, we cannot provide any assurance we will be successful in achieving this or any level of general and administrative expense savings. 43

Depreciation and amortization expenses Depreciation and amortization expenses decreased $8.3 million during the year ended December 31, 2024 as compared to the same period in 2023, due to the $24.4 million impact of full amortization of certain intangible assets, as well as the impact from depreciation and amortization expenses from disposed properties of $1.1 million, offset by depreciation and amortization expenses from capitalized assets of $1.3 million and our acquired property of $0.5 million. The decrease of depreciation and amortization expense during the year ended December 31, 2024 compared to the same period in 2023 was also partially offset by the full depreciation of $15.9 million during the year ended December 31, 2024 of the buildings at a six-property campus in Deerfield, Illinois. This accelerated depreciation was the result of the adjustment to the useful life of the assets due to management’s plans to demolish the buildings. Impairments Impairments increased $14.4 million during the year ended December 31, 2024 as compared to the same period in 2023. The impairment charges of $47.6 million in the year ended December 31, 2024 include a total of 12 properties and the charges were incurred primarily with respect to real estate assets sold or expected to be sold and reflect management’s estimates of lease renewal probability, timing and terms of such renewals, carrying costs for vacant properties, sale probability and estimates of sale proceeds. Impairment charges totaling $33.1 million with respect to eight properties were recorded during the year ended December 31, 2023. See Note 5 – Fair Value Measures for further information. Transaction related expenses Transaction related expense remained relatively consistent at $0.5 million during the year ended December 31, 2024 as compared to the same period in 2023. Other (Expense) Income and Provision for Income Taxes The table below sets forth, for the periods presented, certain financial information and the dollar amount change year over year (in thousands): 2024 2023 2024 vs 2023 Increase/ (Decrease) Interest expense, net $ (32,637) $ (29,669) $ 2,968 Gain on disposition of real estate assets $ — $ 31 $ (31) Loss on extinguishment of debt, net $ (1,078) $ (504) $ 574 Other income, net $ 987 $ 911 $ 76 Equity in loss of unconsolidated joint venture, net $ (740) $ (435) $ 305 Provision for income taxes $ (214) $ (456) $ (242) Year Ended December 31, Interest expense, net Interest expense, net increased $3.0 million during the year ended December 31, 2024 as compared to the same period in 2023, which was primarily due to higher interest rates, partially offset by lower outstanding debt during the year ended December 31, 2024. The Company’s average debt outstanding was $481.5 million for the year ended December 31, 2024 compared to $500.5 million during the same period in 2023. The Company’s weighted-average interest rate on its debt obligations was 5.85% for the year ended December 31, 2024 and 4.66% for the same period in 2023. Interest expense for the year ended December 31, 2024 included no offsets of reclassified previous gains or losses on interest rate derivatives from accumulated other comprehensive income (loss), compared with $6.7 million of reclassified previous gains during the same period in 2023. We expect our overall debt levels to increase as we continue to re-invest in our property portfolio and execute on our shift in portfolio concentration away from traditional office properties. We are also exposed to changes in market interest rates on our floating rate borrowings, including those under our Revolving Facility. 44

Gain on disposition of real estate assets There was no gain on disposition of real estate assets recognized during the year ended December 31, 2024 as compared to less than $0.1 million during the year ended December 31, 2023. The gain recognized in the year ended December 31, 2023 was related to three of the Company’s dispositions. These properties were subject to cumulative impairment losses of $16.0 million in prior periods. Loss on extinguishment of debt, net Loss on extinguishment of debt, net during the year ended December 31, 2024 related to the proportionate write off of deferred financing costs due to the reduction of the borrowing capacity of the Revolving Facility of $75.0 million in connection with the Third Amendment to the Credit Agreement defined below and discussed in Note 6 – Debt, Net. Loss on extinguishment of debt, net during the year ended December 31, 2023 related to the write off of deferred financing costs due to the early extinguishment of the Company’s Term Loan Facility, as defined below and discussed in Note 6 – Debt, Net. Other income, net Other income, net increased modestly during the year ended December 31, 2024 as compared to the same period in 2023. Equity in loss of unconsolidated joint venture, net Equity in loss of the unconsolidated joint venture increased $0.3 million during the year ended December 31, 2024 as compared to the same period in 2023, primarily due to an increase in interest expense following the expiration of an interest rate swap agreement on the Arch Street Joint Venture non-recourse mortgage notes during the year ended December 31, 2024. Provision for income taxes The provision for income taxes consists of certain state and local income and franchise taxes. The provision for income taxes decreased modestly during the year ended December 31, 2024 as compared to the same period in 2023. Comparison of the year ended December 31, 2023 to the year ended December 31, 2022 (dollars in thousands) For a comparison of the year ended December 31, 2023 to the year ended December 31, 2022, see “Item. 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2023 Annual Report on Form 10-K filed on February 27, 2024. Non-GAAP Measures Our results are presented in accordance with U.S. GAAP. We also disclose certain non-GAAP measures, as discussed further below. Management uses these non-GAAP financial measures in our internal analysis of results and believes these measures are useful to investors for the reasons explained below. These non-GAAP financial measures should not be considered as substitutes for any measures derived in accordance with U.S. GAAP. Funds From Operations (“FFO”) and Core Funds From Operations (“Core FFO”) Attributable to Orion Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc. (“Nareit”), an industry trade group, has promulgated a supplemental performance measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental performance measure to reflect the operating performance of the Company. FFO is not equivalent to our net income (loss) as determined under U.S. GAAP. Nareit defines FFO as net income (loss) computed in accordance with U.S. GAAP adjusted for gains or losses from disposition of real estate assets, depreciation and amortization of real estate assets, impairment write-downs on real estate, and our proportionate share of FFO adjustments related to the unconsolidated joint venture. We calculate FFO in accordance with Nareit’s definition described above. In addition to FFO, we use Core FFO as a non-GAAP supplemental financial performance measure to evaluate the operating performance of the Company. Core FFO, as defined by the Company, excludes from FFO items that we believe do not reflect the ongoing operating performance of our business such as transaction related expenses, spin related expenses, amortization of deferred financing costs, amortization of deferred lease incentives, net, equity-based compensation, amortization of premiums and discounts on debt, net and gains or losses on extinguishment of swaps and/or debt, and our proportionate share of Core FFO adjustments related to the unconsolidated joint venture. 45

We believe that FFO and Core FFO allow for a comparison of the performance of our operations with other publicly-traded REITs, as FFO and Core FFO, or a substantially similar measure, are routinely reported by publicly-traded REITs, each adjust for items that we believe do not reflect the ongoing operating performance of our business and we believe are often used by analysts and investors for comparison purposes.

For all of these reasons, we believe FFO and Core FFO, in addition to net income (loss), as defined by U.S. GAAP, are helpful supplemental performance measures and useful in understanding the various ways in which our management evaluates the performance of the Company over time. However, not all REITs calculate FFO and Core FFO the same way, so comparisons with other REITs may not be meaningful. FFO and Core FFO should not be considered as alternatives to net income (loss) and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. Neither the SEC, Nareit, nor any other regulatory body has evaluated the acceptability of the exclusions used to adjust FFO in order to calculate Core FFO and its use as a non-GAAP financial performance measure.

The table below presents a reconciliation of FFO and Core FFO to net loss attributable to common stockholders, the most directly comparable U.S. GAAP financial measure, for the periods indicated below (in thousands, except per share amounts):

	Year Ended December 31,		
	2024	2023	2022
Net loss attributable to common stockholders	$ (103,012)	$ (57,302)	$ (97,494)
Depreciation and amortization of real estate assets	100,682	109,011	131,297
Gain on disposition of real estate assets	—	(31)	(2,352)
Impairment of real estate	47,552	33,112	66,359
Proportionate share of adjustments for unconsolidated joint venture	1,856	1,851	1,847
FFO attributable to common stockholders	$ 47,078	$ 86,641	$ 99,657
Transaction related	539	504	675
Spin related [(1)]	—	—	964
Amortization of deferred financing costs	3,686	3,974	4,364
Amortization of deferred lease incentives, net	509	302	116
Equity-based compensation	3,757	2,728	1,756
Loss on extinguishment of debt, net	1,078	504	468
Proportionate share of adjustments for unconsolidated joint venture	108	117	178
Core FFO attributable to common stockholders	$ 56,755	$ 94,770	$ 108,178
Weighted-average shares of common stock outstanding - basic	55,903	56,410	56,632
Effect of weighted-average dilutive securities [(2)]	74	—	—
Weighted-average shares of common stock outstanding - diluted	55,977	56,410	56,632
FFO attributable to common stockholders per diluted share	$ 0.84	$ 1.54	$ 1.76
Core FFO attributable to common stockholders per diluted share	$ 1.01	$ 1.68	$ 1.91

(1) Spin related primarily consist of attorney fees and accountant fees related to the Separation and the Distribution and the Company's start-up activities.

(2) Dilutive securities include unvested restricted stock units net of assumed repurchases in accordance with the treasury stock method and exclude Performance-Based RSUs for which the performance thresholds have not been met by the end of the applicable reporting period. Such dilutive securities are not included when calculating net loss per diluted share applicable to the Company for the year ended December 31, 2024 as the effect would be antidilutive.

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Liquidity and Capital Resources General Our principal liquidity needs for the next twelve months are to: (i) fund operating expenses; (ii) pay interest on our debt; (iii) pay dividends to our stockholders; (iv) fund capital expenditures and leasing costs at properties we own; (v) fund capital contributions to the Arch Street Joint Venture and (vi) fund new acquisitions. We believe that our principal sources of short- term liquidity, which are our cash and cash equivalents on hand, cash flows from operations, proceeds from real estate dispositions, and borrowings under the Revolving Facility, are sufficient to meet our liquidity needs for the next twelve months. As of December 31, 2024, we had $15.6 million of cash and cash equivalents and $231.0 million of borrowing capacity under the Revolving Facility. During the year ended December 31, 2024, we acquired fee simple interest in one real property and the improvements thereon including a 97,000 square foot flex/laboratory and R&D facility in San Ramon, California for a gross purchase price of $34.6 million. The property was fully leased to a single tenant and has a remaining lease term of 15.0 years as of the acquisition date. On November 7, 2025, following the acquisition, we financed the San Ramon, California property with an $18.0 million fixed rate mortgage note (the “San Ramon Loan”). The San Ramon Loan bears interest at a fixed rate of 5.90% per annum and matures on December 1, 2031. The balance of the purchase price for this property was funded with a combination of cash on hand and borrowings under the Revolving Facility. On May 3, 2024, we entered into the Third Amendment to the Credit Agreement. Under the terms of the Third Amendment, we and the lenders agreed to reduce the borrowing capacity of the Revolving Facility to $350.0 million from $425.0 million, and to certain financial covenant changes, including a proportional reduction in the minimum unencumbered asset value that we must maintain to $500.0 million, from $600.0 million. We do not expect the reduced commitment under the Revolving Facility to adversely impact the execution of our business plan, and the reduced commitment will modestly benefit us by lowering the unused fees we are obligated to pay to the lenders. On May 16, 2024, we elected our option to extend the maturity of the Revolving Facility for 18 months from November 12, 2024 to May 12, 2026. The non-recourse mortgage notes associated with the Arch Street Joint Venture are scheduled to mature on November 27, 2025, with one remaining option to extend the maturity for an additional 12 months until November 27, 2026. On November 22, 2024, the Arch Street Joint Venture repaid $3.4 million of principal on the mortgage notes to satisfy the 60% maximum loan-to-value extension condition and effected the first 12-month loan extension option, which extended the maturity date of the mortgage notes to November 27, 2025. As of December 31, 2024, there was $131.6 million outstanding under the mortgage notes and our proportionate share was $26.3 million. The mortgage notes have a variable interest rate and during the 12-month extension term the spread on a SOFR (the secured overnight financing rate as administered by the Federal Reserve Bank of New York) loan is 2.60% per annum (increased from 1.60% per annum), and in the cased of a base rate loan, the spread is unchanged at 0.50% per annum. The Arch Street Joint Venture has entered into an interest rate cap agreement that caps the SOFR rate at 5.50% per annum during the 12-month extension term. We provided a member loan to the Arch Street Joint Venture of $1.4 million in connection with the partial repayment of the Arch Street Joint Venture mortgage notes to satisfy the maximum 60% loan-to-value extension condition. During February 2025, we made an additional member loan of $8.3 million to fund leasing costs related to a lease extension that was completed for one of the properties in the Arch Street Joint Venture portfolio. As part of the terms of the recent extension of the Arch Street Joint Venture mortgage notes, the mortgage lender is expected to re-appraise the property where the lease was extended in February 2025, and we are also committed to make an additional member loan as and if needed to repay principal on the mortgage notes to continue to satisfy the 60% loan-to-value extension condition. Our member loan to the Arch Street Joint Venture, which had $9.2 million receivable as of March 5, 2025, earns interest at 15% per annum and is non-recourse and unsecured, and structurally subordinate to the Arch Street Joint Venture mortgage notes. Interest and principal are payable monthly solely out of the excess cash from the joint venture after payment of property operating expenses, interest and principal on the Arch Street mortgage notes and other joint venture expenses and excess proceeds from the sale of any of the joint venture properties. 47

Our principal liquidity needs beyond the next twelve months are to: (i) extend, refinance or repay debt at or prior to maturity; (ii) pay dividends to our stockholders; (iii) fund capital expenditures and leasing costs at properties we own; and (iv) fund new acquisitions. We generally believe we will be able to satisfy these liquidity needs by a combination of cash flows from operations, borrowings under the Revolving Facility, proceeds from real estate dispositions, new borrowings such as bank term loans or other secured or unsecured debt, and issuances of equity securities. We believe we will be successful in either repaying or refinancing our debt obligations at or prior to maturity, but we cannot provide any assurance we will be able to do so. Our ability to extend, refinance or repay debt, raise capital and/or sell assets will be affected by various factors existing at the relevant time, such as capital and credit market conditions, the state of the national and regional economies, commercial real estate market conditions, available interest rate levels, the lease terms for and equity in and value of any related collateral, our financial condition and the operating history of the collateral, if any.

Credit Agreements

Summary

As of December 31, 2024, we had $492.0 million of total consolidated debt outstanding, consisting of a $355.0 million fixed rate mortgage note collateralized by 19 properties (the "CMBS Loan"), $119.0 million borrowed under our $350.0 million senior revolving credit facility (the "Revolving Facility") and an $18.0 million fixed rate mortgage note on the San Ramon, California property we acquired in September 2024 (the "San Ramon Loan"). The following is a summary of the interest rate and scheduled maturities of our consolidated debt obligations as of December 31, 2024 (in thousands):

	Weighted-Average Interest Rate [1]	Weighted-Average Years to Maturity	Principal Amounts Due During the Years Ending December 31,				
			Total	2025	2026	2027	Thereafter
Credit facility revolver [2]	7.66 %	1.4	$ 119,000	$ —	$ 119,000	$ —	—
Mortgages payable [3][4]	5.02 %	2.3	373,000	—	—	355,000	18,000
Total			$ 492,000	$ —	$ 119,000	$ 355,000	$ 18,000

(1) The weighted-average interest rate represents the interest rate in effect as of December 31, 2024.

(2) Includes interest rate margin of 3.25% plus SOFR adjustment of 0.10%. As of December 31, 2024, a total of $60.0 million of the debt outstanding under the Revolving Facility was subject to interest rate collar agreements to hedge against interest rate volatility. Under the agreements, the benchmark rate for the Revolving Facility will float between 5.50% per annum and 4.20% per annum on $25.0 million, and 5.50% per annum and 4.035% per annum on $35.0 million, effective from November 13, 2023 until May 12, 2025.

(3) Includes $355.0 million securitized mortgage note secured by 19 of our properties which bears interest at a fixed rate of 4.971% per annum and matures on February 11, 2027. Also includes $18.0 million fixed rate mortgage note entered into on November 7, 2024 and secured by the San Ramon, California property which the Company acquired in September 2024, which bears interest at a fixed rate of 5.90% per annum and matures on December 1, 2031.

(4) Does not include non-recourse mortgage notes associated with the Arch Street Joint Venture of $131.6 million, of which our proportionate share was $26.3 million as of December 31, 2024.

Credit Agreement Obligations

In connection with the Separation and the Distribution, on November 12, 2021, we, as parent, and Orion OP, as borrower, entered into (i) a credit agreement (the "Credit Agreement") providing for a three-year, $425.0 million senior revolving credit facility (the "Revolving Facility"), including a $25.0 million letter of credit sub-facility, and a two-year, $175.0 million senior term loan facility (the "Term Loan Facility") with Wells Fargo Bank, National Association, as administrative agent, and the lenders and issuing banks party thereto and (ii) a credit agreement (the "Bridge Credit Agreement") providing for a six-month, $355.0 million senior bridge term loan facility (the "Bridge Facility") with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto.

In February 2022, as further described below, we refinanced the Bridge Facility in full with the $355.0 million CMBS Loan (defined below), and the Bridge Credit Agreement was terminated. In June 2023, as further described below, the Term Loan Facility was repaid and retired with borrowings under the Revolving Facility.

We have entered into three amendments to the Credit Agreement. The purpose of the first amendment entered into in December 2022 was to change the benchmark rate for borrowings under the Credit Agreement from LIBOR (the London interbank offered rate as administered by the ICE Benchmark Administration) to SOFR (the secured overnight financing rate as administered by the Federal Reserve Bank of New York). The purpose of the second amendment entered into in June 2023 was to repay and retire $175.0 million of outstanding borrowings under the Term Loan Facility with borrowings from the Revolving

48

Facility (which was undrawn at the time of the second amendment), provide us with the option to extend the maturity of the Revolving Facility for an additional 18 months to May 12, 2026 from November 12, 2024 and to effect certain other modifications. On May 16, 2024, we elected our option to extend the maturity of the Revolving Facility. As described above, on May 3, 2024, we entered into the Third Amendment, which resulted in a permanent $75.0 million reduction in the capacity of the Revolving Facility to $350.0 million, while making a proportional reduction in the minimum value of the unencumbered asset pool required under the Credit Agreement and certain other modifications to financial covenants. The interest rate applicable to the loans under the Revolving Facility may be determined, at the election of Orion OP, on the basis of Daily Simple SOFR, Term SOFR or a base rate, in the case of a SOFR loan, plus a SOFR adjustment of 0.10% per annum, and in the case of a SOFR loan or a base rate loan, plus an applicable margin of 3.25% for SOFR loans and 2.25% for base rate loans. Loans under the Revolving Facility may be prepaid and reborrowed, and unused commitments under the Revolving Facility may be reduced, at any time, in whole or in part, by Orion OP, without premium or penalty (except for SOFR breakage costs). In December 2022, we entered into interest rate swap agreements with an aggregate notional amount of $175.0 million, which effectively fixed the interest rate on $175.0 million of principal under the Revolving Facility at 3.92% per annum until November 12, 2023. Upon the scheduled expiration of the interest rate swap agreements, we entered into interest rate collar agreements on a total notional amount of $60.0 million to hedge against interest rate volatility on the Revolving Facility. Under the agreements, the benchmark rate for the Revolving Facility will float between 5.50% per annum and 4.20% per annum on $25.0 million, and 5.50% per annum and 4.035% per annum on $35.0 million, effective from November 13, 2023 until May 12, 2025. To the extent that amounts under the Revolving Facility remain unused, Orion OP is required to pay a quarterly commitment fee on the unused portion of the Revolving Facility in an amount equal to 0.25% per annum of the unused portion of the Revolving Facility. The Revolving Facility is guaranteed pursuant to a guaranty by us and, subject to certain exceptions, substantially all of Orion OP’s existing and future subsidiaries (including substantially all of its subsidiaries that directly or indirectly own unencumbered real properties), other than certain joint ventures and subsidiaries that own real properties subject to certain other indebtedness (such subsidiaries of Orion OP, the “Subsidiary Guarantors”). The Revolving Facility is secured by, among other things, first priority pledges of the equity interests in the Subsidiary Guarantors. Revolving Facility Covenants The Revolving Facility requires that Orion OP comply with various covenants, including covenants restricting, subject to certain exceptions, liens, investments, mergers, asset sales and the payment of certain dividends. Pursuant to the second amendment described above, if, on any day, Orion OP has unrestricted cash and cash equivalents in excess of $25.0 million (excluding amounts that are then designated for application or use and are subsequently used for such purposes within 30 days), Orion OP will use such excess amount to prepay loans under the Revolving Facility, without premium or penalty and without any reduction in the lenders’ commitment under the Revolving Facility. In addition, the Revolving Facility requires that Orion OP satisfy certain financial covenants. The following is a summary of financial covenants for the Company’s Revolving Facility and the Company’s compliance therewith as of December 31, 2024, as calculated per the terms of the Credit Agreement, giving effect to the modifications pursuant to the second and third amendment described above. These calculations are presented to show the Company’s compliance with the financial covenants and are not measures of the Company’s liquidity or performance. 49

Revolving Facility Financial Covenants Required December 31, 2024 Ratio of total indebtedness to total asset value ≤ 60% 40.3% Ratio of adjusted EBITDA to fixed charges ≥ 1.5x 2.14x Ratio of secured indebtedness to total asset value ≤ 40% 31.1% Ratio of unsecured indebtedness to unencumbered asset value ≤ 60% (1) 15.7% Ratio of unencumbered adjusted NOI to unsecured interest expense ≥ 2.00x 5.1x Unencumbered asset value ≥ $500.0 million $753.7 million ____________________________________ (1) Pursuant to the second amendment described above, if the ratio of unsecured debt to unencumbered asset value exceeds 35% as of the end of two consecutive fiscal quarters, Orion OP will be required, within 90 days and subject to cure rights, to grant the administrative agent a first priority lien on all the properties included in the pool of unencumbered assets (other than properties identified for disposition by us so long as such properties are sold within one year of such identification). As of December 31, 2024, Orion OP was in compliance with these financial covenants. The Revolving Facility includes customary representations and warranties of us and Orion OP, which must be true and correct in all material respects as a condition to future extensions of credit under the Revolving Facility. The Revolving Facility also includes customary events of default, the occurrence of which, following any applicable grace period, would permit the lenders to, among other things, declare the principal, accrued interest and other obligations of Orion OP under the Revolving Facility to be immediately due and payable and foreclose on the collateral securing the Revolving Facility. CMBS Loan On February 10, 2022, certain indirect subsidiaries of the Company (the “Mortgage Borrowers”) obtained a $355.0 million fixed rate mortgage note (the “CMBS Loan”) from Wells Fargo Bank, National Association (together with its successor, the “Lender”), which is secured by the Mortgage Borrowers’ fee simple or ground lease interests in 19 properties owned indirectly by the Company (collectively, the “Mortgaged Properties”). During March 2022, Wells Fargo effected a securitization of the CMBS Loan. The CMBS Loan bears interest at a fixed rate of 4.971% per annum and matures on February 11, 2027. The CMBS Loan requires monthly payments of interest only and all principal is due at maturity. The proceeds of the CMBS Loan were used to repay the Bridge Facility. Upon closing of the CMBS Loan, the Mortgage Borrowers funded $35.5 million of loan reserves primarily for future rent concessions and tenant improvement allowances under the leases with respect to the 19 Mortgaged Properties. These amounts, as well as the transaction expenses incurred in connection with the CMBS Loan, were funded with cash on hand and borrowings under the Company’s Revolving Facility. During the year ended December 31, 2024, the Mortgage Borrowers funded an additional $9.4 million of loan reserves for future rent concessions and tenant improvement allowances agreed to as part of the extension of one of the leases in the CMBS collateral pool. The CMBS Loan is secured by, among other things, first priority mortgages and deeds of trust granted by the Mortgage Borrowers and encumbering the Mortgaged Properties. The CMBS Loan is generally not freely prepayable by the Mortgage Borrowers without payment of certain prepayment premiums and costs. The CMBS Loan may be prepaid in whole, but not in part, except as provided in the loan agreement governing the CMBS Loan (the “CMBS Loan Agreement”), at any time, subject to the payment of a yield maintenance premium and the satisfaction of other terms and conditions set forth in the CMBS Loan Agreement. Further, releases of individual properties are permitted in connection with an arm’s length third party sale upon repayment of the Release Price (as defined in the CMBS Loan Agreement) for the applicable individual property and subject to payment of the applicable yield maintenance premium and the satisfaction of other terms and conditions set forth in the CMBS Loan Agreement. The CMBS Loan may be prepaid in full without premium or penalty beginning in May 2026 (nine months prior to maturity). The CMBS Loan Agreement also contains customary cash management provisions, including certain trigger events (such as failure of the Mortgage Borrowers to satisfy a minimum debt yield test of 8.0%) which allow the Lender to retain any excess cash flow as additional collateral for the Loan, until such trigger event is cured. In connection with the CMBS Loan Agreement, the Company (as the guarantor) delivered a customary non-recourse carveout guaranty to the Lender (the “Guaranty”), under which the Company guaranteed the obligations and liabilities of the Mortgage Borrowers to the Lender with respect to certain non-recourse carveout events and the circumstances under which the CMBS Loan will be fully recourse to the Mortgage Borrowers, and which includes requirements for the Company to maintain a 50 net worth of no less than $355.0 million and liquid assets of no less than $10.0 million, in each case, exclusive of the values of the collateral for the CMBS Loan. As of December 31, 2024, the Company was in compliance with these financial covenants. The Mortgage Borrowers and the Company also provided a customary environmental indemnity agreement, pursuant to which the Mortgage Borrowers and the Company agreed to protect, defend, indemnify, release and hold harmless the Lender from and against certain environmental liabilities relating to the Mortgaged Properties. The CMBS Loan Agreement includes customary representations, warranties and covenants of the Mortgage Borrowers and the Company. The CMBS Loan Agreement also includes customary events of default, the occurrence of which, following any applicable grace period, would permit the Lender to, among other things, declare the principal, accrued interest and other obligations of the Mortgage Borrowers to be immediately due and payable and foreclose on the Mortgaged Properties. San Ramon Loan On November 7, 2024, an indirect subsidiary of the Company (the “San Ramon Borrower”) obtained an $18.0 million fixed rate mortgage note (the “San Ramon Loan”) from RGA Americas Investments LLC (the “San Ramon Lender”) secured by the fee simple interest in the San Ramon, California property acquired in September 2024 (the “San Ramon Property”). The San Ramon Loan bears interest at a fixed rate of 5.90% per annum and matures on December 1, 2031. The San Ramon Loan requires monthly payments of interest only and all principal is due at maturity and is generally not freely prepayable by the San Ramon Borrower until December 2026, and thereafter without payment of certain prepayment premiums and costs. In connection with the San Ramon Loan, the Company (as guarantor) delivered a customary non-recourse carveout guaranty, under which the Company guaranteed the obligations and liabilities of the San Ramon Borrower under the San Ramon Loan with respect to certain non-recourse carveout events and the circumstances under which the San Ramon Loan will be fully recourse to the San Ramon Borrower. The San Ramon Borrower and the Company also provided a customary environmental indemnity agreement, pursuant to which the San Ramon Borrower and the Company agreed to protect, defend, indemnify and hold harmless the San Ramon Lender from and against certain environmental liabilities related to the San Ramon Property. The loan agreement governing the San Ramon Loan (the “San Ramon Loan Agreement”) includes customary representations, warranties and covenants of the San Ramon Borrower and the Company. The San Ramon Loan Agreement also includes customary events of default, the occurrence of which, following any applicable grace period, would permit the Lender to, among other things, declare the principal, accrued interest and other obligations of the San Ramon Borrower to be immediately due and payable and foreclose on the San Ramon Property. Arch Street Warrants On November 12, 2021, in connection with the Distribution, Orion OP entered into an amendment and restatement of the limited liability agreement (the “LLCA”) for the Arch Street Joint Venture with the Arch Street Partner, an affiliate of Arch Street Capital Partners, pursuant to which the Arch Street Partner consented to the transfer of the equity interests of the Arch Street Joint Venture previously held by VEREIT Real Estate, L.P. to Orion OP. Also on November 12, 2021, in connection with the entry into the LLCA, we granted the Arch Street Partner and Arch Street Capital Partners warrants to purchase up to 1,120,000 shares of our common stock (the “Arch Street Warrants”). The Arch Street Warrants entitle the respective holders to purchase shares of our common stock at a price per share equal to $22.42, at any time. The Arch Street Warrants may be exercised, in whole or in part, through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the Arch Street Warrants. The Arch Street Warrants expire on the earlier of (a) ten years after issuance and (b) if the Arch Street Joint Venture is terminated, the later of the termination of the Arch Street Joint Venture and seven years after issuance. In accordance with our obligation under the Arch Street Warrants, on November 2, 2022, we filed with the SEC a registration statement on Form S-3 for the registration, under the Securities Act, of the shares of our common stock issuable upon exercise of the Arch Street Warrants, and the registration statement was declared effective by the SEC on November 14, 2022. We will use our commercially reasonable efforts to maintain the effectiveness of the registration statement, and a current prospectus relating thereto, until the earlier of (a) the expiration of the Arch Street Warrants, or (b) the shares issuable upon such exercise become freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act (or any successor rule)) of us. The holders of the Arch Street Warrants will also remain subject to the ownership limitations pursuant to our organizational documents. 51

Right of First Offer Agreement In connection with the entry into the LLCA, we and the Arch Street Joint Venture entered into that certain Right of First Offer Agreement (the “ROFO Agreement”), dated November 12, 2021, pursuant to which, subject to certain limitations, we agreed not to acquire or purchase a fee simple or ground leasehold interest in any office real property, including by way of an acquisition of equity interests, within certain investing parameters without first offering the property for purchase to the Arch Street Joint Venture. The ROFO Agreement expired on November 12, 2024. Derivatives and Hedging Activities During the year ended December 31, 2021, we entered into interest rate swap agreements with an aggregate notional amount of $175.0 million, effective on December 1, 2021 and terminating on November 12, 2023, which were designated as cash flow hedges, in order to hedge interest rate volatility. During the year ended December 31, 2022, in connection with the transition of the benchmark rate for borrowings under the Credit Agreement from LIBOR to SOFR, we terminated the interest rate swap agreements that had been entered into during the year ended December 31, 2021, and entered into new interest rate swap agreements with an aggregate notional amount of $175.0 million, effective on December 1, 2022 and terminating on November 12, 2023, which were designated as cash flow hedges, to hedge interest rate volatility with respect to our borrowings under the Term Loan Facility. These swap agreements remained in effect for the $175.0 million of borrowings under the Revolving Facility used to pay down the Term Loan Facility until November 12, 2023. Upon the scheduled expiration of the interest rate swap agreements, we entered into interest rate collar agreements on a total notional amount of $60.0 million to hedge against interest rate volatility on the Revolving Facility. Under the agreements, the benchmark rate for the Revolving Facility will float between 5.50% per annum and 4.20% per annum on $25.0 million, and 5.50% per annum and 4.035% per annum on $35.0 million, effective from November 13, 2023 until May 12, 2025. Distributions We have elected to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2021. We intend to make distributions to our stockholders to satisfy the requirements to maintain our qualification as a REIT. During the year ended December 31, 2024, the Company’s Board of Directors declared quarterly cash dividends on shares of the Company’s common stock as follows: Declaration Date Record Date Paid Date Distributions Per Share February 27, 2024 March 29, 2024 April 15, 2024 $0.10 May 7, 2024 June 28, 2024 July 15, 2024 $0.10 August 7, 2024 September 30, 2024 October 15, 2024 $0.10 November 6, 2024 December 31, 2024 January 15, 2025 $0.10 On March 4, 2025, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share for the first quarter of 2025, payable on April 15, 2025 to stockholders of record as of March 31, 2025, representing a new annualized dividend rate of $0.08 per share. This change in dividend policy will enable us to retain approximately $17.9 million of cash annually. The new policy is also consistent with our strategy shift as we seek the lowest cost of funds to maintain and grow existing tenancy, continue to shift towards more dedicated use assets and efficiently refinance our debt obligations as they come due. Our dividend policy is established at the discretion of the Company’s Board of Directors and the amount and timing of dividends will depend upon cash generated by operating activities, the Company’s business, financial condition, results of operations, capital requirements, annual distribution requirements under the REIT provisions of the Code, and such other factors as the Company’s Board of Directors deems relevant. The Company’s Board of Directors may change our dividend policy at any time, and there can be no assurance as to the manner in which future dividends will be paid or that the current dividend level will be maintained in future periods. Universal Shelf Registration Statement On November 2, 2022, the Company filed a universal shelf registration statement on Form S-3 (the “Universal Shelf”) with the SEC, and the Universal Shelf was declared effective by the SEC on November 14, 2022. Pursuant to the Universal Shelf, 52

the Company is able to offer and sell from time to time in multiple transactions, up to $750.0 million of the Company’s securities, including through “at the market” offering programs or firm commitment underwritten offerings. These securities may include shares of the Company’s common stock, shares of the Company’s preferred stock, depository shares representing interests in shares of the Company’s preferred stock, debt securities, warrants to purchase shares of the Company’s common stock or shares of the Company’s preferred stock and units consisting of two or more shares of common stock, shares of preferred stock, depository shares, debt securities and warrants. ATM Program In November 2022, the Company established, as part of its Universal Shelf, an “at the market” offering program for its common stock (the “ATM Program”). Pursuant to the ATM Program, the Company may from time to time offer and sell shares of its common stock, having an aggregate offering price of up to $100.0 million. Such offers or sales of shares of the Company’s common stock may be made in privately negotiated transactions, including block trades, brokers’ transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on the New York Stock Exchange, or through forward transactions under separate master forward sale confirmations and related supplemental confirmations for the sale of shares of the Company’s common stock on a forward basis. As of December 31, 2024, we had not sold any shares of common stock pursuant to the ATM Program. Net proceeds from the securities issued, if any, may be used for general corporate purposes, which may include funding capital expenditures and leasing costs at the Company’s properties and repaying outstanding indebtedness. The Company has no immediate plans to issue any securities for capital raising purposes pursuant to the Universal Shelf or otherwise, but may utilize the ATM Program to satisfy future liquidity needs. Share Repurchase Program On November 1, 2022, the Company’s Board of Directors authorized the repurchase of up to $50.0 million of the Company’s outstanding common stock until December 31, 2025, as market conditions warrant (the “Share Repurchase Program”). Repurchases may be made through open market purchases, privately negotiated transactions, structured or derivative transactions, including accelerated stock repurchase transactions, or other methods of acquiring shares in accordance with applicable securities laws and other legal requirements. The Share Repurchase Program does not obligate the Company to make any repurchases at a specific time or in a specific situation. Repurchases are subject to prevailing market conditions, the trading price of the Company’s common stock, the Company’s liquidity and anticipated liquidity needs, financial performance and other conditions. Shares of common stock repurchased by the Company under the Share Repurchase Program, if any, will be returned to the status of authorized but unissued shares of common stock. The Company did not repurchase any shares under the Share Repurchase Program during the year ended December 31, 2024. During the year ended December 31, 2023, the Company repurchased approximately 0.9 million shares of common stock in multiple open market transactions, at a weighted average share price of $5.46 for an aggregate purchase price of $5.0 million. As of December 31, 2024, the approximate dollar value of shares that remain available for repurchase under the Share Repurchase Program was $45.0 million. Cash Flow Analysis for the Year Ended December 31, 2024 and 2023 The following table summarizes the changes in cash flows for the year ended December 31, 2024 compared to the year ended December 31, 2023 (in thousands): Year Ended December 31, 2024 2023 2024 vs 2023 Increase/ (Decrease) Net cash provided by operating activities $ 54,260 $ 89,088 $ (34,828) Net cash (used in) provided by investing activities $ (51,263) $ 5,289 $ (56,552) Net cash used in financing activities $ (3,025) $ (92,490) $ 89,465 Net cash provided by operating activities decreased $34.8 million during the year ended December 31, 2024, compared to the same period in 2023, primarily due to a decrease in revenues and increase in property operating expenses as a result of property dispositions and vacancies, and net changes in accounts payable, accrued expenses and other liabilities, net, offset by net changes in accounts receivable, net and other assets, net. 53

Net cash from investing activities decreased $56.6 million during the year ended December 31, 2024, compared to the same period in 2023, primarily due to the acquisition of one real estate asset for $34.7 million, a decrease in proceeds from the sale of real estate assets of $16.0 million, an increase in capital expenditures and leasing costs of $4.1 million and origination of a member loan to the Arch Street Joint Venture of $1.4 million, offset by the payments received on notes receivable of $1.2 million. Net cash used in financing activities decreased $89.5 million during the year ended December 31, 2024, compared to the same period in 2023, primarily due to proceeds from the San Ramon Loan of $18.0 million, net draws on the Revolving Facility of $3.0 million and payments of deferred financing costs of $1.3 million during the year ended December 31, 2024, compared to net repayments on the Revolving Facility of $59.0 million, payments of deferred financing costs of $5.7 million, and repurchases of common stock under the Share Repurchase Program of $5.0 million during the year ended December 31, 2023. Item 7A. Quantitative and Qualitative Disclosures About Market Risk See information appearing under the caption “Liquidity and Capital Resources” appearing in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report on Form 10-K. Market Risk The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our market risk arises primarily from interest rate risk relating to variable-rate borrowings. To meet our short and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to manage our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, caps, collars, treasury locks, options and forwards in order to mitigate our interest rate risk with respect to various debt instruments. We would not hold or issue these derivative contracts for trading or speculative purposes. Interest Rate Risk As of December 31, 2024, our debt included fixed-rate debt, with a fair value and carrying value of $352.5 million and $373.0 million, respectively. Changes in market interest rates on our fixed-rate debt impact the fair value of the debt, but they have no impact on interest incurred or cash flow. For instance, if interest rates rise 100 basis points, and the fixed-rate debt balance remains constant, we expect the fair value of our debt to decrease, the same way the price of a bond declines as interest rates rise. The sensitivity analysis related to our fixed-rate debt assumes an immediate 100 basis point move in interest rates from December 31, 2024 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the fair value of our fixed-rate debt of $7.2 million. A 100 basis point decrease in market interest rates would result in an increase in the fair value of our fixed-rate debt of $7.5 million. As of December 31, 2024, our debt included variable-rate debt, with a fair value and carrying value of $119.0 million. As a result, we are subject to the potential impact of rising interest rates, which could negatively impact our results of operations and cash flows. The sensitivity analysis related to our variable-rate debt assumes an immediate 100 basis point move in interest rates from December 31, 2024 levels and excludes the impact of the derivative instrument, with all other variables held constant. A 100 basis point increase or decrease in variable interest rates would result in a decrease or increase in the fair value of our variable-rate debt of less than $0.1 million and would increase or decrease our interest expense by $1.2 million annually. As of December 31, 2024, the Company had interest rate collar agreements in place on a total notional amount of $60.0 million to hedge against interest rate volatility on the Revolving Facility. See Note 6 – Debt, Net to our consolidated financial statements. As of December 31, 2024, our outstanding derivative agreements had a fair value that resulted in net liabilities of less than $0.1 million. See Note 7 – Derivatives and Hedging Activities to our consolidated financial statements for further discussion. As the information presented above includes only those exposures that existed as of December 31, 2024, it does not consider exposures or positions arising after that date. The information presented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations. These amounts were determined by considering the impact of hypothetical interest rate changes on our borrowing costs and assume no other changes in our capital structure. 54

Credit Risk Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company is subject to tenant, geographic and industry concentrations. See “Item 1. Business” and “Item 2. Properties” in this Annual Report on Form 10-K. Any downturn of the economic conditions in one or more of these tenants, geographies or industries could result in a material reduction of our cash flows or material losses to us. The factors we consider in determining the credit risk of our tenants include, but are not limited to: payment history; credit status and change in status (credit ratings for public companies are used as a primary metric); change in tenant space needs (i.e., expansion/downsize); tenant financial performance; economic conditions in a specific geographic region; and industry specific credit considerations. We believe that the credit risk of our portfolio is reduced by the high quality and diversity of our existing tenant base, reviews of prospective tenants’ risk profiles prior to lease execution and consistent monitoring of our portfolio to identify potential problem tenants. Item 8. Financial Statements and Supplementary Data. The information required by Item 8 is hereby incorporated by reference to our consolidated financial statements beginning on page F-1 of this Annual Report on Form 10-K. Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. None. Item 9A. Controls and Procedures. Disclosure Controls and Procedures We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that no controls and procedures, no matter how well designed and operated, can provide absolute assurance of achieving the desired control objectives. As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, an evaluation was conducted under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2024, were effective at a reasonable assurance level. Management’s Report on Internal Controls Over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. In connection with the preparation of our Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on its assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective. This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting, due to an exemption established by the rules of the SEC for “emerging growth companies.” 55

Changes in Internal Control Over Financial Reporting There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934) during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Item 9B. Other Information. Rule 10b5-1 Trading Agreements During the three months ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a “Rule 10b5-1 trading arrangement” or a “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(c) of Regulation S-K. 2025 Annual Bonus Program On March 3, 2025, the Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of the Company, approved a new annual incentive program for the Company’s 2025 fiscal year (the “2025 Bonus Program”). Under the 2025 Bonus Program, each of the Company’s named executive officers, namely, Paul McDowell, Gavin Brandon, and Chris Day (the “executives”), are eligible to earn an annual incentive bonus based on the applicable executive’s individual performance and the Company’s achievement of performance goals relating to (1) Core FFO per share, (2) total general and administrative expenses (“G&A expenses”), and (3) Net Debt to Adjusted EBITDA. The weighting of each component of the 2025 Bonus Program is as follows: Bonus Component Weighting Individual Performance 33% Core FFO per share 30% G&A expenses 13% Net Debt to Adjusted EBITDA 24% Under the 2025 Bonus Program, 50% of each target bonus component will be earned for performance at the threshold level, 100% of each target bonus component will be earned for performance at the target level and 150% of each target bonus component will be earned for performance at the maximum level (or above). Performance between threshold and target and between target and maximum performance levels will be interpolated on a straight-line basis. Pursuant to their respective employment agreements, in 2025 each of the executives will be eligible to earn an annual cash bonus targeted at a percentage of the executive’s base salary as follows: 100% for Mr. McDowell, 100% for Mr. Brandon and 92% for Mr. Day. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections. Not applicable. PART III Item 10. Directors, Executive Officers and Corporate Governance. The information required by this Item will be included in our Proxy Statement, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2024, and is incorporated herein by reference. Item 11. Executive Compensation. The information required by this Item will be included in the Proxy Statement, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2024, and is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. The information required by this Item will be included in the Proxy Statement, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2024, and is incorporated herein by reference. 56

Item 13. Certain Relationships and Related Transactions, and Director Independence. The information required by this Item will be included in the Proxy Statement, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2024, and is incorporated herein by reference. Item 14. Principal Accounting Fees and Services. The information required by this Item will be included in the Proxy Statement, which we anticipate will be filed no later than 120 days after the end of our fiscal year ended December 31, 2024, and is incorporated herein by reference. 57

PART IV Item 15. Exhibits and Financial Statement Schedules. Financial Statements The Financial Statements are included herein beginning on page F-1. Financial Statement Schedules Schedule III – Real Estate and Accumulated Depreciation is included herein beginning on page F-34. All other schedules have been omitted as the required information is either presented in the consolidated financial statements or is not applicable. Exhibits The following exhibits are included, or incorporated by reference, in this Annual Report on Form 10-K for the period ended December 31, 2024 (and are numbered in accordance with Item 601 of Regulation S-K): Exhibit No. Description 3.1 Articles of Amendment and Restatement of Orion Office REIT Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on November 15, 2021 and incorporated herein by reference). 3.2 Articles of Amendment to Articles of Amendment and Restatement, as amended through March 5, 2025 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on March 5, 2025 and incorporated herein by reference). 3.3 Second Amended and Restated Bylaws of Orion Office REIT Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on September 8, 2023 and incorporated herein by reference). 3.4 First Amendment to Second Amended and Restated Bylaws (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on March 5, 2025 and incorporated herein by reference). 4.1 Form of Warrant (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-268121), filed on November 2, 2022 and incorporated herein by reference). 4.2 Description of Securities (filed as Exhibit 4.2 to the Company's Annual Report on Form 10-K, filed on March 24, 2022 and incorporated herein by reference). 10.1 Agreement of Limited Partnership of Orion Office REIT LP (filed as Exhibit 2.2 to the Company’s Registration Statement on Form 10, filed on October 4, 2021 and incorporated herein by reference). 10.2 First Amendment to Agreement of Limited Partnership (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on March 5, 2025 and incorporated herein by reference). 10.3 Credit Agreement, dated November 12, 2021, by and among Orion Office REIT Inc., Orion Office REIT LP, the financial institutions party thereto, and Wells Fargo Bank, National Association, as administrative agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 15, 2021 and incorporated herein by reference). 10.4 First Amendment to Credit Agreement, dated as of December 1, 2022, among Orion Office REIT LP, as Borrower, Orion Office REIT Inc., as Parent, Wells Fargo Bank, National Association, as Administrative Agent, and the Lenders party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 5, 2022 and incorporated herein by reference). 10.5 Second Amendment to Credit Agreement, dated as of June 29, 2023, among Orion Office REIT LP, as Borrower, Orion Office REIT Inc., as Parent, Wells Fargo Bank, National Association, as Administrative Agent, and the Lenders party thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 29, 2023 and incorporated herein by reference). 10.6 Third Amendment to the Credit Agreement, dated as of May 3, 2024, among Orion Office REIT LP, as Borrower, Orion Office REIT, Inc., as Parent, Wells Fargo Bank, National Association, as Administrative Agent, and the Lenders party thereto (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed May 8, 2024 and incorporated herein by reference). 10.7 Guaranty, dated November 12, 2021, by and among Orion Office REIT Inc. and certain subsidiaries of Orion Office REIT LP in favor of Wells Fargo Bank, National Association, as administrative agent (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on November 15, 2021 and incorporated herein by reference). 58

10.8 Amended & Restated Limited Liability Company Agreement of OAP/VER Venture, LLC, dated November 12, 2021 (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K, filed on November 15, 2021 and incorporated herein by reference). 10.9 Right of First Offer Agreement, dated November 12, 2021, by and between Orion Office REIT Inc. and OAP/ VER Venture, LLC (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K, filed on November 15, 2021 and incorporated herein by reference). 10.10† Orion Office REIT Inc. 2021 Equity Incentive Plan (filed as Exhibit 10.7 to the Company's Current Report on Form 8-K, filed on November 15, 2021 and incorporated herein by reference). 10.11† Form of Employment Agreement, by and among Orion Services, LLC, Orion Office REIT Inc. and each named executive officer of Orion Office REIT Inc. (filed as Exhibit 10.1 to the Company's Registration Statement on Form 10, filed on October 4, 2021 and incorporated herein by reference). 10.12† Form of Indemnification Agreement entered into between Orion Office REIT Inc. and each of its directors and executive officers (filed as Exhibit 10.3 to the Company's Registration Statement on Form 10, filed on October 4, 2021 and incorporated herein by reference). 10.13† Form of Restricted Stock Unit Award for Non-Employee Directors under the Orion Office REIT Inc. 2021 Equity Incentive Plan (filed as Exhibit 10.11 to the Company’s Form 10-Q, filed on December 2, 2021 and incorporated herein by reference). 10.14† Form of Restricted Stock Unit Award for Employees under the Orion Office REIT Inc. 2021 Equity Incentive Plan (filed as Exhibit 10.12 to the Company’s Form 10-Q, filed on December 2, 2021 and incorporated herein by reference). 10.15 Loan Agreement, dated February 10, 2022, by and between the entities identified on Schedule I thereto, as Borrower, and Wells Fargo Bank, National Association, as Lender (filed as Exhibit 10.1 to the Company's Form 8-K, filed on February 14, 2022 and incorporated herein by reference). 10.16 Guaranty of Recourse Obligations, dated February 10, 2022, made by Orion Office REIT Inc. in favor of Wells Fargo Bank, National Association, as Lender (filed as Exhibit 10.2 to the Company’s Form 8-K filed on February 14, 2022 and incorporated herein by reference). 10.17† Form of Performance-Based Restricted Stock Unit Agreement pursuant to the Orion Office REIT Inc. 2021 Equity Incentive Plan (March 2022 Awards) (filed as Exhibit 10.15 to the Company’s Form 10-K filed on March 24, 2022 and incorporated herein by reference). 10.18† Form of Performance-Based Restricted Stock Unit Agreement pursuant to the Orion Office REIT Inc. 2021 Equity Incentive Plan (March 2023 Awards) (filed as Exhibit 10.14 to the Company’s Form 10-K filed on March 8, 2023 and incorporated herein by reference). 10.19† Form of Performance-Based Restricted Stock Unit Agreement pursuant to the Orion Office REIT Inc. 2021 Equity Incentive Plan (March 2024 Awards) (filed as exhibit 10.15 to the Company’s Form 10-K filed on February 27, 2024 and incorporated herein by reference). 10.20†* Retirement and Consultancy Agreement by and between Gary E. Landriau and Orion Properties Inc. dated March 5, 2025. 19.1* The Company's Insider Trading Compliance Policy 21.1* Subsidiaries of the Company 23.1* Consent of KPMG LLP 31.1* Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 31.2* Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 32.1* Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 32.2* Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 97.1 Policy for Recoupment of Incentive Compensation (filed as Exhibit 97.1 to the Company’s Form 10-K filed on February 27, 2024 and incorporated herein by reference). 101.SCH* Inline XBRL Taxonomy Extension Schema Document. 101.CAL* Inline XBRL Taxonomy Extension Calculation Linkbase Document. 59

101.DEF* Inline XBRL Taxonomy Extension Definition Linkbase Document. 101.LAB* Inline XBRL Taxonomy Extension Label Linkbase Document. 101.PRE* Inline XBRL Taxonomy Extension Presentation Linkbase Document. 104* Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101). ____________________________________ * Filed herewith † Management contract or compensatory plan or arrangement. Item 16. Form 10-K Summary. Not Applicable. 60

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned thereunto duly authorized. Orion Properties Inc. By: /s/ Gavin B. Brandon Gavin B. Brandon Chief Financial Officer, Executive Vice President and Treasurer Dated: March 5, 2025 Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Name Capacity Date /s/ Paul H. McDowell Chief Executive Officer, President and Director March 5, 2025 Paul H. McDowell (Principal Executive Officer) /s/ Gavin B. Brandon Executive Vice President, Chief Financial Officer and Treasurer March 5, 2025 Gavin B. Brandon (Principal Financial Officer) /s/ Revea L. Schmidt Chief Accounting Officer March 5, 2025 Revea L. Schmidt (Principal Accounting Officer) /s/ Reginald H. Gilyard Director, Non-Executive Chairman March 5, 2025 Reginald H. Gilyard /s/ Kathleen R. Allen Director March 5, 2025 Kathleen R. Allen /s/ Richard J. Lieb Director March 5, 2025 Richard J. Lieb /s/ Gregory J. Whyte Director March 5, 2025 Gregory J. Whyte 61

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Financial Statements Report of Independent Registered Public Accounting Firm (KPMG LLP, San Diego, CA, Firm ID 185) F-2 Orion Properties Inc. Consolidated Balance Sheets as of December 31, 2024 and 2023 F-3 Orion Properties Inc. Consolidated Statements of Operations for the Years Ended December 31, 2024, 2023 and 2022 F-4 Orion Properties Inc. Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2024, 2023 and 2022 F-5 Orion Properties Inc. Consolidated Statements of Equity for the Years Ended December 31, 2024, 2023 and 2022 F-6 Orion Properties Inc. Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022 F-7 Notes to Orion Properties Inc. Consolidated Financial Statements F-9 Schedule III – Real Estate and Accumulated Depreciation F-34 F-1

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Orion Properties Inc.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Orion Properties Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ KPMG LLP We have served as the Company’s auditor since 2021. San Diego, California March 5, 2025 F-2

December 31, 2024 December 31, 2023 ASSETS Real estate investments, at cost: Land $ 227,145 $ 223,264 Buildings, fixtures and improvements 1,055,307 1,097,132 Total real estate investments, at cost 1,282,452 1,320,396 Less: accumulated depreciation 177,906 158,791 Total real estate investments, net 1,104,546 1,161,605 Accounts receivable, net 22,833 24,663 Intangible lease assets, net 95,944 126,364 Cash and cash equivalents 15,600 22,473 Real estate assets held for sale, net 9,671 — Other assets, net 87,828 88,828 Total assets $ 1,336,422 $ 1,423,933 LIABILITIES AND EQUITY Mortgages payable, net $ 371,222 $ 352,856 Credit facility revolver 119,000 116,000 Accounts payable and accrued expenses 31,585 30,479 Below-market lease liabilities, net 20,596 8,074 Distributions payable 5,633 5,578 Other liabilities, net 23,130 23,943 Total liabilities 571,166 536,930 Common stock, $0.001 par value, 100,000,000 shares authorized 55,951,876 and 55,783,548 shares issued and outstanding as of each of December 31, 2024 and December 31, 2023, respectively 56 56 Additional paid-in capital 1,148,223 1,144,636 Accumulated other comprehensive loss (15) (264) Accumulated deficit (384,348) (258,805) Total stockholders’ equity 763,916 885,623 Non-controlling interest 1,340 1,380 Total equity 765,256 887,003 Total liabilities and equity $ 1,336,422 $ 1,423,933 The accompanying notes are an integral part of these statements. ORION PROPERTIES INC. CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data) F-3

Year Ended December 31, 2024 2023 2022 Rental $ 164,055 $ 194,241 $ 207,353 Fee income from unconsolidated joint venture 807 800 765 Total revenues 164,862 195,041 208,118 Operating expenses: Property operating 65,151 60,783 61,519 General and administrative 20,094 18,720 15,908 Depreciation and amortization 100,820 109,111 131,367 Impairments 47,552 33,112 66,359 Transaction related 539 504 675 Spin related — — 964 Total operating expenses 234,156 222,230 276,792 Other (expenses) income: Interest expense, net (32,637) (29,669) (30,171) Gain on disposition of real estate assets — 31 2,352 Loss on extinguishment of debt, net (1,078) (504) (468) Other income, net 987 911 223 Equity in loss of unconsolidated joint venture, net (740) (435) (524) Total other (expenses) income, net (33,468) (29,666) (28,588) Loss before taxes (102,762) (56,855) (97,262) Provision for income taxes (214) (456) (212) Net loss (102,976) (57,311) (97,474) Net (income) loss attributable to non-controlling interest (36) 9 (20) Net loss attributable to common stockholders $ (103,012) $ (57,302) $ (97,494) Weighted-average shares outstanding - basic and diluted 55,903 56,410 56,632 Basic and diluted net loss per share attributable to common stockholders $ (1.84) $ (1.02) $ (1.72) The accompanying notes are an integral part of these statements. ORION PROPERTIES INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except for per share data) F-4

Year Ended December 31, 2024 2023 2022 Net loss $ (102,976) $ (57,311) $ (97,474) Total other comprehensive income (loss): Unrealized gain on interest rate derivatives 249 127 7,802 Reclassification of previous unrealized gain on interest rate derivatives into net loss — (6,699) (1,793) Total other comprehensive income (loss) 249 (6,572) 6,009 Total comprehensive loss (102,727) (63,883) (91,465) Comprehensive (income) loss attributable to non-controlling interest (36) 9 (20) Total comprehensive loss attributable to common stockholders $ (102,763) $ (63,874) $ (91,485) The accompanying notes are an integral part of these statements. ORION PROPERTIES INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (In thousands) F-5

ORION PROPERTIES INC. CONSOLIDATED STATEMENTS OF EQUITY (In thousands, except for share data)

	Common Stock							
	Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity	Non-Controlling Interest	Total Equity
Balance, January 1, 2022	56,625,650	$ 57	$ 1,145,278	$ 299	$ (58,715)	$ 1,086,919	$ 1,369	$ 1,088,288
Net (loss) income	—	—	—	—	(97,494)	(97,494)	20	(97,474)
Distributions	—	—	—	—	(22,701)	(22,701)	—	(22,701)
Repurchases of common stock to settle tax obligations	(2,177)	—	(20)	—	—	(20)	—	(20)
Equity-based compensation, net	15,567	—	1,756	—	—	1,756	—	1,756
Other comprehensive income, net	—	—	—	6,009	—	6,009	—	6,009
Balance, December 31, 2022	56,639,040	57	1,147,014	6,308	(178,910)	974,469	1,389	975,858
Net loss	—	—	—	—	(57,302)	(57,302)	(9)	(57,311)
Distributions	—	—	—	—	(22,593)	(22,593)	—	(22,593)
Repurchases of common stock under Share Repurchase Program	(915,637)	(1)	(5,017)	—	—	(5,018)	—	(5,018)
Repurchases of common stock to settle tax obligations	(15,411)	—	(89)	—	—	(89)	—	(89)
Equity-based compensation, net	75,556	—	2,728	—	—	2,728	—	2,728
Other comprehensive loss, net	—	—	—	(6,572)	—	(6,572)	—	(6,572)
Balance, December 31, 2023	55,783,548	56	1,144,636	(264)	(258,805)	885,623	1,380	887,003
Net (loss) income	—	—	—	—	(103,012)	(103,012)	36	(102,976)
Distributions	—	—	—	—	(22,531)	(22,531)	(76)	(22,607)
Repurchases of common stock to settle tax obligations	(48,700)	—	(170)	—	—	(170)	—	(170)
Equity-based compensation, net	217,028	—	3,757	—	—	3,757	—	3,757
Other comprehensive income, net	—	—	—	249	—	249	—	249
Balance, December 31, 2024	55,951,876	$ 56	$ 1,148,223	$ (15)	$ (384,348)	$ 763,916	$ 1,340	$ 765,256

The accompanying notes are an integral part of these statements.

F-6

Year Ended December 31, 2024 2023 2022 Cash flows from operating activities: Net loss $ (102,976) $ (57,311) $ (97,474) Adjustments to reconcile net loss to net cash provided by operating activities: Depreciation and amortization 100,820 109,111 131,367 Non-cash revenue adjustments, net 180 (5,977) 171 Impairments 47,552 33,112 66,359 Gain on disposition of real estate assets — (31) (2,352) Loss on extinguishment of debt, net 1,078 504 468 Amortization of deferred financing costs 3,686 3,974 4,364 Equity-based compensation 3,757 2,728 1,756 Equity in loss of unconsolidated joint venture, net 740 435 524 Changes in assets and liabilities: Accounts receivable, net and other assets, net 2,546 1,340 2,247 Accounts payable, accrued expenses and other liabilities, net (3,123) 1,203 6,802 Net cash provided by operating activities 54,260 89,088 114,232 Cash flows from investing activities: Investment in real estate assets (34,734) — — Capital expenditures and leasing costs (22,576) (18,442) (11,624) Proceeds from disposition of real estate, net 5,069 21,032 31,854 Return of investment from unconsolidated joint venture 987 1,840 2,247 Origination of member loan to unconsolidated joint venture (1,400) — — Principal repayments received on notes receivable 1,200 — — Deposits for real estate assets (1,350) (2,340) — Uses and refunds of deposits for real estate assets 1,350 2,340 — Proceeds from the settlement of property-related insurance claims 191 859 — Net cash (used in) provided by investing activities (51,263) 5,289 22,477 Cash flows from financing activities: Repayment of bridge facility, including debt extinguishment costs — — (355,026) Proceeds from mortgages payable 18,000 — 355,000 Repayment of credit facility term loan — (175,000) — Proceeds from credit facility revolver 36,000 175,000 70,000 Repayments of credit facility revolver (33,000) (59,000) (160,000) Payments of deferred financing costs (1,302) (5,663) (3,096) Repurchases of common stock under Share Repurchase Program — (5,018) — Repurchases of common stock to settle tax obligations (170) (89) (20) Payments of deferred equity offering costs — (41) (535) Distributions paid (22,355) (22,578) (16,991) Other financing activities (198) (101) (48) Net cash used in financing activities (3,025) (92,490) (110,716) Net change in cash and cash equivalents and restricted cash (28) 1,887 25,993 Cash and cash equivalents and restricted cash, beginning of year 57,198 55,311 29,318 Cash and cash equivalents and restricted cash, end of year $ 57,170 $ 57,198 $ 55,311 ORION PROPERTIES INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) F-7

Reconciliation of Cash and Cash Equivalents and Restricted Cash Cash and cash equivalents at beginning of year $ 22,473 $ 20,638 $ 29,318 Restricted cash at beginning of year 34,725 34,673 — Cash and cash equivalents and restricted cash at beginning of year $ 57,198 $ 55,311 $ 29,318 Cash and cash equivalents at end of year $ 15,600 $ 22,473 $ 20,638 Restricted cash at end of year 41,570 34,725 34,673 Cash and cash equivalents and restricted cash at end of year $ 57,170 $ 57,198 $ 55,311 The accompanying notes are an integral part of these statements. ORION PROPERTIES INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED) (In thousands) F-8

Note 1 – Organization Organization Orion Properties Inc. (the “Company”, “Orion”, “we” or “us”) is an internally managed real estate investment trust (“REIT”) engaged in the ownership, acquisition, and management of a diversified portfolio of office properties located in high- quality suburban markets across the United States and leased primarily on a single-tenant net lease basis to creditworthy tenants. The Company’s portfolio is comprised of traditional office properties, as well as governmental, medical office, flex/ laboratory and R&D and flex/industrial properties. On March 5, 2025, the Company changed its name from Orion Office REIT Inc. to Orion Properties Inc. to better describe its broader investment strategy to shift its portfolio concentration over time away from traditional office properties, towards more dedicated use assets that have an office component. The Company defines dedicated use assets as those that include a substantial specialized use component such as government, medical, laboratory and research and development, and flex operations, and would therefore not be considered traditional office properties. The Company was initially formed as a wholly-owned subsidiary of Realty Income Corporation (“Realty Income”). Following completion of the merger transaction involving Realty Income and VEREIT, Inc. (“VEREIT”) on November 1, 2021, Realty Income contributed the combined business comprising certain office real properties and related assets previously owned by subsidiaries of Realty Income, and certain office real properties and related assets previously owned by subsidiaries of VEREIT (the “Separation”), to the Company and its operating partnership, Orion Properties LP (“Orion OP”), and on November 12, 2021, effected a special distribution to its stockholders of all the outstanding shares of common stock of the Company (the “Distribution”). Following the Distribution, the Company became an independent and publicly traded company, and its common stock, par value $0.001 per share, trades on the New York Stock Exchange (the “NYSE”) under the symbol “ONL.” The Company has elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with its initial taxable year ended December 31, 2021. As of December 31, 2024, the Company owned and operated 69 operating properties with an aggregate of 7.9 million leasable square feet located in 29 states. During the year ended December 31, 2024, the Company split the properties located in Amherst, New York and Denver, Colorado, each containing two buildings, into four separate properties for reporting purposes. Also during the year ended December 31, 2024, the Company commenced classifying certain of its properties which are being repositioned, redeveloped, developed or held for sale as non-operating properties rather than operating properties, resulting in seven properties being removed from the presentation of the Company’s portfolio of operating properties as of December 31, 2024. In addition, the Company owns an equity interest in OAP/VER Venture, LLC (the “Arch Street Joint Venture”), an unconsolidated joint venture with an affiliate of Arch Street Capital Partners, LLC (“Arch Street Capital Partners”). As of December 31, 2024, the Arch Street Joint Venture owned a portfolio consisting of six properties totaling approximately 1.0 million leasable square feet located within six states. Note 2 – Summary of Significant Accounting Policies Basis of Presentation and Principles of Consolidation The consolidated financial statements of the Company presented herein include the accounts of the Company and its consolidated subsidiaries, including Orion OP, and a consolidated joint venture and are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). All intercompany transactions have been eliminated upon consolidation. The portion of the consolidated joint venture not owned by the Company is presented as non-controlling interest in the accompanying consolidated balance sheets, statements of operations, statements of comprehensive income (loss) and statements of equity. For legal entities being evaluated for consolidation, the Company must first determine whether the interests that it holds and fees it receives qualify as variable interests in the entity. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected residual returns. The Company’s evaluation includes consideration of fees paid to the Company where the Company acts as a decision maker or service provider to the entity being evaluated. If the Company determines that it holds a variable interest in an entity, it evaluates whether that entity is a variable interest entity (“VIE”). VIEs are entities where investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or where equity investors, as a group, lack one or more of the following characteristics: (a) the power to direct the activities that most significantly impact the entity’s economic performance, ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-9

(b) the obligation to absorb the expected losses of the entity; or (c) the right to receive the expected returns of the entity. The Company consolidates entities that are not VIEs if it has a majority voting interest or other rights that result in effectively controlling the entity. The Company then qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE, which is generally defined as the party who has a controlling financial interest in the VIE. Consideration of various factors include, but are not limited to, the Company’s ability to direct the activities that most significantly impact the entity’s economic performance and its obligation to absorb losses from or right to receive benefits of the VIE that could potentially be significant to the VIE. The Company continually evaluates the need to consolidate VIEs based on standards set forth in U.S. GAAP. Per Share Data Income (loss) per basic share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted income (loss) per share of common stock considers the effect of potentially dilutive shares of common stock outstanding during the period. Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding real estate impairments and purchase price allocations. Spin Related Spin related expenses are expensed as incurred. Such expenses are primarily comprised of the legal and professional fees associated with the formation and organization of the Company, the merger transactions involving Realty Income and VEREIT and the Distribution. Such costs also include expenses related to the fair value of the warrants issued to the Arch Street Partner and one of its affiliates during the year ended December 31, 2021. Leases Lessor At the inception of a new lease arrangement for which the Company is the lessor, including new leases that arise from amendments, the Company assesses the terms and conditions to determine the proper lease classification. When the terms of a lease effectively transfer control of the underlying asset, the lease is classified as a sales-type lease. When a lease does not effectively transfer control of the underlying asset to the lessee, but the Company obtains a guarantee for the value of the asset from a third party, the Company classifies the lease as a direct financing lease. All other leases are classified as operating leases. As of December 31, 2024, none of the Company’s leases were classified as sales-type leases or direct financing leases. Lessee To account for leases for which the Company is the lessee, contracts must be analyzed upon inception to determine if the arrangement is, or contains, a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Lease classification tests and measurement procedures are performed at the lease commencement date. When the terms of a lease effectively transfer control of the underlying asset, the lease is classified as a finance lease, otherwise it is classified as an operating lease. The lease liability is initially measured as the present value of the lease payments over the lease term, discounted using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the lessee’s incremental borrowing rate is used. The incremental borrowing rate is determined based on the estimated rate of interest that the lessee would pay to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. The lease term is the noncancelable period of the lease and includes any renewal and termination options the Company is reasonably certain to exercise. The lease liability balance is amortized using the effective interest method. The lease liability is remeasured when the contract is modified, upon the resolution of a contingency such that variable payments become fixed or if the assessment of exercising an extension, termination or purchase option changes. ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-10

The right-of-use asset balance is initially measured as the lease liability amount, adjusted for any lease payments made prior to the commencement date, initial direct costs, estimated costs to dismantle, remove, or restore the underlying asset and incentives received. Revenue Recognition Rental Revenue For operating leases with minimum scheduled rent increases, the Company recognizes rental revenue on a straight-line basis, including the effect of any free rent periods, over the lease term when collectability of lease payments is probable. Variable lease payments are recognized as rental revenue in the period when the changes in facts and circumstances on which the variable lease payments are based occur. Certain of the Company’s leases also contain provisions for tenants to reimburse the Company for real estate taxes, insurance and maintenance and other property operating expenses. Such reimbursements are included in rental revenue on a gross basis. Property operating expenses paid directly by tenants are recorded on a net basis (i.e., treated as fully offset by an identical amount of assumed reimbursement revenue) and, therefore, are not included in the accompanying consolidated financial statements. The Company continually reviews receivables related to rent, straight-line rent and property operating expense reimbursements and determines collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. The review includes a binary assessment of whether or not substantially all of the amounts due under a tenant’s lease agreement are probable of collection. For leases that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For leases that are deemed not probable of collection, revenue is recorded as cash is received and the Company reduces rental revenue for any straight-line rent receivables. The Company recognizes all changes in the collectability assessment for an operating lease as an adjustment to rental revenue. During the years ended December 31, 2024 and 2023, the Company recorded a reduction to rental revenue of less than $0.1 million for income not probable of collection and $1.5 million during the year ended December 31, 2022. Periodically the Company receives reimbursements from previous tenants for certain end of lease obligations that are recognized in rental revenue on a cash basis or when the amounts are definitively agreed upon. During the year ended December 31, 2024, the Company recognized $3.3 million of such reimbursements. No such amounts were recognized during the years ended December 31, 2023 and 2022. Rental revenue also includes lease termination income collected from tenants to allow for the tenants to settle their lease obligations and/or to vacate their space prior to their scheduled termination dates. The Company recognized lease termination income of $2.0 million, $4.3 million and $1.4 million during the years ended December 31, 2024, 2023 and 2022, respectively. Amortization of above and below-market leases and lease incentives is also included in rental revenue and is discussed further in Note 3 – Real Estate Investments and Related Intangibles. Fee Income from Unconsolidated Joint Venture The Company provides various services to the Arch Street Joint Venture in exchange for market-based fees. Total asset and property management fees earned in connection with this entity was $0.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. Real Estate Investments The Company records acquired real estate at cost when such acquisitions qualify as asset acquisitions and makes assessments as to the useful lives of depreciable assets. The Company considers the period of future benefit of the asset to determine the appropriate useful lives. Depreciation is computed using a straight-line method over the estimated useful life of 35 years for buildings, five to 20 years for building fixtures and improvements and the remaining lease term for intangible lease assets and liabilities. ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-11

Allocation of Purchase Price of Real Estate Assets For acquisitions that qualify as asset acquisitions, the Company allocates the purchase price or total consideration exchanged, inclusive of acquisition costs of acquired properties to tangible and intangible assets and liabilities based on their relative estimated fair values. Tangible assets consist of land, buildings, fixtures and improvements on an as-if-vacant basis. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Identifiable intangible assets and liabilities consist of any above-market and below-market leases, acquired in-place leases and other identified intangible assets and assumed liabilities (including ground leases, if applicable). The Company’s purchase price allocations are developed utilizing third-party appraisal reports, industry standards and management experience. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed. The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by the Company in its analysis of the in-place leases include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period. The Company also estimates costs to execute similar leases, including leasing commissions and tenant improvement allowances. The value of in-place leases is amortized over the remaining non-cancelable term of the respective leases at acquisition. If a tenant terminates its lease, then the unamortized portion of the in-place lease value is charged to expense. Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease, including any bargain renewal periods. A bargain renewal period is a provision in a lease which allows a lessee, at its option, to renew a lease at a rate that is sufficiently lower than fair market lease rates at the date such option is exercisable such that exercise of the option appears, at the inception of the lease, to be reasonably certain. Above-market leases are amortized as a reduction to rental revenue over the remaining terms of the respective leases. Below-market leases are amortized as an increase to rental revenue over the remaining terms of the respective leases, including any bargain renewal periods. The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations. Assets Held for Sale The Company classifies a real estate investment as held for sale when certain criteria are met in accordance with U.S. GAAP. Upon classifying a real estate investment as held for sale, the Company will no longer recognize depreciation or amortization expense related to the depreciable assets of the property. Assets held for sale are recorded at the lower of carrying value or estimated fair value, less the estimated cost to dispose of the assets. See Note 3 – Real Estate Investments and Related Intangibles for further discussion regarding properties held for sale. If circumstances arise that the Company previously considered unlikely and, as a result, the Company decides not to sell a property previously classified as held for sale, the Company will reclassify the property as held and used. The Company measures and records a property that is classified as held and used at the lower of (i) its carrying value before the property was classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used or (ii) the estimated fair value at the date of the subsequent decision not to sell. Investment in Unconsolidated Joint Venture The Company accounts for its investment in the Arch Street Joint Venture arrangement using the equity method of accounting as the Company has the ability to exercise significant influence, but not control, over the operating and financing policies of the investment. The equity method of accounting requires the investment to be initially recorded at cost and subsequently adjusted for the Company’s share of equity in the joint venture’s earnings and distributions. The Company records ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-12

its proportionate share of net income (loss) from the Arch Street Joint Venture in equity in loss of unconsolidated joint venture, net in the consolidated statements of operations. See Note 3 – Real Estate Investments and Related Intangibles for further discussion on the Company’s investment in the Arch Street Joint Venture. The Company is required to determine whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of its investment in the Arch Street Joint Venture. If an event or change in circumstance has occurred, the Company is required to evaluate its investment in the Arch Street Joint Venture for potential impairment and determine if the carrying value of its investment exceeds its fair value. An impairment charge is recorded when an impairment is deemed to be other-than-temporary. To determine whether an impairment is other-than-temporary, the Company considers whether it has the intent and ability to hold the investment until the carrying value is fully recovered. The evaluation of an investment in an unconsolidated joint venture for potential impairment requires the Company’s management to exercise significant judgment and to make certain assumptions. The use of different judgments and assumptions could result in different conclusions. No impairments of the Arch Street Joint Venture were identified during the years ended December 31, 2024, 2023 or 2022. Impairments Real Estate Assets The Company performs impairment review procedures, primarily through continuous monitoring of events and changes in circumstances that could indicate the carrying value of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, decrease in a property’s net operating cash flows, bankruptcy or other credit concerns of a property’s major tenant or tenants, such as history of late payments, rental concessions and other factors, as well as significant decreases in a property’s revenues due to lease terminations, vacancies or reduced lease rates. When impairment indicators are identified or if a property is considered to have a more likely than not probability of being disposed, the Company assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. U.S. GAAP requires the use of the expected holding period of the properties when assessing recoverability. In the event that such expected undiscounted future cash flows do not exceed the carrying value, the Company will adjust the real estate assets to their respective fair values and recognize any impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales or leasing transactions. The assumptions and uncertainties utilized in the evaluation of the impairment of real estate assets are discussed in Note 5 – Fair Value Measures. Right-of-Use Assets The Company’s impairment assessment for right-of-use assets is consistent with the impairment analysis for the Company’s other long-lived assets. No impairments of right-of-use assets were identified during the years ended December 31, 2024, 2023 or 2022. See Note 5 – Fair Value Measures for further discussion. Cash and Cash Equivalents Cash and cash equivalents include cash in bank accounts, as well as investments in highly-liquid funds with original maturities of three months or less. The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to an insurance limit of $250,000. At times, the Company’s cash and cash equivalents may exceed federally insured levels. Although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held. Restricted Cash The Company had $41.6 million in restricted cash as of December 31, 2024 and $34.7 million for the years ended December 31, 2023 and 2022, primarily comprised of reserves held by the lender under the CMBS Loan (as defined in Note 6 – Debt, Net) for future rent concessions and tenant improvement allowances. Restricted cash is included in other assets, net in the accompanying consolidated balance sheets. Deferred Financing Costs Deferred financing costs represent commitment fees, legal fees and other costs associated with obtaining commitments for financing. Deferred financing costs, other than those associated with the Revolving Facility (as defined in Note 6 – Debt, Net), are presented in the accompanying consolidated balance sheets as a direct deduction from the carrying value of the related debt ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-13

liability rather than as an asset. Deferred financing costs related to the Revolving Facility are included in other assets, net in the accompanying consolidated balance sheets. Deferred financing costs are amortized to interest expense over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are written off when the associated debt is refinanced or repaid before maturity. Costs incurred in connection with potential financial transactions that are not completed are expensed in the period in which it is determined the financing will not be completed. Derivative Instruments The Company may use derivative financial instruments, including interest rate swaps, caps, collars, treasury locks, options and forwards to hedge all or a portion of the interest rate risk associated with its borrowings. The Company’s interest rate management objectives are intended to limit the impact of interest rate fluctuations on earnings and cash flows and to manage the Company’s overall borrowing costs. To accomplish this objective, the Company has used and intends to continue to use derivative financial instruments as part of its cash flow hedging strategy. The Company does not intend to utilize derivatives for trading or speculative purposes or for purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations. The Company records all derivatives in the accompanying consolidated balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary under U.S. GAAP to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment, any changes in the fair value of these derivative instruments is recognized immediately in other income, net in the accompanying consolidated statements of operations and consolidated statements of comprehensive income (loss). If the derivative is designated and qualifies for cash flow hedge accounting treatment, the change in fair value of the derivative is recorded in other comprehensive income (loss). Unrealized gains and losses in other comprehensive income (loss) are reclassified to interest expense when the related hedged items impact earnings. Loss Contingencies The Company records a liability in the consolidated financial statements for loss contingencies when a loss is known or considered probable and the amount is reasonably estimable. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a material loss is reasonably possible but not known or probable, and is reasonably estimable, the estimated loss or range of loss is disclosed. Income Taxes The Company has elected to be taxed as a REIT for U.S. federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code, as amended (the “Code”), commencing with the taxable year ended December 31, 2021. To maintain the Company’s qualification as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it distribute annually at least 90% of its REIT taxable income, subject to certain adjustments and excluding any net capital gain to its stockholders. However, the Company is still subject to certain state and local income, franchise, property, and other taxes in the various jurisdictions in which it operates. The Company may also be subject to federal income taxes on certain income and federal excise taxes on its undistributed income. The Company provides for income taxes in accordance with current authoritative accounting and tax guidance. The tax provision or benefit related to significant or unusual items is recognized in the quarter in which those items occur. In addition, the effect of changes in enacted tax laws, rates or tax status is recognized in the quarter in which the change occurs. The accounting estimates used to compute the provision for or benefit from income taxes may change as new events occur, additional information is obtained or the tax environment changes. ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-14

During the years ended December 31, 2024, 2023 and 2022, the Company recognized state and local income and franchise tax expense of $0.2 million, $0.5 million and $0.2 million, respectively. State and local income and franchise tax expense is included in provision for income taxes in the accompanying consolidated statements of operations. The Company regularly analyzes its income tax positions in the jurisdictions in which it operates and only recognizes the income tax effect in the financial statements when certain criteria regarding uncertain tax positions have been met. The Company believes that its material income tax positions would more likely than not be sustained upon examination by the relevant taxing authorities. Therefore, no provisions related to material uncertain income tax positions have been recognized in the accompanying consolidated financial statements during the years ended December 31, 2024, 2023 and 2022. Any interest and penalties related to unrecognized tax benefits would be recognized in provision for income taxes in the accompanying consolidated statements of operations. Segment Reporting The Company operates in one business segment: commercial real estate. This segment is characterized as owning, managing and leasing commercial real estate assets under long-term agreements. The chief operating decision maker (“CODM”) of the Company is the chief executive officer. The CODM reviews net income (loss) attributable to common stockholders, included in the accompanying consolidated statements of operations, when assessing performance and making operating decisions, including the allocation of resources. The CODM uses net income (loss) attributable to common stockholders as it informs comparative period trends for the forecasting process and is the baseline measurement for any additional measures of profit or loss of the Company’s consolidated financial results. Additionally, the CODM reviews the following significant expenses when measuring segment performance: property operating expenses for properties that were fully vacant or became fully vacant during the reporting period (“Vacant Property Operating Expenses”) and general and administrative expenses. Segment revenues, profit or loss and general and administrative expenses are all disclosed in the accompanying consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022. Vacant Property Operating Expenses of $16.3 million, $9.1 million and $7.4 million are included in property operating expenses in the accompanying consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022. Asset information for the segment is not used by the CODM to measure performance but is disclosed in the accompanying consolidated balance sheets as of December 31, 2024 and 2023. The Company does not have intra-entity sales or transfers, and its revenues have been generated in and all long-lived assets are located within the United States. Recent Accounting Pronouncements In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures). ASU 2024-03 serves to improve disclosures about a public business entity’s expenses and provide detailed information about expense categories commonly presented in cost of sales, research and development and selling, general, and administrative expenses, including but not limited to purchases of inventory, employee compensation, depreciation, amortization and depletion. The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods with annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2024-03 on its consolidated financial statements. Note 3 – Real Estate Investments and Related Intangibles Property Acquisitions During each of the years ended December 31, 2024 and 2022, the Company acquired, for no consideration, the fee simple interest in one parcel of land in connection with the maturity of the tax advantaged bond and ground lease structure on each of the parcels. As a result of the transactions, $3.5 million and $4.7 million that were previously classified as a finance lease right- of-use assets with respect to such land parcels previously subject to the ground leases were reclassified from other assets, net to land in the accompanying consolidated balance sheets as of December 31, 2024 and 2022. Also during the year ended December 31, 2024, the Company acquired fee simple, controlling financial interest in one real property and the improvements thereon including a 97,000 square foot flex/laboratory and R&D facility located in San Ramon, California for a gross purchase price of $34.6 million and external acquisition-related expenses of $0.1 million that were capitalized. The property is fully leased to a single tenant with a remaining lease term of 15.0 years as of the acquisition date. ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-15

The following table presents the allocation of the purchase consideration and capitalized external acquisition-related expenses to the assets acquired and liabilities assumed based on their relative fair values during the year ended December 31, 2024 (in thousands): Real estate investment, at cost: Land $ 12,250 Building, fixtures and improvements 25,269 Total real estate investment, at cost 37,519 Acquired intangible assets: Intangible lease asset 13,847 Assumed intangible liabilities: Below-market lease liability (16,632) Net assets acquired $ 34,734 During the year ended December 31, 2023, the Company had no acquisitions and did not have any other acquisitions during the year ended December 31, 2022. Property Dispositions and Real Estate Assets Held for Sale The following table summarizes the Company’s property dispositions for the periods indicated below (dollars in thousands): Year Ended December 31, 2024 2023 2022 Total dispositions 2 6 11 Aggregate gross sales price $ 5,260 $ 25,425 $ 33,098 Gain on disposition of real estate assets $ — $ 31 $ 2,352 Property count — 3 5 Impairments on disposition of real estate assets $ 2,720 $ 575 $ 5,089 Property count 2 3 6 As of December 31, 2024, the Company had one property classified as held for sale with a carrying value of $9.7 million, primarily comprised of land of $1.2 million and building, fixtures and improvements, net, of $8.5 million, included in real estate assets held for sale, net in the accompanying consolidated balance sheets, which it expects to be sold in the next 12 months as part of its portfolio management strategy. During the years ended December 31, 2024, 2023 and 2022, the Company recorded losses of $8.6 million, $4.4 million and $6.0 million, respectively, related to properties that were classified as held for sale, which are included as part of impairments in the accompanying consolidated statements of operations. ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-16

ORION PROPERTIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

Intangible Lease Assets and Liabilities

Intangible lease assets and liabilities consisted of the following (in thousands, except weighted-average useful life):

	Weighted-Average Useful Life (Years)	December 31, 2024	December 31, 2023
Intangible lease assets:			
In-place leases, net of accumulated amortization of $169,898 and $193,470, respectively	9.4	$ 68,099	$ 103,997
Leasing commissions, net of accumulated amortization of $4,508 and $3,033, respectively	12.7	21,834	13,539
Above-market lease assets, net of accumulated amortization of $12,831 and $10,372, respectively	10.4	2,041	5,006
Deferred lease incentives, net of accumulated amortization of $927 and $419, respectively	11.1	3,970	3,822
Total intangible lease assets, net		$ 95,944	$ 126,364
Intangible lease liabilities:			
Below-market leases, net of accumulated amortization of $24,877 and $23,176, respectively	14.9	$ 20,596	$ 8,074

The aggregate amount of amortization of above-market and below-market leases included as a net increase to rental revenue in the accompanying statements of operations was $1.1 million for the year ended December 31, 2024 and $1.2 million for each of the years ended December 31, 2023 and 2022. The aggregate amount of amortization of deferred lease incentives included as a net decrease to rental revenue was $0.5 million, $0.3 million and $0.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. The aggregate amount of in-place leases, leasing commissions and other lease intangibles amortized and included in depreciation and amortization expense in the accompanying statements of operations was $51.4 million, $75.0 million and $95.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table provides the projected amortization expense and adjustments to rental revenue related to the intangible lease assets and liabilities for the next five years as of December 31, 2024 (in thousands):

	2025	2026	2027	2028	2029
In-place leases:					
Total projected to be included in amortization expense	$ 22,456	$ 16,157	$ 8,262	$ 5,517	$ 2,797
Leasing commissions:					
Total projected to be included in amortization expense	$ 2,103	$ 2,099	$ 2,072	$ 1,852	$ 1,563
Above-market lease assets:					
Total projected to be deducted from rental revenue	$ 849	$ 680	$ 237	$ 115	$ 63
Deferred lease incentives:					
Total projected to be deducted from rental revenue	$ 527	$ 429	$ 405	$ 392	$ 381
Below-market lease liabilities:					
Total projected to be added to rental revenue	$ 2,147	$ 1,928	$ 1,766	$ 1,682	$ 1,500

Consolidated Joint Venture

The Company had an interest in one consolidated joint venture that owned one property as of December 31, 2024 and 2023. As of December 31, 2024 and 2023, the consolidated joint venture had total assets of $24.5 million and $27.6 million, respectively, of which $22.6 million and $23.5 million, respectively, were real estate investments, net of accumulated depreciation and amortization. The Company's joint venture partner is the managing member of the joint venture. However, in accordance with the joint venture agreement, the Company has the ability to control the operating and financing policies of the consolidated joint venture and the joint venture partner must obtain the Company's approval for any major transactions. The Company and the joint venture partner are subject to the provisions of the joint venture agreement, which includes provisions for when additional contributions may be required to fund certain cash shortfalls.

F-17

ORION PROPERTIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

Investment in Unconsolidated Joint Venture

The following is a summary of the Company's investment in the Arch Street Joint Venture, as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (dollars in thousands):

	Ownership % [(1)]	Number of Properties	Carrying Value of Investment		Equity in Loss, Net Year Ended		
Investment	December 31, 2024		December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2022
Arch Street Joint Venture [(2)]	20%	6	$ 11,822	$ 13,549	$ (740)	$ (435)	$ (524)

(1) The Company's ownership interest reflects its legal ownership interest. The Company's legal ownership interest may, at times, not equal the Company's economic interest because of various provisions in the joint venture agreement regarding capital contributions, distributions of cash flow based on capital account balances and allocations of profits and losses. As a result, the Company's actual economic interest (as distinct from its legal ownership interest) in certain of the properties could fluctuate from time to time and may not wholly align with its legal ownership interest.

(2) The total carrying value of the Company's investment in the Arch Street Joint Venture was less than the underlying equity in net assets by less than $0.1 million as of December 31, 2024, and greater than the underlying equity in net assets by $0.4 million as of December 31, 2023. This difference is related to the recognition of the fair value of the investment in the Arch Street Joint Venture in connection with the Separation and the Distribution. The difference in fair value and carrying value of the investment was allocated based on the underlying assets and liabilities of the Arch Street Joint Venture and is being amortized over the estimated useful lives of the respective assets and liabilities in accordance with the Company's accounting policies.

The non-recourse mortgage notes associated with the Arch Street Joint Venture were scheduled to mature on November 27, 2024, with two successive one-year options to extend the maturity until November 27, 2026. On November 22, 2024, the Arch Street Joint Venture repaid $3.4 million of principal on the mortgage notes to satisfy the 60% maximum loan-to-value extension condition and effected the first loan extension option, which extended the maturity date of the mortgage notes 12 months to November 27, 2025. As of December 31, 2024, there was $131.6 million outstanding under the mortgage notes and the Company's proportionate share was $26.3 million. The mortgage notes have a variable interest rate and during the 12-month extension term the spread on a SOFR (the secured overnight financing rate as administered by the Federal Reserve Bank of New York) loan is 2.60% per annum (increased from 1.60% per annum), and in the case of a base rate loan, the spread is unchanged at 0.50% per annum. The Arch Street Joint Venture has entered into an interest rate cap agreement that caps the SOFR rate at 5.50% per annum during the 12-month extension term.

The Company provided a member loan to the Arch Street Joint Venture of $1.4 million in connection with the partial repayment of the Arch Street Joint Venture mortgage notes to satisfy the maximum 60% loan-to-value extension condition. During February 2025, the Company made an additional member loan of $8.3 million to fund leasing costs related to a lease extension that was completed for one of the properties in the Arch Street Joint Venture portfolio. As part of the terms of the recent extension of the Arch Street Joint Venture mortgage notes, the mortgage lender is expected to re-appraise the property where the lease was extended in February 2025, and the Company is also committed to make an additional member loan as and if needed to repay principal on the mortgage notes to continue to satisfy the 60% loan-to-value extension condition. The Company's member loan to the Arch Street Joint Venture, which had $9.2 million receivable as of March 5, 2025, earns interest at 15% per annum and is non-recourse and unsecured, and structurally subordinate to the Arch Street Joint Venture mortgage notes. Interest and principal are payable monthly solely out of the excess cash from the joint venture after payment of property operating expenses, interest and principal on the Arch Street mortgage notes and other joint venture expenses and excess proceeds from the sale of any of the joint venture properties.

Note 4 – Receivables and Other Assets

Accounts receivable, net consisted of the following as of the periods indicated below (in thousands):

	December 31, 2024	December 31, 2023
Accounts receivable, net	$ 5,852	$ 9,008
Straight-line rent receivable, net	16,981	15,655
Total	$ 22,833	$ 24,663

F-18

ORION PROPERTIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

Other assets, net consisted of the following as of the periods indicated below (in thousands):

	December 31, 2024	December 31, 2023
Restricted cash	$ 41,570	$ 34,725
Right-of-use assets, net (1)	22,216	26,596
Investment in unconsolidated joint venture	11,822	13,549
Deferred costs, net (2)	4,596	7,693
Notes receivable (3)	3,900	3,700
Prepaid expenses	2,133	1,318
Other assets, net	1,591	1,247
Total	$ 87,828	$ 88,828

(1) Includes right-of-use finance leases of $5.6 million, right-of-use operating leases of $10.2 million and a below-market right-of-use asset, net of $6.4 million as of December 31, 2024. Includes right-of-use finance leases of $9.0 million, right-of-use operating leases of $10.9 million and a below-market right-of-use asset, net of $6.6 million as of December 31, 2023. Amortization expense for below market right-of-use asset was $0.2 million for each of the years ended December 31, 2024, 2023 and 2022.

(2) Includes accumulated amortization for deferred costs related to the Revolving Facility of $7.0 million and $5.1 million as of December 31, 2024 and 2023, respectively. Amortization expense for deferred costs related to the Revolving Facility was $3.0 million, $2.6 million and $2.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. During the year ended December 31, 2024, the Company capitalized additional deferred costs of $1.0 million in connection with the third amendment to the Credit Agreement, as defined below and discussed in Note 6 – Debt, Net. Also in connection with the third amendment to the Credit Agreement and resulting reduction in borrowing capacity, net deferred costs of $1.1 million were written off and recognized in loss on extinguishment of debt, net in the accompanying consolidated statements of operations during the year ended December 31, 2024. Deferred costs, net as of December 31, 2024 and 2023 also includes outstanding deferred equity offering costs of $0.6 million, which will be offset against additional paid in capital for future issuances of shares of the Company's common stock.

(3) Notes receivable as of December 31, 2024 includes a $1.4 million member loan to the Arch Street Joint Venture funded in connection with the partial repayment of the Arch Street Joint Venture mortgage notes discussed in Note 3 – Real Estate Investments and Related Intangibles – Investment in Unconsolidated Joint Venture. Notes receivable as of December 31, 2024 also includes one $2.5 million long-term seller financed promissory note for one property sold during the year ended December 31, 2023. Notes receivable as of December 31, 2023 includes one long-term seller financed promissory note and one short-term seller financed promissory note for two properties sold during the year ended December 31, 2023. These loans were structured as first mortgage loans on the properties sold with an unsecured recourse guaranty from the buyer principal(s). The short-term seller financed promissory note was repaid in full during the year ended December 31, 2024.

Note 5 – Fair Value Measures

Items Measured at Fair Value on a Recurring Basis

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of the periods indicated below, aggregated by the level in the fair value hierarchy within which those instruments fall (in thousands):

	Level 1	Level 2	Level 3	Balance as of December 31, 2024
Derivative liabilities	—	15	—	15

	Level 1	Level 2	Level 3	Balance as of December 31, 2023
Derivative liabilities	—	264	—	264

Derivative Liabilities – The Company's derivative financial instruments comprise interest rate collar agreements entered into in order to hedge interest rate volatility with respect to the Company's borrowings with an aggregate notional amount of $60.0 million as of December 31, 2024 and 2023 (as described in Note 6 – Debt, Net). The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company's potential nonperformance risk and the performance risk of the counterparties.

F-19

Although the Company determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, as of December 31, 2024 and 2023, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. Items Measured at Fair Value on a Non-Recurring Basis Certain financial and nonfinancial assets and liabilities are measured at fair value on a non-recurring basis and are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. Real Estate and Other Investments – The Company performs quarterly impairment review procedures for real estate investments, right-of-use assets and its investment in the Arch Street Joint Venture, primarily through continuous monitoring of events and changes in circumstances that could indicate the carrying value of such assets may not be recoverable. The following table summarizes our provisions for impairment during the periods indicated below (dollars in thousands). The impairment charges reflect changes in the Company’s future cash flow assumptions for agreed-upon or estimated sales proceeds with respect to real estate assets that were expected to be sold as well as changes to assumptions with regard to management’s intent to sell or lease the real estate assets. Year Ended December 31, 2024 2023 2022 Number of properties 12 8 18 Carrying value of impaired properties $ 120,469 $ 68,215 $ 142,748 Provisions for impairment (47,552) (33,112) (66,359) Estimated fair value $ 72,917 $ 35,103 $ 76,389 The Company estimates fair values using Level 2 and Level 3 inputs and uses a combined income and market approach, specifically using discounted cash flow analysis and/or recent comparable sales transactions. The evaluation of real estate assets for potential impairment requires the Company’s management to exercise significant judgment and make certain key assumptions, including the following: (1) capitalization rates; (2) discount rates; (3) number of years the property will be held; (4) property operating expenses; and (5) re-leasing assumptions including the number of months to re-lease, market rental revenue and required tenant improvements. There are inherent uncertainties in making these estimates such as market conditions and performance and sustainability of the Company’s tenants. For the Company’s impairment tests for the real estate assets during the year ended December 31, 2024, the fair value measurements for nine properties were determined based on sales prices under definitive agreements, two properties were determined by a weighted average discount rate of 9.3% and weighted average capitalization rate of 8.8%, and one was determined based on an estimated sales price based on market data. During the year ended December 31, 2024, impairment charges of $33.0 million were recorded for held and used properties, $8.6 million for held for sale properties and $6.0 million for disposed properties. For the Company’s impairment tests for the real estate assets during the year ended December 31, 2023, the fair value measurements for seven properties were determined based on sales prices under definitive agreements and one property was determined by a discount rate of 9.0% and capitalization rate of 8.5%. During the year ended December 31, 2023, impairment charges of $5.9 million were recorded for held and used properties and $27.2 million for disposed properties. For the Company’s impairment tests for the real estate assets during the year ended December 31, 2022, the fair value measurements for 17 properties were determined by applying an estimated sales price based on market data and one property was determined by applying a discount rate of 8.5% and capitalization rate of 8.0%. During the year ended December 31, 2022, impairment charges of $39.5 million were recorded for held and used properties, $0.2 million for held for sale properties and $26.7 million for disposed properties. ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-20

The following tables present certain of the Company’s assets measured at fair value on a non-recurring basis as of the periods indicated below, aggregated by the level in the fair value hierarchy within which those assets fall (in thousands): Level 1 Level 2 (1) Level 3 (1) Balance as of December 31, 2024 Assets of properties held and used $ — $ — $ 22,903 $ 22,903 Assets of properties held for sale — 9,671 — 9,671 $ — $ 9,671 $ 22,903 $ 32,574 Level 1 Level 2 (1) Level 3 (1) Balance as of December 31, 2023 Assets of properties held and used $ — $ — $ 5,402 $ 5,402 ____________________________________ (1) The fair value of the level 2 category was derived using negotiated sales prices with third parties and the fair value of the level 3 category was derived using discounted cash flow analysis and management estimates of selling prices. Fair Value of Financial Instruments The fair value of short-term financial instruments such as cash and cash equivalents, restricted cash, accounts receivable, notes receivable and accounts payable approximate their carrying value in the accompanying consolidated balance sheets due to their short-term nature. The fair values of the Company’s long-term financial instruments are reported below (dollars in thousands): Level Carrying Value at December 31, 2024 Fair Value at December 31, 2024 Carrying Value at December 31, 2023 Fair Value at December 31, 2023 Assets: Notes receivable 3 $ 3,900 $ 3,900 $ 2,500 $ 2,500 Liabilities (1): Mortgages payable 2 $ 373,000 $ 352,476 $ 355,000 $ 334,897 Credit facility revolver 2 119,000 119,000 116,000 116,000 Derivative liabilities 2 15 15 264 264 Total $ 492,015 $ 471,491 $ 471,264 $ 451,161 ____________________________________ (1) Current and prior period liabilities’ carrying and fair values exclude net deferred financing costs. Notes Receivable – The fair value of the Company’s long-term promissory notes receivable were determined to be at fair value based on management’s estimates of credit spreads and observable market interest rates, representing level 3 on the fair value hierarchy. Debt – The fair value is estimated by an independent third party using a discounted cash flow analysis, based on management’s estimates of credit spreads and observable market interest rates, representing level 2 on the fair value hierarchy. ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-21

ORION PROPERTIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

Note 6 – Debt, Net

As of December 31, 2024, the Company had $490.2 million of debt outstanding, including net deferred financing costs, with a weighted-average years to maturity of 2.1 years and a weighted-average effective interest rate for the year ended December 31, 2024 of 5.85%. The following table summarizes the carrying value of debt as of and the debt activity for the periods indicated below (in thousands):

		Year Ended December 31, 2024			
	Balance as of December 31, 2023	Debt Issuances	Repayments, Extinguishment and Assumptions	Accretion and Amortization	Balance as of December 31, 2024
Mortgages payable:					
Outstanding balance	$ 355,000	$ 18,000	$ —	$ —	$ 373,000
Deferred costs	(2,144)	(332)	—	698	(1,778)
Mortgages payable, net	352,856	17,668	—	698	371,222
Credit facility revolver	116,000	36,000	(33,000)	—	119,000
Total debt	$ 468,856	$ 53,668	$ (33,000)	$ 698	$ 490,222

The following table summarizes the scheduled aggregate principal repayments due on the Company's debt outstanding as of December 31, 2024 (in thousands):

	Total
2025	$ —
2026	119,000
2027	355,000
2028	—
2029	—
Thereafter	18,000
Total	$ 492,000

Credit Agreement

In connection with the Separation and the Distribution, on November 12, 2021, the Company, as parent, and Orion OP, as borrower, entered into (i) a credit agreement (the "Credit Agreement") providing for a three-year, $425.0 million senior revolving credit facility (the "Revolving Facility"), including a $25.0 million letter of credit sub-facility, and a two-year, $175.0 million senior term loan facility (the "Term Loan Facility") with Wells Fargo Bank, National Association, as administrative agent, and the lenders and issuing banks party thereto and (ii) a credit agreement (the "Bridge Credit Agreement") providing for a six-month, $355.0 million senior bridge term loan facility (the "Bridge Facility") with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto.

In February 2022, as further described below, the Company refinanced the Bridge Facility in full with the $355.0 million CMBS Loan (defined below), and the Bridge Credit Agreement was terminated. In June 2023, as further described below, the Term Loan Facility was repaid and retired with borrowings under the Revolving Facility and, as of December 31, 2024, $119.0 million of principal amount was outstanding under the Revolving Facility with $231.0 million available for future borrowings thereunder, including the $25.0 million letter of credit sub-facility.

The Company and Orion OP have entered into three amendments to the Credit Agreement. The purpose of the first amendment entered into in December 2022 was to change the benchmark rate for borrowings under the Credit Agreement from LIBOR (the London interbank offered rate as administered by the ICE Benchmark Administration) to SOFR (the secured overnight financing rate as administered by the Federal Reserve Bank of New York). The purpose of the second amendment entered into in June 2023 was to repay and retire $175.0 million of outstanding borrowings under the Term Loan Facility with borrowings from the Revolving Facility which was undrawn at the time of the second amendment, provide Orion OP with the option to extend the maturity of the Revolving Facility for an additional 18 months to May 12, 2026 from November 12, 2024 and to effect certain other modifications. On May 3, 2024, the Company entered into a third amendment to the Credit

F-22

Agreement which resulted in a permanent $75.0 million reduction in the capacity of the Revolving Facility to $350.0 million from $425.0 million, while making a proportional reduction in the minimum value of the unencumbered asset pool required under the Credit Agreement to $500.0 million from $600.0 million and certain other modifications to financial covenants. On May 16, 2024, the Company elected its option to extend the maturity of the Revolving Facility to May 12, 2026. The interest rate applicable to the loans under the Revolving Facility may be determined, at the election of Orion OP, on the basis of Daily Simple SOFR, Term SOFR or a base rate, in the case of a SOFR loan, plus a SOFR adjustment of 0.10% per annum, and in the case of a SOFR loan or a base rate loan, plus an applicable margin of 3.25% for SOFR loans and 2.25% for base rate loans. Loans under the Revolving Facility may be prepaid and reborrowed, and unused commitments under the Revolving Facility may be reduced, at any time, in whole or in part, by Orion OP, without premium or penalty (except for SOFR breakage costs). In December 2022, the Company entered into interest rate swap agreements with an aggregate notional amount of $175.0 million, which effectively fixed the interest rate on $175.0 million of principal under the Revolving Facility (or, until June 29, 2023, the Term Loan Facility) at 3.92% per annum until November 12, 2023. Upon the scheduled expiration of the interest rate swap agreements, the Company entered into interest rate collar agreements on a total notional amount of $60.0 million to hedge against interest rate volatility on the Revolving Facility. Under the agreements, the benchmark rate for the Revolving Facility will float between 5.50% per annum and 4.20% per annum on $25.0 million, and 5.50% per annum and 4.035% per annum on $35.0 million, effective from November 13, 2023 until May 12, 2025. As of December 31, 2024, the weighted average effective interest rate of the Revolving Facility was 7.66%. To the extent that amounts under the Revolving Facility remain unused, Orion OP is required to pay a quarterly commitment fee on the unused portion of the Revolving Facility in an amount equal to 0.25% per annum of the unused portion of the Revolving Facility. The Revolving Facility is guaranteed pursuant to a guaranty by the Company and, subject to certain exceptions, substantially all of Orion OP’s existing and future subsidiaries (including substantially all of its subsidiaries that directly or indirectly own unencumbered real properties), other than certain joint ventures and subsidiaries that own real properties subject to certain other indebtedness (such subsidiaries of Orion OP, the “Subsidiary Guarantors”). The Revolving Facility is secured by, among other things, first priority pledges of the equity interests in the Subsidiary Guarantors. The Revolving Facility requires that Orion OP comply with various covenants, including covenants restricting, subject to certain exceptions, liens, investments, mergers, asset sales and the payment of certain dividends. Pursuant to the second amendment described above, if, on any day, Orion OP has unrestricted cash and cash equivalents in excess of $25.0 million (excluding amounts that are then designated for application or use and are subsequently used for such purposes within 30 days), Orion OP will use such excess amount to prepay loans under the Revolving Facility, without premium or penalty and without any reduction in the lenders’ commitment under the Revolving Facility. In addition, the Revolving Facility giving effect to the modifications pursuant to the second amendment described above, requires that Orion OP satisfy the following financial covenants: • ratio of total debt to total asset value of not more than 0.60 to 1.00; • ratio of adjusted EBITDA to fixed charges of not less than 1.50 to 1.00; • ratio of secured debt to total asset value of not more than 0.40 to 1.00; • ratio of unsecured debt to unencumbered asset value of not more than 0.60 to 1.00; • ratio of net operating income from all unencumbered real properties to unsecured interest expense of not less than 2.00 to 1.00; and • the unencumbered asset value maintained by Orion OP must be at least $500.0 million. Pursuant to the second amendment described above, if the ratio of unsecured debt to unencumbered asset value exceeds 0.35 to 1.00 as of the end of two consecutive fiscal quarters, Orion OP will be required, within 90 days and subject to cure rights, to grant the administrative agent a first priority lien on all the properties included in the pool of unencumbered assets (other than properties identified for disposition by the Company so long as such properties are sold within one year of such identification). As of December 31, 2024, Orion OP was in compliance with the Revolving Facility financial covenants. ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-23

The Revolving Facility includes customary representations and warranties of the Company and Orion OP, which must be true and correct in all material respects as a condition to future extensions of credit under the Revolving Facility. The Revolving Facility also includes customary events of default, the occurrence of which, following any applicable grace period, would permit the lenders to, among other things, declare the principal, accrued interest and other obligations of Orion OP under the Revolving Facility to be immediately due and payable and foreclose on the collateral securing the Revolving Facility. CMBS Loan On February 10, 2022, certain indirect subsidiaries of the Company (the “Mortgage Borrowers”) obtained a $355.0 million fixed rate mortgage note (the “CMBS Loan”) from Wells Fargo Bank, National Association (together with its successor, the “Lender”), which is secured by the Mortgage Borrowers’ fee simple or ground lease interests in 19 properties owned indirectly by the Company (collectively, the “Mortgaged Properties”). During March 2022, Wells Fargo effected a securitization of the CMBS Loan. The CMBS Loan bears interest at a fixed rate of 4.971% per annum and matures on February 11, 2027. The CMBS Loan requires monthly payments of interest only and all principal is due at maturity. The proceeds of the CMBS Loan were used to repay the Bridge Facility. Upon closing of the CMBS Loan, the Mortgage Borrowers funded $35.5 million of loan reserves primarily for future rent concessions and tenant improvement allowances under the leases with respect to the 19 Mortgaged Properties. These amounts, as well as the transaction expenses incurred in connection with the CMBS Loan, were funded with cash on hand and borrowings under the Company’s Revolving Facility. During the year ended December 31, 2024, the Mortgage Borrowers funded an additional $9.4 million of loan reserves for future rent concessions and tenant improvement allowances agreed to as part of the extension of one of the leases in the CMBS collateral pool. The CMBS Loan is secured by, among other things, first priority mortgages and deeds of trust granted by the Mortgage Borrowers and encumbering the Mortgaged Properties. The CMBS Loan is generally not freely prepayable by the Mortgage Borrowers without payment of certain prepayment premiums and costs. The CMBS Loan may be prepaid in whole, but not in part, except as provided in the loan agreement governing the CMBS Loan (the “CMBS Loan Agreement”), at any time, subject to the payment of a yield maintenance premium and the satisfaction of other terms and conditions set forth in the CMBS Loan Agreement. Further, releases of individual properties are permitted in connection with an arm’s length third party sale upon repayment of the Release Price (as defined in the CMBS Loan Agreement) for the applicable individual property and subject to payment of the applicable yield maintenance premium and the satisfaction of other terms and conditions set forth in the CMBS Loan Agreement. The CMBS Loan may be prepaid in full without premium or penalty beginning in May 2026 (nine months prior to maturity). The CMBS Loan Agreement also contains customary cash management provisions, including certain trigger events (such as failure of the Mortgage Borrowers to satisfy a minimum debt yield of 8.0%) which allow the Lender to retain any excess cash flow as additional collateral for the Loan, until such trigger event is cured. In connection with the CMBS Loan Agreement, the Company (as the guarantor) delivered a customary non-recourse carveout guaranty to the Lender (the “Guaranty”), under which the Company guaranteed the obligations and liabilities of the Mortgage Borrowers to the Lender with respect to certain non-recourse carveout events and the circumstances under which the CMBS Loan will be fully recourse to the Mortgage Borrowers, and which includes requirements for the Company to maintain a net worth of no less than $355.0 million and liquid assets of no less than $10.0 million, in each case, exclusive of the values of the collateral for the CMBS Loan. As of December 31, 2024, the Company was in compliance with these financial covenants. The Mortgage Borrowers and the Company also provided a customary environmental indemnity agreement, pursuant to which the Mortgage Borrowers and the Company agreed to protect, defend, indemnify, release and hold harmless the Lender from and against certain environmental liabilities relating to the Mortgaged Properties. The CMBS Loan Agreement includes customary representations, warranties and covenants of the Mortgage Borrowers and the Company. The CMBS Loan Agreement also includes customary events of default, the occurrence of which, following any applicable grace period, would permit the Lender to, among other things, declare the principal, accrued interest and other obligations of the Mortgage Borrowers to be immediately due and payable and foreclose on the Mortgaged Properties. San Ramon Loan On November 7, 2024, an indirect subsidiary of the Company (the “San Ramon Borrower”) obtained an $18.0 million fixed rate mortgage note (the “San Ramon Loan”) from RGA Americas Investments LLC (the “San Ramon Lender”) secured ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-24

ORION PROPERTIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

by the fee simple interest in the San Ramon, California property acquired in September 2024 (the "San Ramon Property"). The San Ramon Loan bears interest at a fixed rate of 5.90% per annum and matures on December 1, 2031.

The San Ramon Loan requires monthly payments of interest only and all principal is due at maturity and is generally not freely prepayable by the San Ramon Borrower until December 2026, and thereafter without payment of certain prepayment premiums and costs. In connection with the San Ramon Loan, the Company (as guarantor) delivered a customary non-recourse carveout guaranty, under which the Company guaranteed the obligations and liabilities of the San Ramon Borrower under the San Ramon Loan with respect to certain non-recourse carveout events and the circumstances under which the San Ramon Loan will be fully recourse to the San Ramon Borrower. The San Ramon Borrower and the Company also provided a customary environmental indemnity agreement, pursuant to which the San Ramon Borrower and the Company agreed to protect, defend, indemnify and hold harmless the San Ramon Lender from and against certain environmental liabilities related to the San Ramon Property.

The loan agreement governing the San Ramon Loan (the "San Ramon Loan Agreement") includes customary representations, warranties and covenants of the San Ramon Borrower and the Company. The San Ramon Loan Agreement also includes customary events of default, the occurrence of which, following any applicable grace period, would permit the Lender to, among other things, declare the principal, accrued interest and other obligations of the San Ramon Borrower to be immediately due and payable and foreclose on the San Ramon Property.

The Company's mortgages payable consisted of the following as of December 31, 2024 (dollars in thousands):

	Encumbered Properties	Net Carrying Value of Collateralized Properties (1)	Outstanding Balance	Weighted-Average Interest Rate	Weighted-Average Years to Maturity
Fixed-rate debt	20	$ 439,171	$ 373,000	5.02 %	2.3

(1) Net carrying value is real estate assets, including right-of-use assets, net of real estate liabilities.

The table above does not include non-recourse mortgage notes associated with the Arch Street Joint Venture of $131.6 million, of which the Company's proportionate share was $26.3 million, as of December 31, 2024.

Note 7 – Derivatives and Hedging Activities

Cash Flow Hedges of Interest Rate Risk

As of December 31, 2024 and 2023, the Company had outstanding derivative agreements with aggregate notional amounts of $60.0 million, which were designated as cash flow hedges under U.S. GAAP. The interest rate derivative agreements comprise interest rate collar agreements entered into in order to hedge interest rate volatility with respect to the Company's borrowings under the Revolving Facility. Under the agreements, the benchmark rate for the Revolving Facility will float between 5.50% per annum and 4.20% per annum on $25.0 million, and 5.50% per annum and 4.035% per annum on $35.0 million, effective from November 13, 2023 until May 12, 2025.

The Company was previously party to derivative agreements with an aggregate notional amount of $175.0 million, which were also designated as cash flow hedges under U.S. GAAP. The interest rate derivative agreements, which expired on November 12, 2023, comprised interest rate swap agreements which effectively fixed the interest rate on the Company's borrowings under the Revolving Facility (or, until June 29, 2023, the Term Loan Facility) until November 12, 2023.

The table below presents the fair value of the Company's derivative financial instruments designated as a cash flow hedges as well as its classification in the accompanying consolidated balance sheets as of the periods indicated below (in thousands):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	December 31, 2024	December 31, 2023
Interest rate collars	Other liabilities, net	$ (15)	$ (264)

During the years ended December 31, 2024, 2023 and 2022, the Company recorded net unrealized gains of $0.2 million, $0.1 million and $7.8 million, respectively, for changes in the fair value of its cash flow hedges in accumulated other comprehensive income (loss).

F-25

During the years ended December 31, 2023 and 2022, the Company reclassified previous net gains of $6.7 million and $1.8 million, respectively, from accumulated other comprehensive (loss) income into interest expense as a result of the hedged transactions impacting earnings. No such amounts were reclassified from accumulated other comprehensive loss into interest expense during the year ended December 31, 2024. During the next twelve months, the Company estimates that $0.1 million will be reclassified from other comprehensive income as an increase to interest expense. Derivatives Not Designated as Hedging Instruments As of each of December 31, 2024 and 2023, the Company had no derivatives that were not designated as qualifying hedging relationships. Tabular Disclosure of Offsetting Derivatives The table below details a gross presentation, the effects of offsetting and a net presentation of the Company’s derivatives as of the periods indicated below (in thousands). The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. Offsetting of Derivative Assets and Liabilities Gross Amounts of Recognized Assets Gross Amounts of Recognized Liabilities Gross Amounts Offset in the Consolidated Balance Sheets Net Amounts of Assets Presented in the Consolidated Balance Sheets Net Amounts of Liabilities Presented in the Consolidated Balance Sheets Financial Instruments Cash Collateral Received Net Amount December 31, 2024 $ — $ (15) $ — $ — $ (15) $ — $ — $ (15) December 31, 2023 $ — $ (264) $ — $ — $ (264) $ — $ — $ (264) Note 8 – Supplemental Cash Flow Disclosures Supplemental cash flow information was as follows during the periods indicated below (in thousands): Year Ended December 31, 2024 2023 2022 Supplemental disclosures: Cash paid for interest $ 28,955 $ 25,283 $ 25,108 Cash paid for income taxes, net of refunds $ 207 $ 463 $ 634 Non-cash investing and financing activities: Accrued capital expenditures and leasing costs $ 5,804 $ 6,484 $ 3,243 Accrued deferred financing costs $ — $ — $ 25 Establishment of right-of-use assets and lease liabilities $ — $ 1,232 $ 1,193 Distributions declared and unpaid $ 5,633 $ 5,578 $ 5,664 Land acquired upon finance lease termination $ 3,470 $ — $ 4,707 Origination of seller financed notes receivable $ — $ 3,700 $ — ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-26

Note 9 – Accounts Payable and Accrued Expenses Accounts payable and accrued expenses consisted of the following as of the periods indicated below (in thousands): December 31, 2024 December 31, 2023 Accrued real estate and other taxes $ 11,228 $ 11,794 Accrued operating and other 9,141 8,673 Accrued capital expenditures and leasing costs 8,040 6,284 Accrued interest 2,017 2,122 Accounts payable 1,159 1,606 Total $ 31,585 $ 30,479 Note 10 – Commitments and Contingencies Leasing As part of its ordinary re-leasing activities, the Company has agreed and anticipates that it will continue to agree to provide rent concessions to tenants and incur leasing costs with respect to its properties, including amounts paid directly to tenants to improve their space and/or building systems, or tenant improvement allowances, landlord agreements to perform and pay for certain improvements, and leasing commissions. These rent concession and leasing cost commitments could be significant and are expected to vary due to factors such as competitive market conditions for leasing of commercial office space and the volume of square footage subject to re-leasing by the Company. As of December 31, 2024, the Company had the following estimated total outstanding leasing costs commitments (in thousands): Total (1) Tenant improvement allowances $ 64,274 Reimbursable landlord work (2) 6,478 Non-reimbursable landlord work (2) 7,577 Leasing commissions 323 Total $ 78,652 ____________________________________ (1) Outstanding commitments do not include rent concessions as such amounts are recorded as a component of straight-line rent receivable, net, in accordance with U.S. GAAP. (2) Landlord work represents specific improvements agreed to within the lease agreement to be performed by the Company, as landlord, as a new and non- recurring obligation and in order to induce the tenant to enter into a new lease or lease renewal or extension. Outstanding commitments for reimbursable and non-reimbursable landlord work include estimates and are subject to change. The actual amount the Company pays for tenant improvement allowances may be lower than the amount agreed upon in the applicable lease and will depend upon the tenant’s use of the capital on the agreed upon timeline. The timing of the Company’s cash outlay for tenant improvement allowances is significantly uncertain and will depend upon the applicable tenant’s schedule for the improvements and corresponding use of capital, if any. For assets financed on the CMBS Loan, the Company has funded reserves with the lender for tenant improvement allowances and rent concessions. As of December 31, 2024, total restricted cash of $41.5 million was reserved for outstanding leasing costs, including $30.1 million for tenant improvement allowances and $11.4 million for rent concession commitments, and is included in other assets, net in the accompanying consolidated balance sheets. Litigation From time to time, the Company may be party to various legal proceedings which it believes are routine in nature and incidental to the operation of its business. The Company does not believe that any such legal proceedings will have a material adverse effect upon its consolidated position or results of operations. ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-27

ORION PROPERTIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition, in each case, that it believes will have a material adverse effect upon its consolidated position or results of operations.

Note 11 – Leases

Lessor

As of December 31, 2024, the Company's operating leases have non-cancelable lease terms ranging from 0.1 years to 16.0 years. Certain leases with tenants include tenant options to extend or terminate the lease agreements or to purchase the underlying assets. Lease agreements may also contain rent increases that are based on an index or rate (e.g., the consumer price index).

The components of rental revenue from the Company's operating leases during the periods indicated below were as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Fixed:			
Cash rental revenue	$ 117,953	$ 141,471	$ 156,505
Straight-line rental revenue	(210)	5,649	(769)
Lease intangible amortization	637	894	1,091
Fixed property operating cost reimbursements	5,881	5,956	5,566
Other fixed rental revenue	1,128	865	5,271
Total fixed	125,389	154,835	167,664
Variable:			
Variable property operating cost reimbursements	35,897	36,010	36,624
Other variable rental revenue	2,769	3,396	3,065
Total variable	38,666	39,406	39,689
Total rental revenue	$ 164,055	$ 194,241	$ 207,353

The following table presents future minimum base rent payments due to the Company under the terms of its operating lease agreements, excluding expense reimbursements, over the next five years and thereafter as of December 31, 2024 (in thousands).

	Future Minimum Base Rent Payments
2025	$ 89,434
2026	88,837
2027	69,613
2028	57,420
2029	43,862
Thereafter	236,311
Total	$ 585,477

F-28

ORION PROPERTIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

Lessee

The Company is the lessee under ground lease arrangements and corporate office leases, which meet the criteria under U.S. GAAP for an operating lease. As of December 31, 2024, the Company's operating leases had remaining lease terms ranging from 0.9 years to 60.0 years, which includes options to extend. Under the operating leases, the Company pays rent and may also pay variable costs, including property operating expenses and common area maintenance. The weighted-average discount rate used to measure the lease liability for the Company's operating leases was 3.72% as of December 31, 2024. As the Company's leases do not provide an implicit rate, the Company used an estimated incremental borrowing rate based on the information available at the lease commencement date or the lease guidance adoption date, as applicable, in determining the present value of lease payments.

Operating lease costs were $1.2 million, $1.3 million and $1.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. No cash paid for operating lease liabilities was capitalized during the years ended December 31, 2024, 2023 and 2022.

The following table reflects the maturity analysis of payments due from the Company over the next five years and thereafter for ground and corporate office lease obligations as of December 31, 2024 (in thousands).

		Future Minimum Lease Payments
2025	$	1,184
2026		778
2027		752
2028		761
2029		473
Thereafter		12,044
Total		15,992
Less: imputed interest		5,550
Total	$	10,442

Note 12 – Stockholders' Equity

Common Stock

The Company was initially capitalized on July 15, 2021 with the issuance of 100,000 shares of common stock to Realty Income for a total of $1,000.

On November 10, 2021, the Company issued 56,525,650 additional shares of common stock to Realty Income, such that Realty Income owned 56,625,650 shares of the Company's common stock. On November 12, 2021, Realty Income effected the Distribution.

Distributions

During the years ended December 31, 2024, 2023 and 2022, the Company's Board of Directors declared quarterly cash dividends on shares of the Company's common stock as follows:

Declaration Date	Record Date	Paid Date	Distributions Per Share	
February 27, 2024	March 29, 2024	April 15, 2024	$	0.10
May 7, 2024	June 28, 2024	July 15, 2024	$	0.10
August 7, 2024	September 30, 2024	October 15, 2024	$	0.10
November 6, 2024	December 31, 2024	January 15, 2025	$	0.10

F-29

ORION PROPERTIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

Declaration Date	Record Date	Paid Date	Distributions Per Share
March 7, 2023	March 31, 2023	April 17, 2023	$ 0.10
May 8, 2023	June 30, 2023	July 17, 2023	$ 0.10
August 8, 2023	September 29, 2023	October 16, 2023	$ 0.10
November 9, 2023	December 29, 2023	January 16, 2024	$ 0.10

Declaration Date	Record Date	Paid Date	Distributions Per Share
March 22, 2022	March 31, 2022	April 15, 2022	$ 0.10
May 3, 2022	June 30, 2022	July 15, 2022	$ 0.10
August 2, 2022	September 30, 2022	October 17, 2022	$ 0.10
November 1, 2022	December 30, 2022	January 17, 2023	$ 0.10

On March 4, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.02 per share for the first quarter of 2025, payable on April 15, 2025 to stockholders of record as of March 31, 2025.

The following table sets forth the federal income tax characterization of dividends paid on a percentage basis on the Company's common stock for the periods indicated below:

	Year Ended December 31,		
	2024	2023	2022
Ordinary dividends	— %	— %	— %
Capital gain distributions	— %	— %	— %
Nondividend distributions	100.00 %	100.00 %	100.00 %
Total	100.00 %	100.00 %	100.00 %

Arch Street Warrants

On November 12, 2021, in connection with the Distribution, Orion OP entered into an Amended and Restated Limited Liability Company Agreement (the "LLCA") of the Arch Street Joint Venture, by and between Orion OP and OAP Holdings LLC (the "Arch Street Partner"), an affiliate of Arch Street Capital Partners, pursuant to which the Arch Street Partner consented to the transfer of the equity interests of the Arch Street Joint Venture previously held by VEREIT Real Estate, L.P. to Orion OP.

Also on November 12, 2021, in connection with the entry into the LLCA, the Company granted certain affiliates of the Arch Street Partner warrants to purchase up to 1,120,000 shares of the Company's common stock (the "Arch Street Warrants"). The Arch Street Warrants entitle the respective holders to purchase shares of the Company's common stock at a price per share equal to $22.42, at any time. The Arch Street Warrants may be exercised, in whole or in part, through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Company common stock determined according to the formula set forth in the Arch Street Warrants. The Arch Street Warrants expire on the earlier of (a) ten years after issuance and (b) if the Arch Street Joint Venture is terminated, the later of the termination of the Arch Street Joint Venture and seven years after issuance.

Share Repurchase Program

On November 1, 2022, the Company's Board of Directors authorized the repurchase of up to $50.0 million of the Company's outstanding common stock until December 31, 2025, as market conditions warrant (the "Share Repurchase Program"). Repurchases may be made through open market purchases, privately negotiated transactions, structured or derivative transactions, including accelerated stock repurchase transactions, or other methods of acquiring shares in accordance with applicable securities laws and other legal requirements. The Share Repurchase Program does not obligate the Company to make any repurchases at a specific time or in a specific situation. Repurchases are subject to prevailing market conditions, the trading price of the Company's common stock, the Company's liquidity and anticipated liquidity needs, financial performance and other conditions. Shares of common stock repurchased by the Company under the Share Repurchase Program, if any, will be returned to the status of authorized but unissued shares of common stock.

F-30

The Company did not repurchase any shares under the Share Repurchase Program during the years ended December 31, 2024 and 2022. During the year ended December 31, 2023, the Company repurchased approximately 0.9 million shares of common stock in multiple open market transactions, at a weighted average share price of $5.46 for an aggregate purchase price of $5.0 million. As of December 31, 2024, the approximate dollar value of shares that remain available for repurchase under the Share Repurchase Program was $45.0 million. Note 13 – Equity-Based Compensation The Company has an equity-based incentive award plan (the “Equity Plan”) for officers, other employees, non-employee directors and consultants who provide services to the Company. Awards under the Equity Plan are accounted for under U.S. GAAP as share-based payments. The expense for such awards is recognized over the requisite service period, which is generally the vesting period. Under the Equity Plan, the Company may grant various types of awards, including restricted stock units that will vest if the recipient maintains employment with the Company over the requisite service period (the “Time-Based RSUs”) and restricted stock units that may vest in a number ranging from 0% to 100% of the total number of units granted, based on the Company’s total shareholder return measured on an absolute basis (“TSR-Based RSUs”) and based on certain operational performance metrics (“Metrics-Based RSUs” and collectively with the TSR-Based RSUs, “Performance-Based RSUs”), in each case for officers and other employees during a three-year performance period. The Company also granted Time-Based RSUs to its non-employee directors which are scheduled to vest on the earlier of the one-year anniversary of the grant date and the next annual meeting, subject to the recipient’s continued service with the Company. Failure to satisfy the performance conditions for the Metrics-Based RSUs will result in the forfeiture of the units and, in the case of awards where the performance conditions were previously determined to be likely of achieving, a reversal of any previously recognized equity-based compensation expense. Failure to satisfy the market conditions for the TSR-Based RSUs will result in the forfeiture of the units but does not result in a reversal of previously recognized equity-based compensation expense, provided that the requisite service has been rendered. Forfeiture of Time-Based RSUs or Performance-Based awards due to the failure to meet the service requirements results in the reversal of previously recognized equity-based compensation expense. The Company adjusts for forfeitures of Time-Based RSUs and Performance-Based RSUs as they occur. During the years ended December 31, 2024, 2023 and 2022, the Company granted Time-Based RSUs and/or Performance- Based RSUs to non-employee directors and officers and other employees of the Company. The fair value of the Time-Based RSUs is determined using the closing stock price on the grant date and is expensed over the requisite service period on a straight-line basis. The fair value of the TSR-Based RSUs is determined using a Monte Carlo simulation which takes into account multiple input variables that determine the probability of satisfying the required total shareholder return, and such fair value is expensed over the performance period. The fair value of the Metrics-Based RSUs is determined using the closing stock price on the grant date and is expensed over the requisite service period to the extent that the likelihood of achieving the performance metrics is probable. As of December 31, 2024, the Company determined that the likelihood of achieving some of the performance metrics was probable and, accordingly, the Company recognized compensation expense for such Metrics- Based RSUs and determined that the likelihood of achieving the remaining performance metrics was improbable and the Company recognized no compensation expense for the remaining Metrics-Based RSUs. Time-Based RSUs and Performance-Based RSUs do not provide for any rights of a common stockholder prior to the vesting of such restricted stock units. Equity-based compensation expense related to Time-Based RSUs and Performance-Based RSUs for the years ended December 31, 2024, 2023 and 2022 was $3.7 million, $2.5 million and $1.4 million, respectively. As of December 31, 2024, total unrecognized compensation expense related to Time-Based RSUs and Performance-Based RSUs was approximately $4.1 million with an aggregate weighted-average remaining term of 1.7 years. ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-31

The following table details the activity of the Time-Based RSUs for the periods indicated below: Time-Based RSUs Weighted-Average Grant Date Fair Value per Share Unvested units, December 31, 2022 156,947 $ 17.12 Granted 363,745 $ 7.10 Vested (75,556) $ 16.17 Forfeited — $ — Unvested units, December 31, 2023 445,136 $ 9.09 Granted 771,870 $ 3.37 Vested (217,028) $ 8.94 Forfeited (23,015) $ 4.89 Unvested units, December 31, 2024 976,963 $ 4.71 The following table details the activity of the Performance-Based RSUs for the periods indicated below: Performance-Based RSUs Weighted-Average Grant Date Fair Value per Share Unvested units, December 31, 2022 212,154 $ 13.65 Granted 509,273 $ 5.83 Vested — $ — Forfeited — $ — Unvested units, December 31, 2023 721,427 $ 8.13 Granted 1,613,592 $ 2.41 Vested (31,080) $ 17.77 Forfeited (201,625) $ 16.33 Unvested units, December 31, 2024 2,102,314 $ 2.81 The Company was also required under U.S. GAAP to recognize equity-based compensation expense for awards to its employees who received grants of Realty Income time-based restricted stock units and stock options in connection with the Separation and the Distribution. Equity-based compensation expense related to such Realty Income equity-based compensation awards was less than $0.1 million for the year ended December 31, 2024, and was $0.2 million and $0.4 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2024, there was no remaining unrecognized compensation expense related to Realty Income time-based restricted stock units and stock options. ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-32

Note 14 – Net Loss Per Share The computation of basic and diluted earnings per share is as follows for the periods indicated below (in thousands, except per share data): Year Ended December 31, 2024 2023 2022 Net loss $ (102,976) $ (57,311) $ (97,474) Net (income) loss attributable to non-controlling interest (36) 9 (20) Net loss attributable to common stockholders and used in basic and diluted net loss per share (103,012) (57,302) (97,494) Weighted average shares of common stock outstanding - basic 55,903 56,410 56,632 Effect of dilutive securities (1) — — — Weighted average shares of common stock - diluted 55,903 56,410 56,632 Basic and diluted net loss per share attributable to common stockholders $ (1.84) $ (1.02) $ (1.72) ____________________________________ (1) There were no adjustments to the weighted average common shares outstanding used in the diluted calculation given that all potentially dilutive shares were antidilutive for the year ended December 31, 2024 and there were no potentially dilutive shares for the years ended December 31, 2023 and 2022. The following were excluded from diluted net loss per share attributable to common stockholders during the periods indicated below, as the effect would have been antidilutive (in thousands): Year Ended December 31, 2024 2023 2022 Weighted average unvested Time-Based RSUs and Performance-Based RSUs (1) 74 — — Weighted average stock warrants 1,120 1,120 1,120 ____________________________________ (1) Net of assumed purchases in accordance with the treasury stock method and exclude Performance-Based RSUs for which the performance thresholds have not been met by the end of the applicable reporting period. Note 15 – Subsequent Events Distributions On March 4, 2025, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share for the first quarter of 2025, payable on April 15, 2025 to stockholders of record as of March 31, 2025. Arch Street Joint Venture Member Loan During February 2025, the Company made an additional member loan of $8.3 million to fund leasing costs related to a lease extension that was completed for one of the properties in the Arch Street Joint Venture portfolio. ORION PROPERTIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 F-33

ORION PROPERTIES INC.
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2024 (in thousands)

Schedule III – Real Estate and Accumulated Depreciation

		Initial Costs (1)						
Property	Encumbrances at December 31, 2024	Land	Buildings, Fixtures and Improvements	Adjustments Subsequent to Acquisition (2)	Gross Amount Carried at December 31, 2024 (3) (4)	Accumulated Depreciation (3) (5)	Date Acquired	Date of Construction
Commercial & Professional Services - Brownsville, TX	$ —	$ 1,740	$ 11,571	$ 956	$ 14,267	$ (5,765)	4/1/2011	2007
Telecommunication Services - Augusta, GA	—	—	11,128	431	11,559	(5,535)	4/1/2011	2007
Telecommunication Services - Salem, OR	—	1,722	10,074	676	12,472	(4,903)	6/22/2011	2000
Financial Institutions - Mount Pleasant, SC	—	10,803	25,511	(17,582)	18,732	—	1/22/2013	2003
Health Care Equipment & Services - St. Louis, MO	12,041	—	38,799	363	39,162	(13,300)	1/22/2013	2009
Government & Public Services - Brownsville, TX	1,345	321	6,803	172	7,296	(2,446)	1/22/2013	2008
Government & Public Services - Parkersburg, WV	—	494	12,902	378	13,774	(4,451)	1/22/2013	2009
Government & Public Services - Paris, TX	2,292	274	5,392	246	5,912	(1,885)	1/22/2013	2010
Government & Public Services - Eagle Pass, TX	—	146	2,086	44	2,276	(758)	1/22/2013	2002
Government & Public Services - Dallas, TX	—	399	9,748	67	10,214	(3,403)	1/22/2013	2011
Government & Public Services - Redding, CA	—	676	20,553	568	21,797	(7,055)	1/22/2013	2003
Government & Public Services - Minneapolis, MN	—	1,046	8,588	—	9,634	(2,934)	1/22/2013	2005
Government & Public Services - Malone, NY	5,134	824	9,485	132	10,441	(3,357)	1/22/2013	2011
Government & Public Services - Sioux City, IA	—	77	4,761	413	5,251	(1,714)	1/22/2013	2011
Government & Public Services - Knoxville, TN	—	761	9,041	355	10,157	(3,214)	1/22/2013	2011
Health Care Equipment & Services - Bedford, TX	34,167	1,608	56,219	—	57,827	(19,208)	1/22/2013	2010
Government & Public Services - Eagle Pass, TX	—	68	811	(27)	852	(282)	1/22/2013	2002
Transportation - Memphis, TN	17,114	3,570	16,601	519	20,690	(5,812)	2/27/2013	1999
Transportation - Columbus, OH	16,014	—	19,637	—	19,637	(6,476)	6/19/2013	2012
Vacant - Deerfield, IL (6)	—	4,093	11,511	(13,564)	2,040	—	8/27/2013	1984
Vacant - Deerfield, IL (6)	—	4,262	11,988	(14,125)	2,125	—	8/27/2013	1984
Vacant - Deerfield, IL (6)	—	4,082	11,484	(13,531)	2,035	—	8/27/2013	1984
Vacant - Deerfield, IL (6)	—	4,089	11,503	(13,553)	2,039	—	8/27/2013	1984
Vacant - Deerfield, IL (6)	—	2,586	7,275	(8,572)	1,289	—	8/27/2013	1976
Vacant - Deerfield, IL (6)	—	3,181	8,947	(10,543)	1,585	—	8/27/2013	1976
Capital Goods - Cedar Rapids, IA	7,000	1,000	12,981	—	13,981	(4,157)	10/10/2013	2013
Consumer Durables & Apparel - Providence, RI	—	2,550	21,779	—	24,329	(6,828)	1/31/2014	1985
Materials - East Windsor, NJ	10,391	240	13,446	155	13,841	(4,128)	4/30/2014	2008
Media & Entertainment - East Syracuse, NY	11,002	880	15,817	—	16,697	(4,839)	4/30/2014	2000
Government & Public Services - Cocoa, FL	—	450	949	79	1,478	(103)	11/1/2021	2009
Government & Public Services - Grangeville, ID	—	1,385	3,436	338	5,159	(480)	11/1/2021	2007
Government & Public Services - Fort Worth, TX	—	572	3,985	55	4,612	(383)	11/1/2021	2010
Government & Public Services - Plattsburgh, NY	—	1,136	2,486	148	3,770	(274)	11/1/2021	2008
Vacant - Warwick, RI	—	1,358	3,982	(423)	4,917	(144)	11/1/2021	1995
Capital Goods - Longmont, CO	—	2,106	12,543	463	15,112	(1,228)	11/1/2021	1993

F-34

ORION PROPERTIES INC.
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2024 (in thousands)

Property	Encumbrances at December 31, 2024	Initial Costs [1]		Adjustments Subsequent to Acquisition [2]	Gross Amount Carried at December 31, 2024 [3][4]	Accumulated Depreciation [3][5]	Date Acquired	Date of Construction
		Land	Buildings, Fixtures and Improvements					
Health Care Equipment & Services - Waukegan, IL	$ —	$ 636	$ 4,136	$ 1,681	$ 6,453	$ (478)	11/1/2021	1980
Health Care Equipment & Services - Fresno, CA	—	4,454	17,292	432	22,178	(1,655)	11/1/2021	1984
Telecommunication Services - Richardson, TX	—	1,187	21,037	634	22,858	(1,933)	11/1/2021	1986
Health Care Equipment & Services - San Antonio, TX	—	2,125	15,425	462	18,012	(1,515)	11/1/2021	2008
Restaurant - Tulsa, OK	—	6,865	34,716	60	41,641	(3,147)	11/1/2021	1995
Vacant - Englewood, CO	—	2,291	2,989	(1,280)	4,000	—	11/1/2021	2011
Consumer Durables & Apparel - Denver, CO [7]	—	3,386	19,727	1,604	24,717	(1,943)	11/1/2021	2001
Vacant - Richardson, TX	—	2,047	12,733	7	14,787	(1,298)	11/1/2021	2008
Commercial & Professional Services - Lawrence, KS	—	3,576	2,996	97	6,669	(360)	11/1/2021	1997
Vacant - Lawrence, KS	—	3,334	3,449	80	6,863	(426)	11/1/2021	2003
Materials - The Woodlands, TX	—	5,772	14,236	3,591	23,599	(1,710)	11/1/2021	2009
Consumer Durables & Apparel - Englewood, CO	20,537	3,354	14,714	543	18,611	(1,508)	11/1/2021	2009
Vacant - Malvern, PA	—	3,853	25,296	793	29,942	(2,455)	11/1/2021	1999
Media & Entertainment - Milwaukee, WI	—	2,727	18,083	40	20,850	(1,648)	11/1/2021	2001
Telecommunication Services - Nashville, TN	9,291	2,588	9,587	1,241	13,416	(1,015)	11/1/2021	2002
Retailing - The Woodlands, TX	—	2,550	17,481	1,429	21,460	(1,734)	11/1/2021	2014
Retailing - Santee, CA	—	—	9,859	1,150	11,009	(1,033)	11/1/2021	2003
Materials - Glen Burnie, MD	—	3,095	11,466	1,401	15,962	(1,283)	11/1/2021	1984
Vacant - Irving, TX	—	9,267	19,853	385	29,505	(1,886)	11/1/2021	1997
Capital Goods - Tulsa, OK	—	1,904	1,238	—	3,142	(142)	11/1/2021	1982
Vacant - Covington, KY	—	4,087	56,991	6,737	67,815	(5,590)	11/1/2021	2002
Software & Services - Amherst, NY [8]	—	2,997	2,701	—	5,698	(378)	11/1/2021	1986
Capital Goods - Sterling, VA	29,094	10,515	25,393	—	35,908	(2,446)	11/1/2021	2011
Capital Goods - Malvern, PA	11,552	2,607	10,844	—	13,451	(1,124)	11/1/2021	2014
Health Care Equipment & Services - Indianapolis, IN	—	1,430	4,386	271	6,087	(464)	11/1/2021	1993
Health Care Equipment & Services - Plano, TX	—	9,834	35,893	1,742	47,469	(3,585)	11/1/2021	2009
Capital Goods - Blair, NE	—	558	1,210	—	1,768	(148)	11/1/2021	2009
Vacant - Oklahoma City, OK	—	3,393	22,998	(17,948)	8,443	(177)	11/1/2021	2009
Software & Services - Lincoln, NE	—	—	6,587	1,326	7,913	(784)	11/1/2021	2009
Vacant - Buffalo, NY	—	4,710	36,740	28	41,478	(3,400)	11/1/2021	2007
Insurance - Urbana, MD	23,165	4,028	19,888	—	23,916	(1,924)	11/1/2021	2011
Health Care Equipment & Services - Nashville, TN	—	1,165	11,749	168	13,082	(1,164)	11/1/2021	2010
Retailing - Kennesaw, GA	11,430	—	11,141	3,690	14,831	(1,208)	11/1/2021	2012
Capital Goods - Duluth, GA	14,669	3,684	14,786	—	18,470	(1,425)	11/1/2021	1999
Commercial & Professional Services - Parsippany, NJ	—	9,537	9,174	358	19,069	(1,050)	11/1/2021	2009
Vacant - Bedford, MA	—	22,381	26,029	4	48,414	(2,760)	11/1/2021	2001
Financial Institutions - Hopewell, NJ	92,663	19,325	57,846	3,291	80,462	(5,556)	11/1/2021	2001

F-35

ORION PROPERTIES INC.
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2024 (in thousands)

Property	Encumbrances at December 31, 2024	Initial Costs [1] Land	Initial Costs [1] Buildings, Fixtures and Improvements	Adjustments Subsequent to Acquisition [2]	Gross Amount Carried at December 31, 2024 [3][4]	Accumulated Depreciation [3][5]	Date Acquired	Date of Construction
Vacant - Phoenix, AZ	$ 26,099	$ 4,786	$ 21,346	$ 844	$ 26,976	$ (2,204)	11/1/2021	2012
Vacant - Amherst, NY [8]	—	564	486	—	1,050	(69)	11/1/2021	1988
Materials - San Ramon, CA	18,000	12,250	25,269	—	37,519	(219)	9/11/2024	1984
	$ 373,000	$ 241,361	$ 1,111,592	$ (70,501)	$ 1,282,452	$ (177,906)		

(1) Initial costs exclude subsequent impairment charges.

(2) Consists of capital expenditures and real estate development costs, net of condemnations, easements, impairment charges and other adjustments.

(3) Gross intangible lease assets of $284.1 million and the associated accumulated amortization of $188.2 million are not reflected in the table above.

(4) The aggregate cost for federal income tax purposes of land, buildings, fixtures and improvements as of December 31, 2024 was approximately $1.9 billion.

(5) Depreciation is computed using the straight-line method over the estimated useful lives of up to 35 years for buildings and five to 20 years for building fixtures and improvements.

(6) The buildings and associated accumulated depreciation of the six-property campus in Deerfield, Illinois were written-off during the year ended December 31, 2024.

(7) This property was split during the year ended December 31, 2024 as a result of a pending parcel split and sale agreement on a portion of the land and improvements thereon. The vacant property under the sale agreement is included in real estate assets held for sale, net in the accompanying balance sheets as of December 31, 2024.

(8) These properties were split during the year ended December 31, 2024 due to a completed parcel split for the land and improvements thereon.

F-36

The following is a reconciliation of the gross real estate activity for the periods indicated below (in thousands): Year Ended December 31, 2024 2023 2022 Balance, beginning of year $ 1,320,396 $ 1,366,625 $ 1,481,745 Additions: Acquisitions/improvements 54,405 17,476 13,203 Deductions/Other Sold or disposed of (1) (20,955) (7,173) (18,548) Impairments (61,723) (41,467) (87,834) Reclassified to real estate assets held for sale, net (9,671) (15,065) (21,941) Balance, end of year $ 1,282,452 $ 1,320,396 $ 1,366,625 The following is a reconciliation of the accumulated depreciation for the periods indicated below (in thousands): Year Ended December 31, 2024 2023 2022 Balance, beginning of year $ 158,791 $ 133,379 $ 128,109 Additions: Depreciation expense 49,254 34,037 35,855 Deductions/Other Sold or disposed of (1) (15,887) — (169) Impairments (14,252) (8,625) (21,757) Reclassified to real estate assets held for sale, net — — (8,659) Balance, end of year $ 177,906 $ 158,791 $ 133,379 ____________________________________ (1) Includes the full write-off of the buildings and associated accumulated depreciation of the six-property campus in Deerfield, Illinois during the year ended December 31, 2024. ORION PROPERTIES INC. SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION December 31, 2024 (in thousands) F-37

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Executive Officers Paul H. McDowell Chief Executive Officer, President and Director Gavin B. Brandon Chief Financial Officer, Executive Vice President and Treasurer Christopher H. Day Chief Operating Officer, Executive Vice President Gary E. Landriau Chief Investment Officer, Executive Vice President Paul C. Hughes General Counsel and Secretary Directors Paul H. McDowell Chief Executive Officer, President and Director Reginald H. Gilyard Senior Advisor at the Boston Consulting Group, Inc. Kathleen R. Allen Professor Emerita at the Marshall School of Business at the University of Southern California Richard J. Lieb Former Senior Advisor of Greenhill & Co., LLC Gregory J. Whyte Chief Operating Officer of Realty Income Corporation Corporate Information Annual Meeting of Shareholders Wednesday, May 14, 2025 at 11:30 A.M. Eastern Time Virtual Meeting Stock Trading New York Stock Exchange Symbol: ONL Investor Relations T: (602) 675-0338 investors@onlreit.com Transfer Agent Computershare Trust Company, N.A. c/o Computershare Investor Services P.O. Box 505005 Louisville, KY 30233-5005 T: Toll Free: (877) 218-2434 M: International: (781) 575-3017 Corporate Headquarters Orion Properties Inc. 2398 E Camelback Road Suite 1060 Phoenix, AZ 85016

BR68629Y-0325-10K